Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

dated as of March 14, 2019

by and among

Tronox Limited,

INEOS Joliet US Holdco, LLC

and,

solely for purposes of Article I, Article II, Section 5.14, Article VIII and Article XI,

INEOS AG

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TABLE OF CONTENTS (CONT’D)

TABLE OF CONTENTS (CONT’D)

TABLE OF CONTENTS (CONT’D)

Exhibits

Page

Exhibit A –	Pre-Closing Restructuring Summary
Exhibit B –	Form of Transfer Agreement
Exhibit C –	Accounting Principles
Exhibit D –	Example Closing Statement
Exhibit E –	Form of Transitional Services Agreement
Exhibit F –	Form of Baltimore Technical Facility Sublease
Exhibit G –	Form of Landfill Management and Transfer Agreement
Exhibit H –	Feedstock Support Matters
Exhibit I –	Form of Strategic Supply Agreement
Exhibit J –	Annual Licensed Volume and Option Fees
Exhibit K –	Proposed FTC Decision and Order
Exhibit L –	Final FTC Decision and Order
Exhibit M –	BATC Separation Plan
Exhibit N –	Pre-Closing IT Preparation

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of March 14, 2019, is entered into by and among Tronox Limited, a public limited company incorporated under the laws of the State of Western Australia (“Seller”), INEOS AG, a company limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Parent”) (solely for purposes of Article I, Article II, Section 5.14, Article VIII and Article XI), and INEOS Joliet US Holdco, LLC, a limited liability company organized under the laws of Delaware and a wholly-owned, indirect subsidiary of Parent (“Purchaser”) (each, a “Party” and, collectively, the “Parties”).  Defined terms shall have the meanings ascribed thereto in Section 11.05.

RECITALS

WHEREAS, Seller and The National Titanium Dioxide Company Limited, a limited company organized under the laws of the Kingdom of Saudi Arabia (“Cristal”), are among the parties to that certain Transaction Agreement, dated as of February 21, 2017 (as amended and as may be further amended, restated or otherwise modified from time to time, the “Acquisition Agreement”), pursuant to which Seller will acquire Cristal’s titanium dioxide business (such transaction, the “Acquisition”);

WHEREAS, the U.S. Federal Trade Commission (the “FTC”) has filed complaints in federal district court and before an administrative law judge to preliminarily and permanently enjoin the Acquisition;

WHEREAS, such federal district court granted the FTC’s motion for a preliminary injunction on September 5, 2018 (the “Preliminary Injunction”);

WHEREAS, such administrative law judge issued an Initial Decision and Order on December 7, 2018, ordering Seller, Cristal, The National Industrialization Company and Cristal USA Incorporated to terminate the Acquisition Agreement, and cease and desist from taking any actions to consummate the Acquisition Agreement;

WHEREAS, in order to resolve the concerns raised by the FTC or to otherwise obtain an order of a United States Court approving the Acquisition Agreement subject to Seller, Parent and Purchaser consummating the transactions contemplated by this Agreement, Seller has agreed to divest the titanium dioxide business conducted by Cristal and its Affiliates at Ashtabula Plant 1 and Ashtabula Plant 2 in Ashtabula, Ohio, including the production, manufacture, marketing, development and sale of titanium dioxide products, by-products and co-products from or relating to such plants (the “Business”), following the closing of the Acquisition (the “Acquisition Closing”), to Purchaser, to permit Purchaser to replace lost competition by itself producing, manufacturing, marketing, developing, and selling these products into and from North America, on the terms and subject to the conditions of this Agreement;

WHEREAS, this Agreement will be submitted to the FTC for FTC consent or, absent such consent, to a United States Court seeking approval of the Acquisition subject to each Party complying with the applicable terms of this Agreement;

WHEREAS, the FTC has or is about to issue a Decision and Order governing the scope, nature and extent and requirements of this Agreement;

WHEREAS, Seller desires to cause its Subsidiaries to sell, and Purchaser desires to purchase, the Business following the Acquisition Closing through a sale and purchase of the Acquired Shares, on the terms and subject to the conditions of this Agreement (the “Business Transaction”);

WHEREAS, in order to give effect to the Business Transaction, Seller desires to reorganize its assets and operations relating to the Business prior to the Closing on the terms and conditions set forth in Section 1.02 (the “Restructuring”);

WHEREAS, (a) following the Acquisition Closing, Seller will indirectly own all of the issued and outstanding shares of Cristal Holdings, Inc., a Delaware corporation (the “Company”, and such shares, the “Acquired Shares”), (b) the Company, through its Subsidiaries (together with the Company, the “Transferred Companies”), has historically operated the Business, and (c) following the completion of the Restructuring, the Transferred Companies will own, collectively, substantially all of the assets, operations and properties primarily relating to the Business, as set forth herein, so that through the purchase of the Acquired Shares, Purchaser will acquire the Business on the terms and subject to the conditions set forth herein; and

WHEREAS, Parent, Purchaser and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Business Transaction and also to prescribe conditions to the Business Transaction.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the Parties agree as follows:

ARTICLE I

The Sale and Purchase

Section 1.01     Sale and Purchase of the Acquired Shares.  Upon the terms and subject to the satisfaction or waiver of the conditions set forth in, and in accordance with, this Agreement, at the closing of the Business Transaction (the “Closing”), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Acquired Shares, free and clear of all Liens.

Section 1.02     Pre-Closing Restructuring.  Prior to the Closing, upon the terms and subject to the conditions set forth in this Agreement, except as otherwise set forth in Section 1.03 or Section 5.22, Seller shall, and shall cause its Subsidiaries to, (a) consummate the Restructuring in accordance with Exhibit A and pursuant to the transfer agreement substantially in the form of Exhibit B attached hereto; (b) deliver all agreements, instruments, certificates and other documents to effect the Restructuring to Purchaser for Purchaser’s review and comment and incorporate any reasonable comments to such documents; and (c) keep Purchaser reasonably informed with respect to all material activity concerning the status of the Restructuring and cooperate in good faith with all of Purchaser’s reasonable requests for information related to the Restructuring.

Section 1.03       Limitations on Assignment.  Notwithstanding anything in this Agreement to the contrary, this Agreement (including Exhibit A) shall not constitute an agreement to assign, license, sublicense or otherwise provide rights with respect to any Business Asset or Excluded Asset if an attempted assignment, license, sublicense or other provision, without the Consent of a third party, would constitute a breach or other contravention of any applicable restriction upon such assignment, license, sublicense or other provision, trigger or accelerate rights of any Person, constitute a violation of or be ineffective under applicable Law or otherwise adversely affect the rights of Seller and its Subsidiaries or the Transferred Companies, respectively (such assignee, the “Proposed Assignee”). Prior to the Closing, Seller shall (subject to the Expenses Cap and the terms of Section 5.08(b), at Seller’s cost and expense) use its reasonable best efforts to obtain all Consents that are required to assign, convey or transfer the Business Assets or Excluded Assets and Purchaser shall cooperate in all reasonable respects with Seller to obtain all such Consents. If any such Consent with respect to any Business Asset or Excluded Asset has not been obtained prior to the Closing Date (each such asset, a “Non-Assignable Asset”), to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, such Non-Assignable Assets shall be held, as of and from the Closing Date, by Seller or its applicable Subsidiary or by the applicable Transferred Company, as applicable (such assignor, the “Proposed Assignor”), in trust for the applicable Proposed Assignee and the covenants and obligations thereunder shall be performed by the Proposed Assignee (or its designated Subsidiary) in such Proposed Assignor’s name, the Proposed Assignee shall bear all expenses related thereto, and all benefits and obligations existing thereunder shall be for the Proposed Assignee’s account. From and after the Closing Date until the date that is twelve (12) months following the Closing Date, upon the reasonable request of the Proposed Assignee, the Proposed Assignor shall (subject to the Expenses Cap and the terms of Section 5.08(b), at Seller’s cost and expense) use its reasonable best efforts to obtain all Consents required to assign, convey or transfer any Non-Assignable Asset and the Proposed Assignee shall cooperate in all reasonable respects with the Proposed Assignor to obtain all such Consents.  The Proposed Assignor shall take or cause to be taken at the Proposed Assignee’s expense such actions in its name or otherwise as the Proposed Assignee may reasonably request so as to provide the Proposed Assignee with the benefits of the Non-Assignable Assets and to effect collection of money or other consideration that becomes due and payable under the Non-Assignable Assets, and the Proposed Assignor shall promptly pay over to the Proposed Assignee all money or other consideration received by it in respect of all Non-Assignable Assets. As of and from the Closing Date, the Proposed Assignor authorizes the Proposed Assignee (or its designee), to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, at the Proposed Assignee’s expense, to perform all the obligations and receive all the benefits of the applicable Proposed Assignor under the Non-Assignable Assets and appoints the Proposed Assignee (or its designee) its attorney-in-fact to act in its name on its behalf with respect thereto, and the Proposed Assignee agrees to indemnify and hold the Proposed Assignor and its Subsidiaries, agents, successors and assigns harmless from and against any and all liabilities and Losses based upon, arising out of or relating to the Proposed Assignee’s performance of, or failure to perform, such obligations under the Non-Assignable Assets, except in the case of the Proposed Assignor’s gross negligence or willful misconduct.

Section 1.04        Purchase Price. In consideration for the Acquired Shares, at the Closing, Parent or Purchaser shall pay, or cause to be paid, to Seller an amount of cash equal to (i) $700,000,000 (the “Enterprise Value”) plus (ii) the Estimated Adjustment Amount plus (iii) the Unfunded Salaried Plan Amount (the total of clauses (i), (ii) and (iii), the “Estimated Purchase Price”), and in the case of clause (ii), as adjusted following the Closing in accordance with Section 1.06(g).

Section 1.05        Closing.

(a)        The Closing shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., New York City time, on the final Business Day of the calendar month on which the last of the conditions to the Closing set forth in Article VI has been satisfied or (to the extent permitted by Law) waived by the Party or Parties entitled to the benefits thereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions by the Party or Parties entitled to the benefits thereof); provided that if the FTC Decision and Order specifies that the Closing shall occur on (another) specific date, on such other date specified by the FTC Decision and Order, provided further that such date is not earlier than the third (3rd) Business Day following the date on which the last of the conditions to the Closing set forth in Article VI has been satisfied or (to the extent permitted by Law) waived by the Party or Parties entitled to the benefits thereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions by the Party or Parties entitled to the benefits thereof); or at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser (the date on which the Closing takes place being the “Closing Date”).

(b)         At the Closing:

(i)          Seller shall deliver, or cause to be delivered, to Purchaser:

(A)         a certificate or certificates representing the Acquired Shares duly endorsed by the applicable Subsidiary of Seller for transfer to Purchaser, with appropriate transfer stamps, if any, affixed, if the Acquired Shares are certificated;

(B)         resignations from office of each of the directors and officers of the Transferred Companies, in each case designated by Purchaser (in writing delivered to Seller at least five (5) Business Days prior to the Closing) to resign at the Closing;

(C)         the certificates of incorporation or formation, as applicable, common seals, minute books, statutory registers and share or membership interest certificate books (to the extent shares or other equity interests of the Transferred Companies were issued in certificate form) and all other statutory records of the Transferred Companies (provided that delivery of the foregoing to the offices of the Transferred Companies shall be deemed to satisfy this requirement), in each case, to the extent in possession of Seller;

(D)         a duly executed and acknowledged certificate from the Company, dated within thirty (30) days prior to the Closing Date and in form and substance reasonably acceptable to Purchaser, prepared in accordance with the applicable U.S. Treasury Regulations promulgated under Sections 1445 and 897 of the Code,  that certifies that the Company was not a “United States real property holding corporation” (within the meaning of Section 897(c)(2) of the Code) as of the Closing Date or at any time during the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, along with written authorization for Purchaser to deliver such certificate to the Internal Revenue Service on behalf of the Company upon Closing;

(E)          the certificate required to be delivered pursuant to Section 6.03(c);

(F)          executed counterparts of each of the other Ancillary Agreements to which Seller or any Seller Subsidiary is a party; and

(G)         all such other documents, certificates and instruments as Purchaser may reasonably request in order to give effect to the Business Transaction and the Ancillary Agreements or to vest in Purchaser good and valid title to the Acquired Shares.

(ii)         Purchaser shall deliver, or cause to be delivered, to Seller:

(A)         the Estimated Purchase Price, by wire transfer of immediately available funds, to the account designated by Seller in writing (which designation shall have been made at least two (2) Business Days prior to the Closing Date);

(B)          the certificate required to be delivered pursuant to Section 6.02(c);

(C)          executed counterparts of each of the other Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party; and

(D)         all such other documents, certificates and instruments as Seller may reasonably request in order to give effect to the Business Transaction and the Ancillary Agreements or to vest in Purchaser or its Subsidiaries, as the case may be, good and valid title to the Acquired Shares.

Section 1.06        Adjustment Amount.

(a)         Estimated Closing Statement. At least six (6) Business Days prior to the expected Closing Date (and in any event not more than ten (10) Business Days prior to the actual Closing Date), Seller shall prepare and deliver to Purchaser a statement (the “Estimated Closing Statement”) consisting of its good faith calculation in reasonable detail of the Estimated Adjustment Amount, including the estimated Closing Cash (the “Estimated Cash”), the estimated Closing Indebtedness (the “Estimated Indebtedness”), the estimated Closing Working Capital (the “Estimated Closing Working Capital”), the estimated Unpaid Seller’s Expenses (the “Estimated Unpaid Seller’s Expenses”), and the Estimated Purchase Price based thereon. The Estimated Closing Statement shall be signed by a duly authorized officer of Seller, prepared in good faith and in accordance with the Accounting Principles set forth in Exhibit C and in the form of the illustrative calculation set forth in Exhibit D. Seller shall provide to Purchaser and its Representatives such access to the books and records of the Business and to any other information, including such access to the employees of the Transferred Companies and work papers of Seller’s accountants (subject to Purchaser entering into, and such accountants agreeing to, a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants), as Purchaser shall reasonably request in connection with Purchaser’s review of the Estimated Closing Statement and preparation of the Closing Statement. Purchaser may object to the amounts contained in the Estimated Closing Statement within two (2) Business Days after the delivery of the Estimated Closing Statement to Purchaser. Seller shall in good faith consider the objections, if any, of Purchaser to the Estimated Closing Statement and the Parties shall cooperate in good faith to resolve such objections, and make any necessary revisions to the Estimated Closing Statement. The Parties shall agree on a final Estimated Closing Statement containing the Estimated Adjustment Amount (and components thereof) and the Estimated Purchase Price based thereon no later than one (1) Business Day prior to the Closing Date.

(b)          Closing Statement. As promptly as practicable following the Closing Date (but in any event within ninety (90) days thereafter), Purchaser shall prepare, or cause to be prepared, and deliver to Seller a statement (the “Closing Statement”) consisting of a combined carve-out balance sheet of the Business as of the Effective Time (the “Closing Balance Sheet”) and a calculation in reasonable detail (as derived from the Closing Balance Sheet) of (i) the Closing Working Capital, (ii) the Working Capital Adjustment Amount, (iii) the Closing Indebtedness, (iv) the Unpaid Seller’s Expenses, (v) the Closing Cash, (vi) the Adjustment Amount, if any, and (vii) the amount, if any, payable pursuant to Section 1.06(g). The Closing Statement shall be signed by a duly authorized officer of Purchaser, prepared in good faith and in accordance with the Accounting Principles set forth in Exhibit C and in the form of the illustrative calculation set forth in Exhibit D.

(c)         Access to Information. Seller shall provide, or cause to be provided, to Purchaser and its Representatives such access to the books and records of the Business and access to employees of the Business and Seller’s accountants (subject to Purchaser entering into, and such accountants agreeing to, a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants), as Purchaser shall reasonably request, in connection with Purchaser’s preparation of the Closing Statement.  Purchaser shall provide, or caused to be provided, to Seller and its Representatives such access to the books and records of the Business and to any other information, including such access to employees of Purchaser and work papers of the accountants who compiled or reviewed the Closing Statement or the underlying accounting data (subject to Seller entering into, and such accountants agreeing to, a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants), as Seller shall reasonably request, in connection with Seller’s review of the Closing Statement.

(d)         Closing Statement Dispute Notice. The Closing Statement shall become final, binding and conclusive upon Seller and Purchaser on the forty-fifth (45th) day following Purchaser’s delivery of the Closing Statement unless Seller delivers to Purchaser on or prior to such forty-fifth (45th) day a written notice (a “Closing Statement Dispute Notice”) stating that Seller disputes one or more items contained in the Closing Statement (a “Disputed Item”) and specifying in reasonable detail each Disputed Item. If Seller timely delivers a Closing Statement Dispute Notice, all items in the Closing Statement that are not Disputed Items shall be final, binding and conclusive as to Purchaser and Seller for all purposes hereunder except for any such items that must be changed or adjusted as a direct consequence of a change or adjustment to a Disputed Item.

(e)         Resolution Period. If Seller timely delivers a Closing Statement Dispute Notice, then Purchaser and Seller shall seek in good faith to resolve the Disputed Items during the 30-day period beginning on the date Purchaser receives the Closing Statement Dispute Notice (the “Resolution Period”). If Purchaser and Seller reach agreement with respect to any Disputed Items, Purchaser shall revise the Closing Statement to reflect such agreement.

(f)        Independent Accountant. If Purchaser and Seller are unable to resolve all Disputed Items during the Resolution Period, then, at the request of either Party, Purchaser and Seller shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to such firm of independent accountants of internationally recognized standing as Seller and Purchaser agree or in the event that Seller and Purchaser are unable to agree on any such firm, such firm of independent accountants as selected by the American Arbitration Association (the “Independent Accountant”). Purchaser and Seller shall enter into reasonable and customary arrangements for the services to be rendered by the Independent Accountant, including a customary non-disclosure agreement. Purchaser and Seller shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thirty (30) days after such items are submitted to it for resolution. The Independent Accountant shall act as an expert and not as an arbitrator. The Independent Accountant shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 1.06 and the Accounting Principles. The Independent Accountant shall limit its review only to the Unresolved Items. In reviewing any Unresolved Items, the Independent Accountant may not assign a value to any Unresolved Item that is greater than the greatest value or less than the smallest value for such Unresolved Item claimed by either Party. As an initial procedural matter, each Party shall no later than five (5) Business Days after the Independent Accountant has been retained prepare a statement which it shall deliver to the Independent Accountant setting forth its position regarding the Unresolved Items. Such statement shall be accompanied by such supporting documentation as the Party preparing the same may care to submit. After the Independent Accountant has received both statements, the Parties shall cause the Independent Accountant to simultaneously provide such statements to both Parties (including all accompanying exhibits and schedules). Following delivery of the Parties’ statements of position, the Parties shall have the opportunity to schedule a joint meeting with both Parties and the Independent Accountant so each Party may present its evidence and the Independent Accountant may ask any questions regarding the Parties’ respective positions. For the avoidance of doubt, the Independent Accountant may ask questions regarding the Parties’ respective positions both at the meeting or at any time after (but prior to the Independent Accountant’s delivery of its determination referred to below). Following the meeting with the Independent Accountant (but no more than ten (10) Business Days thereafter), the Parties may (using the same procedure specified above with respect to the preparation and submission of the initial position statements) submit a final statement of position (together with the initial statements, the “Position Statements”). Except as specified above regarding the delivery of the Parties’ Position Statements to the Independent Accountant, all communications between either Party and the Independent Accountant or from the Independent Accountant to either Party shall copy the other, and no ex-parte communications or meetings shall be permitted. The determination of the Independent Accountant shall be based solely on (x) the definitions and other applicable provisions of this Agreement, (y) the Parties’ respective Position Statements and (z) the meeting referred to above and follow up questions therefrom (and not on an independent review), and such determination shall be final, binding and conclusive on Purchaser and Seller absent manifest error. The fees, expenses and costs of the Independent Accountant shall be borne by Seller and Purchaser in the same proportion as the aggregate amount of the Unresolved Items that is unsuccessfully disputed by each (as determined by the Independent Accountant) bears to the total amount of the Unresolved Items submitted to the Independent Accountant.

(g)         Final Adjustment. If (i) the Adjustment Amount (A) as set forth on the Closing Statement delivered by Purchaser to Seller, if Seller does not timely deliver a Closing Statement Dispute Notice pursuant to Section 1.06(d), (B) as agreed by Purchaser and Seller pursuant to Section 1.06(e), or (C) as determined by the Independent Accountant pursuant to Section 1.06(f) (as applicable, the “Actual Adjustment Amount”) exceeds the Estimated Adjustment Amount, then Parent or Purchaser shall pay, or cause to be paid, to Seller an amount in cash equal to such excess, or (ii) the Estimated Adjustment Amount exceeds the Actual Adjustment Amount, then Seller shall pay, or cause to be paid, to Purchaser an amount in cash equal to such excess.

(h)         Sole Remedy. For the avoidance of doubt, this Section 1.06 shall serve as the sole and exclusive source of recovery for any amounts owed to Seller or Purchaser in connection with the determination of the Actual Adjustment Amount and any payments in connection therewith.

(i)        Method of Payment. Any amount due pursuant to Section 1.06(g) shall be made by wire transfer of immediately available funds to an account designated by the receiving Party within five (5) Business Days after the Closing Statement becomes final pursuant to Section 1.06(d), Section 1.06(e) or Section 1.06(f).

(j)          Effect of Adjustments.  The Parties agree that any payments made pursuant to this Section 1.06 shall be treated for all Tax purposes as an adjustment to the Purchase Price.

Section 1.07     Withholding. Parent, Purchaser, Seller and/or their Affiliates shall be entitled to deduct and withhold from the Purchase Price otherwise payable pursuant to this Agreement to Seller and/or its Subsidiaries, and other payments pursuant to this Agreement, such amounts as Parent, Purchaser, Seller and/or their Affiliates are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of any other U.S. federal, state, local or non-U.S. Tax Law. To the extent that such amounts are withheld by Parent, Purchaser, Seller and/or their Affiliates, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom or for whose account the Agreement requires the applicable payment to be made. Parent, Purchaser or Seller, as applicable, shall (a) promptly notify the other Party of any anticipated withholding in respect of the Purchase Price, (b) consult with the other Party in good faith to determine whether such deduction and withholding is required under applicable Tax Law, and (c) cooperate with the other Party in good faith to minimize the amount of any applicable withholding.

ARTICLE II

Representations and Warranties of Parent and Purchaser

Each of Parent and Purchaser represents and warrants to Seller that the statements contained in this Article II are true and correct except as set forth in the disclosure letter delivered by Purchaser to Seller at or before the execution and delivery by Purchaser of this Agreement (the “Purchaser Disclosure Letter”). The Purchaser Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article II, and the disclosure in any section shall be deemed to qualify other sections in this Article II to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections (other than Section 2.01, Section 2.02 and Section 2.07 of the Purchaser Disclosure Letter, which matters shall be disclosed only by specific disclosure in the respective section of the Purchaser Disclosure Letter).

Section 2.01        Organization, Standing and Power. Each of Parent and Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept).  Each of Parent and Purchaser has all requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

Section 2.02        Authority; Execution and Delivery; Enforceability.

(a)         Each of Parent and Purchaser has all requisite corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Business Transaction. The respective boards of directors of Purchaser and Parent have resolved that Purchaser or Parent, as applicable, enter into this Agreement and perform its obligations hereunder.  Such resolutions have not been amended or withdrawn. No corporate or similar proceedings on the part of either Parent or Purchaser are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Business Transaction, except as contemplated by this Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Seller, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)       At the Closing, each of Parent and Purchaser and each of their respective Subsidiaries that shall be a party to any Ancillary Agreement shall have the requisite corporate or similar power and authority to execute and deliver such Ancillary Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. At the Closing, each of Parent and Purchaser and each of their respective Subsidiaries that shall be a party to any Ancillary Agreement will have duly executed and delivered each Ancillary Agreement and, assuming the due authorization, execution and delivery by Seller or its Subsidiary, each Ancillary Agreement will constitute a legal, valid and binding obligation of Parent, Purchaser or such Subsidiary, as applicable, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 2.03        No Conflicts; Consents.

(a)         The execution and delivery by each of Parent and Purchaser of this Agreement does not, and the performance by each of Parent and Purchaser of its obligations hereunder and the consummation of the Business Transaction will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or shares or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties, rights or assets of Parent, Purchaser or any of their respective Subsidiaries under, or require any consent, approval, clearance, waiver, exemption, modification of any Law, Permit or order (“Consent”)  by, or any notice to, any Person under any provision of (i) the Organizational Documents of Parent, Purchaser or any of their respective Subsidiaries, (ii) any Contract or Permit to which Parent, Purchaser or any of their respective Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 2.03(b), any judgment, writ, injunction, award, summons, notice of violation, directive, notice or demand letter, order, determination or decree (“Judgment”) of any federal, national, state, provincial or local, whether domestic or foreign, government or any Court, department, semi-governmental, statutory, administrative agency or commission or other governmental authority or instrumentality or arbitral body, whether domestic, foreign or supranational (including, for the avoidance of doubt, any self-regulatory organization established under Law) (a “Governmental Entity”) or statute, law (including any foreign, federal, state, local or common law), act, code, executive order, ordinance, rule or regulation, or other similar requirement, enacted adopted or promulgated by any Governmental Entity (“Law”), in each case, applicable to Parent, Purchaser or any of their respective Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)        No Consent of or from, or registration, declaration, notice or filing made to, or with, any Governmental Entity is required to be obtained or made by or with respect to Parent, Purchaser or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Business Transaction, other than (i) FTC Consent, (ii) in connection, or in compliance, with the FTC Decision and Order or other requests or requirements of the FTC or the staff of the FTC (the “FTC Staff”) and (iii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 2.04      Litigation. There is no suit, claim, action, charge, complaint, audit, investigation, arbitration or other proceeding (“Proceeding”) pending or, to the Knowledge of Purchaser, threatened against Parent, Purchaser or any of their respective properties or assets, that, if adversely determined, nor is there any Judgment outstanding against Parent or Purchaser that, would reasonably be expected to impair or materially delay the ability of Parent or Purchaser to consummate the Business Transaction or to perform its obligations under this Agreement.

Section 2.05        Compliance with Applicable Laws. Neither Parent nor Purchaser is in violation of any Laws and orders applicable to it or by which any of its material assets is bound or affected, except for violations the existence of which would not reasonably be expected to impair or materially delay the ability of Parent or Purchaser to consummate the Business Transaction or to perform its obligations under this Agreement.

Section 2.06        Financial Ability.  Purchaser has, as of the date of this Agreement, and will have as of the Closing Date, on hand (or access through intercompany loans or committed credit facilities to), adequate funds to perform all of its obligations under this Agreement (including, without limitation, payment of the Purchase Price and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement), and there is no restriction or condition on the use of such funds for such purposes or fact or circumstance that, individually or in the aggregate with all other facts and circumstances, could reasonably be expected to prevent or delay the availability of such funds at the Closing.

Section 2.07        Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than The Valence Group, LLC, the fees and expenses of which will be paid by Parent or Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Business Transaction based upon arrangements made by or on behalf of Parent or Purchaser.

Section 2.08        No Implied Representations. None of Parent, Purchaser, their respective Subsidiaries or Representatives has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent, Purchaser or any of their respective Subsidiaries, except for the representations and warranties made by Parent or Purchaser that are expressly set forth in this Agreement or any agreement, certificate or instrument delivered in connection with this Agreement.

Section 2.09        No Inducement or Reliance; Independent Assessment.

(a)        Each of Parent and Purchaser has made its own independent investigation, review and analysis regarding the Business, Seller, the Transferred Companies and the Business Transaction, which investigation, review and analysis were conducted by Parent and Purchaser together with advisors, including legal counsel, that it has engaged for such purpose and, in making the determination to enter into this Agreement and to proceed with the Business Transaction, each of Parent and Purchaser and its Subsidiaries and Representatives have relied on the results of their own independent investigation.

(b)        Without limiting the generality of Section 2.09(a), each of Parent and Purchaser acknowledges and agrees that, except as may be set forth in this Agreement, none of Seller, Cristal or their respective Subsidiaries or Representatives has made, is making or will make any representation or warranty, express or implied, as to the prospects of the Business or the Transferred Companies after the consummation of the Business Transaction, or their potential profitability or with respect to any business plans or forecasts, projections or estimates of revenues, profits, cash flows or other financial performance measures that have been or may in the future be made available to Parent, Purchaser or any of their respective Subsidiaries or Representatives in connection with their review of the Business or the Business Transaction.

(c)        Notwithstanding the foregoing, nothing in this Section 2.09 shall relieve Seller and Cristal, and their respective Subsidiaries and Representatives, from any liability or damages incurred or suffered by Parent, Purchaser or their respective Subsidiaries solely to the extent such liabilities or damages were the result of actual fraud on the part of Seller, its Subsidiaries and their respective Representatives.

ARTICLE III

Representations and Warranties of Seller

Seller represents and warrants to Parent and Purchaser that the statements contained in this Article III are true and correct except as set forth in the disclosure letter delivered by Seller to Purchaser at or before the execution and delivery by Seller of this Agreement (the “Seller Disclosure Letter”). The Seller Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections (other than Section 3.01, Section 3.02, Section 3.03, Section 3.04 and Section 3.18 of the Seller Disclosure Letter, which matters shall be disclosed only by specific disclosure in the respective section of the Seller Disclosure Letter).

Notwithstanding anything to the contrary set forth in this Article III, each of Parent and Purchaser understands and agrees that, as of the date hereof, the Business is (and, until the Acquisition Closing, will be) owned by Cristal. Accordingly, each of the representations and warranties of Seller in Section 3.01, Section 3.02, Section 3.03, and Section 3.05 through and including Section 3.23 made with respect to the Company (in the case of Section 3.01) or the historical operation of the Business by “Seller” or its “Subsidiaries” shall be deemed made (A) as of the date hereof, with respect to the Company, the Business and any operation of the Business by Cristal or its Subsidiaries and (B) as of the Closing Date, with respect to the Company, the Business and any operation of the Business by (i) Cristal or its Subsidiaries prior to the Acquisition Closing and (ii) Seller or its Subsidiaries (including the Transferred Companies) with respect to the period after the Acquisition Closing. To the extent any representations and warranties of Seller in Section 3.01, Section 3.02, Section 3.03, or Section 3.05 through and including Section 3.23 speak to Seller’s ownership, obligation, right or similar concept, such statements shall be deemed to be made as if the Acquisition Closing followed by the Restructuring had each occurred as of the date hereof.

Section 3.01       Organization, Standing and Power. Each of Seller and the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Seller and the Company has all requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct the Business as presently conducted. Each of Seller and the Company is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. Seller has delivered or made available to Purchaser, prior to execution of this Agreement, true and complete copies of the Organizational Documents of each of the Transferred Companies in effect as of the date of this Agreement.

Section 3.02      Subsidiaries.  Section 3.02 of the Seller Disclosure Letter sets forth a true and complete list of the Company’s Subsidiaries.  Each of the Subsidiaries set forth in Section 3.02 of the Seller Disclosure Letter is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (or appropriately recognized as legally in existence and active under the laws of its jurisdiction), which jurisdiction is identified in Section 3.02 of the Seller Disclosure Letter.  Each Subsidiary set forth in Section 3.02 of the Seller Disclosure Letter has all requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted.  Each Subsidiary set forth in Section 3.02 of the Seller Disclosure Letter is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.  No other corporate or similar proceedings on the part of any Subsidiary are necessary to authorize, adopt or approve this Agreement and the transactions contemplated hereby.  All the outstanding shares of capital stock or voting securities of, or other equity interests in, the Subsidiaries of the Company are directly or indirectly owned by the Company, free and clear of all Liens, except for restrictions imposed by applicable securities Laws.  Except as set forth in Section 3.02 of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries, directly or indirectly, own any interest in any other Person or any option to acquire any interest in any other Person.

Section 3.03        Capital Structure of the Transferred Companies.

(a)         The Acquired Shares and all the outstanding shares of capital stock or voting securities of, or other equity interests, in the Subsidiaries of the Company (collectively, the “Transferred Company Equity”) are validly issued, fully-paid and nonassessable and not subject to, or issued in violation of, any voting agreement, purchase option, call option, right of first refusal, right of first offer, preemptive right, subscription right or any similar right (including any restriction on the right to vote, sell or otherwise dispose of such Transferred Company Equity) under any provision of applicable Law (other than restrictions imposed by applicable securities Laws), the Organizational Documents of any Transferred Company or any Contract to which Seller or any Transferred Company is a party or is otherwise bound.  Except for the Transferred Company Equity set forth in Section 3.03(a) of the Seller Disclosure Letter, there are no issued or outstanding equity interests of the Transferred Companies, and there are no outstanding obligations of any Transferred Company owing to a Person other than the Company or any other Transferred Company to issue, transfer, dispose of, redeem, repurchase, acquire, deliver or sell, or cause to be issued, transferred, disposed of, redeemed, repurchased, acquired, delivered or sold, (x) any capital stock of any Transferred Company or any securities of any Transferred Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any Transferred Company, (y) any warrants, calls, options, restricted or performance stock units, or other rights to acquire from any Transferred Company, or any other obligation of any Transferred Company to issue, transfer, dispose of, redeem, repurchase, acquire, deliver or sell, or cause to be issued, transferred, disposed of, redeemed, repurchased, acquired, delivered or sold, any capital stock or voting securities of, or other equity interests in, any Transferred Company or (z) any stock appreciation right, phantom stock or any rights issued by or other obligations of any Transferred Company that are linked in any way to any shares of capital stock or other equity interests of any Transferred Company, the value of any Transferred Company, or any part of any Transferred Company or any dividends or other distributions declared or paid on any Transferred Company Equity.

(b)         There are no bonds, debentures, notes or other Indebtedness of any Transferred Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which equityholders of any Transferred Company may vote (“Company Voting Debt”).  None of the Transferred Companies is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, any Transferred Company.  None of the Transferred Companies is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director or manager of any Transferred Company.

Section 3.04        Authority; Execution and Delivery; Enforceability.

(a)        Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Business Transaction. The board of directors of Seller has, by unanimous vote at a meeting duly called at which a quorum of the board of directors of Seller was present, (i) approved the execution, delivery and performance of this Agreement, and (ii) determined that entering into this Agreement is in the best interests of Seller and its shareholders. Such approval has not been amended or withdrawn. No other corporate or similar proceedings on the part of Seller or any of its Subsidiaries are necessary to authorize, adopt or approve this Agreement or to consummate the Business Transaction. Seller has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms subject to the Bankruptcy and Equity Exception.

(b)        At the Closing, Seller and each of its Subsidiaries that shall be a party to any Ancillary Agreement shall have the requisite corporate or similar power and authority to execute and deliver such Ancillary Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. At the Closing, Seller and each of its Subsidiaries that shall be a party to any Ancillary Agreement will have duly executed and delivered each such Ancillary Agreement and, assuming the due authorization, execution and delivery by Parent or its applicable Subsidiary, each Ancillary Agreement will constitute a legal, valid and binding obligation of Seller and/or such Subsidiary, as applicable, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.05        No Conflicts; Consents.

(a)        The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations hereunder and the consummation of the Business Transaction will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or other equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties, rights or assets of the Business or the Transferred Companies under, or require any Consent by, or any notice to, any Person under any provision of (i) the Organizational Documents of Seller or the Transferred Companies, (ii) any Business Material Contract or any Business Permit or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Judgment or Law, in each case, applicable to the Transferred Companies or their respective properties or assets, or the properties or assets of the Business, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.

(b)        No Consent of or from, or registration, declaration, notice or filing made to, or with, any Governmental Entity is required to be obtained or made by Seller or any of its Subsidiaries or with respect to the Business or the Transferred Companies in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Business Transaction, other than (i) FTC Consent or a Court Approval (including the removal of the Preliminary Injunction), (ii) the filing of the appropriate documents with the relevant authorities of the other jurisdictions in which Seller is qualified to do business and (iii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.

Section 3.06        Financial Statements.

(a)        Set forth in Section 3.06(a) of the Seller Disclosure Letter is a copy of (i) the audited, combined carve-out balance sheets of the Business giving effect to the consummation of the Restructuring at and as of each of December 31, 2015, December 31, 2016 and December 31, 2017, and the related combined statements of income, cash flows and changes in stockholder’s equity for each of the years ended December 31, 2015, December 31, 2016 and December 31, 2017, in each case together with the notes thereto (such financial statements for the year ended December 31, 2017, the “2017 Financial Statements”, and together with such financial statements for the years ended December 31, 2015 and December 31, 2016, the “Annual Financial Statements”), and (ii) the unaudited interim condensed combined carve-out balance sheet of the Business giving effect to the consummation of the Restructuring at and as of December 31, 2018, and the related condensed combined statements of income and cash flows for the twelve-month period ended December 31, 2018, in each case together with the notes thereto (the “2018 Unaudited Financial Statements” and, together with the Annual Financial Statements, collectively, the “Business Financial Statements”).

(b)        Except as described in the notes thereto, the Business Financial Statements (i) present fairly and accurately, in all material respects, the financial position and the results of operations of the Business (after giving effect to the consummation of the Restructuring), as of and for the periods presented therein, (ii) have been prepared based on the books and records of the Business and (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, except that the Interim Financial Statements may be subject to year-end adjustments and may not contain all footnotes and other presentation items required under GAAP. The books and records of the Business used in the preparation of the Business Financial Statements are true and correct and fairly and accurately reflect the businesses and operations of the Business in all material respects. Except as required by GAAP or disclosed in Section 3.06(b) of the Seller Disclosure Letter, between December 31, 2017 and the date of this Agreement, there has not been a material change in the accounting methods, practices or policies applicable to the Business.

(c)       The 2017 Financial Statements and the 2018 Unaudited Financial Statements were prepared on a basis which was substantially consistent on a quarter-to-quarter basis during the period to which they relate.

(d)       There are no internal investigations or governmental inquiries or investigations pending or, to the Knowledge of Seller, threatened, in each case, regarding any accounting practices of the Business.

(e)         Except (i) as reflected or reserved against in the Business Financial Statements (or the notes thereto), (ii) Liabilities that have been incurred or accrued by the Transferred Companies since December 31, 2018, in the ordinary course of business, and (iii) Liabilities incurred in connection with or contemplated by this Agreement, the Business does not have any Liability of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Business Material Adverse Effect.

(f)        The Transferred Companies maintain, and have maintained for periods reflected in the Business Financial Statements, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and to maintain asset accountability; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(g)       Neither Seller nor any of its Subsidiaries has Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Business’s internal control over financial reporting. To the Knowledge of Seller, no executive officer or director has received or otherwise had or obtained knowledge of, and no auditor, accountant, or representative of the Transferred Companies, has provided written notice to Seller or any of its Subsidiaries, any Transferred Company or any executive officer or director of Seller, any of its Subsidiaries or any Transferred Company of, any substantive complaint or allegation that the Transferred Companies have engaged in improper accounting practices.

Section 3.07       Absence of Certain Changes or Events. Since January 1, 2018, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect. From January 1, 2018 through the date of this Agreement, the Business has been conducted in the ordinary course of business in all material respects and there has not occurred any:

(a)         change in accounting methods, principles or practices affecting the Business or any Transferred Company;

(b)        amendment, cancellation or termination of any Business Lease or Business Permit or other material commitment or transaction relating to the Business Assets or the Business, or entry into any material Contract (including any Contract that would be a Business Material Contract if in effect as of the date hereof), transaction or Permit which is not in the ordinary course of business, including, without limitation, any employment or consulting agreements;

(c)         incurrence of Indebtedness (other than any Specified Lien) issued or guaranteed by any of the Transferred Companies;

(d)        disposition or lapsing of any material Business Intellectual Property (other than expirations of patents at the end of their natural terms) or any disclosure to any Person of any material Business Intellectual Property not theretofore a matter of public knowledge (other than disclosures made in the ordinary course of business to a Person bound by reasonable confidentiality obligations); or

(e)        agreement by Seller, any of its Subsidiaries or any Transferred Company to do any of the things described in the preceding Section 3.07(a) through (d) other than as expressly provided for herein.

Section 3.08        Taxes.

(a)         In all material respects, (i) each Transferred Company has timely filed, taking into account any applicable extensions, all Tax Returns required to have been filed and such Tax Returns are true, complete and correct; (ii) each Transferred Company has paid all Taxes (whether or not shown to be due on such Tax Returns) required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings (including contests that a Transferred Company is preparing to timely contest); (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against any Transferred Company, which deficiency has not been paid or is not being contested in good faith in appropriate proceedings (including contests that a Transferred Company is preparing to timely contest); (iv) each Transferred Company has properly withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party; (v) no Transferred Company currently is the beneficiary of any extension of time within which to file any Tax Return; and (vi) no Transferred Company has received written notice of any Proceeding or examination from any taxing authority for unpaid Taxes asserted against a Transferred Company, which have not been fully paid or settled or are being contested in good faith in appropriate proceedings (including contests that a Transferred Company is preparing to timely contest).

(b)       No Transferred Company (i) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among a Transferred Company and its wholly-owned Subsidiaries) or (ii) has any material liability for the Taxes of any Person other than a Transferred Company pursuant to Section 1.1502-6 of the U.S. Treasury Regulations (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of law (other than Taxes imposed pursuant to customary provisions in contracts entered into in the ordinary course of business the principal purpose of which is not Taxes).

(c)        Within the past three (3) years, no Transferred Company has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d)         No Transferred Company has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state law).

Section 3.09        Benefits Matters; ERISA Compliance.

(a)        Section 3.09(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a list identifying all material Business Benefit Plans. For purposes of this Agreement, “Business Benefit Plan” means, collectively: (i) “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, Tax gross-up, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings, whether written or unwritten, providing, or designed to provide, benefits to any current or former Business Employees, (ii) all employment, severance, retention, change of control or termination agreements or arrangements between any Transferred Company and any current or former directors, officers, or employees of any Transferred Company or any current or former Business Employee and (iii) any other employee benefit plan, program, policy or agreement maintained, sponsored or contributed to by any Transferred Company or with respect to which any Transferred Company has any liability or contingent liability or covering any current or former Business Employee.

(b)        With respect to each Business Benefit Plan, prior to the execution of this Agreement, Seller has made available to Purchaser complete copies of (i) each Business Benefit Plan, including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all current summaries and summary plan descriptions, including any summary of material modifications, (iii) the most recent annual reports (Form 5500 series) filed with the U.S. Department of Treasury’s Internal Revenue Service (“IRS”) with respect to such Business Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Business Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Business Benefit Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Business Benefit Plan, and (vii) all non-routine filings made with any Governmental Entity during the past three (3) years.

(c)       All Business Benefit Plans which are intended to be qualified and/or exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters or opinion letters from the IRS to the effect that such Business Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of Seller, has revocation been threatened, nor has any such Business Benefit Plan been amended since the date of its most recent determination letter or application therefor that would adversely affect its qualification and, to the Knowledge of Seller, there are no facts or circumstances that would be reasonably likely to result in the revocation of, or otherwise adversely effect, the qualified status of any such Business Benefit Plan.

(d)        Except as set forth in Section 3.09(d) of the Seller Disclosure Letter, (i) no Business Benefit Plan which is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 or 430 of the Code or Section 4971 of the Code (a “Pension Plan”) had, as of the respective last annual valuation date for each such Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to Parent, in any material respect, and (ii) none of the Pension Plans has failed to meet any “minimum funding standards”, as applicable (as such terms are defined in Section 302 or 303 of ERISA or Section 412 or 430 of the Code), whether or not waived, in any material respect.

(e)         None of the Transferred Companies, any officer of any Transferred Company or any of the Business Benefit Plans which are subject to ERISA, including the Pension Plans, any trust created thereunder or, to the Knowledge of Seller, any trustee or administrator thereof, has engaged in a material, non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other material breach of fiduciary responsibility that could subject any Transferred Company or any officer of any Transferred Company to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law.  Other than the transactions contemplated herein, there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Pension Plan during the last six (6) years as to which the thirty (30)-day advance-notice requirement has not been waived.

(f)         No Business Benefit Plans and related trusts are the subject of any material Proceeding by any Person, including any Governmental Entity, other than routine claims for benefits, and, to the Knowledge of Seller, no facts or circumstances exist that could reasonably be expected to result in any such Proceeding.

(g)        No Transferred Company has, or within the past six (6) years had, contributed to, been required to contribute to, or has any liability or potential liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Multiemployer Plan.

(h)        Except as set forth in Section 3.09(h) of the Seller Disclosure Letter, no Business Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(i)          Each Business Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms, the terms of any applicable collective bargaining agreement and is in compliance with ERISA, the Code and all other Laws applicable to such Business Benefit Plan, and the Transferred Companies are in compliance with ERISA, the Code and all other Laws applicable to the Business Benefit Plans, in each case, in all material respects.

(j)          Except as set forth in Section 3.09(j) of the Seller Disclosure Letter, each Business Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) is unfunded.

(k)        Except as set forth in Section 3.09(k) of the Seller Disclosure Letter, there does not now exist any material liability to any Transferred Company following the Closing due to any Transferred Company being treated as an ERISA Affiliate of a Person who is not a Transferred Company. “ERISA Affiliate” means any Person that for purposes of Title I and Title IV of ERISA and Section 412 of the Code would be deemed at any relevant time to be a single employer with another Person, pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA. Without limiting the generality of the foregoing, neither any Transferred Company, nor any of their respective ERISA Affiliates, has engaged in any material transaction described in Section 4069 of ERISA.

(l)        Except as set forth in Section 3.09(l) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Business Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Closing) will (i) entitle any current or former director, officer, employee or consultant of the Business to any compensation or benefit, or (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Business Benefit Plan.

(m)      No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Acquisition or the Business Transaction (alone or in conjunction with any other event, including any termination of employment at or following the Closing) by any “disqualified individual” (as defined under Section 280G) under any Business Benefit Plan or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

Section 3.10      Litigation. There is no Proceeding pending or, to the Knowledge of Seller, threatened against the Business or the Transferred Companies or any of their respective properties or assets, that, if adversely determined, would reasonably be expected to adversely affect in any material respect the Business or the Transferred Companies, nor is there any Judgment outstanding against the Business or the Transferred Companies or any of their respective properties or assets or, to the Knowledge of Seller, any investigation by any Governmental Entity involving the Business or the Transferred Companies or any of their respective properties or assets in any material respect.

Section 3.11        Compliance with Applicable Laws. Each Transferred Company possesses all permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct the Business as conducted over the twelve (12) months preceding the Closing in all material respects (the “Business Permits”). The Transferred Companies are, and have been since January 1, 2015, in compliance with all applicable Laws and Business Permits in all material respects. No allegation or Proceeding by or before any Governmental Entity is pending or, to the Knowledge of Seller, threatened alleging that the Business is not in compliance with any applicable Law or Business Permit in any material respect or which challenges or questions the validity of any material rights of the holder of any Business Permit. All Business Permits are in full force and effect in all material respects, no material default (with or without notice, lapse of time or both) has occurred under any such Business Permit and there has been no written notice from any Governmental Entity threatening to suspend, revoke, withdraw or adversely modify (in any material respect) any such Business Permit.

Section 3.12        Environmental Matters.

(a)

(i)        Since January 1, 2013, the Transferred Companies are and have been in compliance with all applicable Environmental Laws in all material respects and, to the Knowledge of Seller, as of the date hereof, no capital expenditure is reasonably anticipated to be required in excess of $4,000,000 in order to maintain material compliance with all applicable Environmental Laws;

(ii)         the Transferred Companies have obtained all permits required to own, lease or otherwise hold its properties and assets and to conduct the Business at the relevant period in time prior to the Closing pursuant to applicable Environmental Laws (“Environmental Permits”), and (A) the Transferred Companies are, and have been since January 1, 2013, in compliance with all such Environmental Permits, (B) all such Environmental Permits are valid and in good standing, and (C) no suspension or cancellation of such Environmental Permits is pending, in each case of clauses (A), (B) and (C), in all material respects, and, to the Knowledge of Seller, as of the date hereof, no capital expenditure is reasonably anticipated to be required in excess of $4,000,000 in order to maintain material compliance with all such Environmental Permits;

(iii)       there are no material Environmental Claims pending or, to the Knowledge of Seller, threatened against the Transferred Companies;

(iv)       there have been no Releases or disposal of (including no Releases at, under or from, or disposal to, any waste disposal site, whether such site is a Business Property or otherwise), or exposure of any Person to, nor, to the Knowledge of Seller, has there been any sale or distribution of any current or former product of any Transferred Company containing, any Hazardous Material that has resulted in or would result in any material Environmental Claim or any material Liability under Environmental Law against the Transferred Companies or against any Person whose Liabilities for such Environmental Claims or Liabilities under Environmental Law the Transferred Companies have assumed or are otherwise responsible;

(v)        none of the Transferred Companies has assumed, retained or provided an indemnity with respect to any material Liabilities or material obligations of any other Person with respect to Environmental Law or any Hazardous Material;

(vi)      to the Knowledge of Seller, prior to the execution of this Agreement, Seller has made available all environmental audits, assessments and reports prepared within the five (5) years prior to the date hereof materially bearing on environmental, health or safety Liabilities, in Seller’s possession, custody, or reasonable control, relating to the Business (including past or current operations, properties or facilities); and

(vii)      to the Knowledge of Seller, Section 3.12 of the Seller Disclosure Letter summarizes all outstanding Liabilities of, and Environmental Claims against, the Transferred Companies with respect to the Fields Brook Superfund Site (including, without limitation, the site referred to as “Operable Unit 3” in relation to the Ashtabula River and Harbor and including any alleged natural resource damages relating thereto) or with respect to any Releases of Hazardous Materials forming the bases of such Liabilities.

(b)         As used herein:

(i)        “Environmental Claim” means any Proceedings, orders, demands, directives, claims, liens, or notices of noncompliance, violation or other liability by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (y) the manufacture, distribution, presence or Release of, or exposure of any Person to, any Hazardous Materials; or (z) any Environmental Law or any Environmental Permit or any failure to comply therewith.

(ii)       “Environmental Laws” means all Laws, Judgments, or Contracts relating to pollution, public or worker health or safety, or the protection of natural resources or the environment (including ambient air, indoor air, surface water, groundwater, sediments, land surface or subsurface strata).

(iii)     “Hazardous Materials” means (y) any petroleum or petroleum products or by-products, explosive or radioactive materials or wastes, asbestos in any form, lead or lead-containing pigment or paint, and polychlorinated biphenyls; and (z) any other pollutant, contaminant, chemical, material, substance or waste that is prohibited, limited or regulated (or can give rise to liability or standards of conduct) under any Environmental Law because of its hazardous or toxic properties or characteristics.

(iv)      “Release” means any actual or threatened spill, emission, leaking, dumping, injection, pumping, emptying, escaping, pouring, disposal, discharge, leaching or migration into or through the environment.

Section 3.13        Contracts.

(a)         Section 3.13(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each Contract to which a Transferred Company is a party or is otherwise bound, as of the date of this Agreement, which:

(i)         restricts in any material respect the ability of any Transferred Company to compete in any business or with any Person in any geographical area or which includes “most favored nation,” exclusive relations or non-solicitation clauses (excluding customary provisions for non-solicitation of employees entered into in commercial contracts in the ordinary course of business),

(ii)        relates to a Transferred Company’s membership or participation in any partnership, consortium, joint venture or similar Contract, understanding or undertaking,

(iii)       relates to the disposition or acquisition of any assets in a single transaction or series of related transactions, for aggregate consideration in excess of $250,000, by any Transferred Company other than in the ordinary course of business with obligations remaining to be performed or Liabilities continuing after the date of this Agreement,

(iv)        except for any Organizational Document of any Transferred Company, is an indemnification Contract with (x) any member of the board of directors of any Transferred Company or (y) any officer of any Transferred Company,

(v)        is material to the Business and includes the licensing of Intellectual Property Rights by a Transferred Company to any Person, or by any Person to a Transferred Company, or which affects a Transferred Company’s ability to own, use, transfer, license, disclose, or enforce any Intellectual Property Rights (including covenant not to sue, royalty, development, concurrent use, consent to use, software escrow, and indemnification agreements relating to any Intellectual Property Rights), other than (A) Contracts solely relating to Off-the-Shelf Software Licenses, (B) employee invention assignment agreements, and (C) confidentiality agreements, in each case of clauses (A) through (C), entered into in the ordinary course of business,

(vi)         is a material hedge, collar, option, forward purchasing, swap, derivative, or similar Contract,

(vii)        is an Employment Contract providing salary in excess of $150,000 annually,

(viii)      is a (A) Collective Bargaining Agreement or (B)  a settlement, conciliation, or similar agreement with any Governmental Entity or that imposes any material monetary or other material Liability on any Transferred Company after the date of this Agreement,

(ix)         is a Contract with a (A) Business Significant Supplier or (B) Business Significant Customer,

(x)         relates to Indebtedness or to the mortgaging or pledging of, or otherwise placing a Lien (other than a Permitted Lien) on, any assets of the Transferred Companies, in each case, to the extent such Indebtedness or Lien will exist as of the Closing,

(xi)         is a Business Lease,

(xii)        is a Contract under which the Transferred Companies are obligated to make or entitled to receive payments in the future in excess of $500,000 during the life of such Contract, in each case, other than those Contracts (A) terminable by the Transferred Companies on no more than thirty (30) days’ notice without liability or financial obligation to the Transferred Companies, (B) with any customer or supplier or (C) that are Employment Contracts, or

(xiii)      requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any Transferred Company in an amount in excess of $1,000,000 during the term of such Contract, understanding or undertaking, excluding, in the cases of the foregoing clauses (i) through (xiii), any Contract that is a Shared Contract. Each agreement, understanding or undertaking set forth in Section 3.13(a) of the Seller Disclosure Letter and each Non-TC Ashtabula Contract between a Non-TC Party, on the one hand, and a Business Significant Customer, on the other hand, relating to the Business that is set forth in Section 3.13(a)(xiv) of the Seller Disclosure Letter is referred to herein as a “Business Material Contract”.  Prior to the execution of this Agreement, Seller has made available to Purchaser true and complete copies of each Business Material Contract.

(b)         (i) Each Business Material Contract is a valid, binding and legally enforceable obligation of the applicable Transferred Company or Non-TC Party, as applicable, and, to the Knowledge of Seller, of the other parties thereto, in accordance with its terms, except, in each case, subject to the Bankruptcy and Equity Exception, (ii) each such Business Material Contract is in full force and effect, (iii) there is no material breach or material default under any Business Material Contract either by any Transferred Company or Non-TC Party party thereto or, to the Knowledge of Seller, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a material breach or material default thereunder by the Transferred Company or Non-TC Party which is a party thereto or, to the Knowledge of Seller, any other party thereto, and (iv) no Transferred Company or Non-TC Party, as applicable, has received written notice of termination or cancellation of any Business Material Contract, and no party to any Business Material Contract has provided notice exercising or, to the Knowledge of Seller, threatening exercise of any termination rights with respect thereto or of any material dispute with respect to any Business Material Contract.

Section 3.14        Properties.

(a)        Each of the Transferred Companies has good, valid and marketable fee simple title to, or good and valid leasehold interests in, all their respective real properties, buildings, fixtures and other improvements used in the Business, including the Business Owned Property and the Business Leased Property (collectively, the “Business Properties”). The Business Properties constitute all of the real property that is used, occupied or otherwise held in connection with the operation of the Business and are, in all material respects, adequate and sufficient, to support the operations of the Business as conducted over the twelve (12) months preceding the Closing. All of the Business Properties are free and clear of all Liens, except for Permitted Liens. None of the Transferred Companies has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy the Business Properties or any portion thereof. Section 3.14(a) of the Seller Disclosure Letter sets forth the legal description or tax parcel number, street address, acreage, function and the current owner of each parcel of real property that is owned by any of the Transferred Companies, including Ashtabula Plant 1, Ashtabula Plant 2, and any other owned parcels at the Ashtabula Complex (collectively, the “Business Owned Property”).  Other than the rights set forth pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal or similar rights to purchase the Business Properties or any portion thereof or interest therein.

(b)        The Transferred Companies have complied with the terms of all leases, subleases, licenses, use or other occupancy agreements with respect to any leased, subleased or licensed real property used in the Business under which a Transferred Company is a tenant, subtenant or licensee (together with all amendments, extensions, renewals, guaranties, modifications and supplements thereto, the “Business Leases”) in all material respects. Section 3.14(b) of the Seller Disclosure Letter sets forth the address of each property subject to the Business Leases (collectively, the “Business Leased Property”), and a true, correct and complete list of all Business Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto).  Prior to the execution of this Agreement, the Transferred Companies have delivered or made available to Purchaser a true, correct and complete copy of each of the Business Leases, and in the case of any oral lease, a written summary of the material terms of such lease. The Transferred Companies are in exclusive possession of the Business Leased Property and other assets purported to be leased under the Business Leases, subject to the terms of the Business Leases. No Transferred Company, and, to the Knowledge of Seller, no other party to any Business Lease is in material breach or default under such lease and there is no event or circumstance that has resulted or, to the Knowledge of Seller, would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a material breach or default with respect to any Business Lease. No Transferred Company has collaterally assigned or granted any mortgage or other security interest in such Business Leases or any interest therein. For purposes of this Section 3.14(b) only, Business Leases shall be deemed to include the Baltimore Lease and Business Leased Property shall be deemed to include the Baltimore Technical Facility.

(c)         To the Knowledge of Seller, the Business Properties and the current use, occupancy and operation thereof comply in all material respects with Law, and none of Seller, any of its Subsidiaries or the Transferred Companies has received any notice to the contrary.  There are no pending, nor to the Knowledge of Seller, threatened condemnation, eminent domain or similar proceedings with respect to the Business Properties.  No casualty event has occurred with respect to the Business Properties that has not been fully remedied.

(d)        Each of the Business Properties is adequately served by access roads, electrical, gas, storm, sanitary sewer, sewer, water, internet, telecommunications, and other utilities necessary or appropriate to operate the Business as conducted over the twelve (12) months preceding Closing. The Transferred Companies have complied in all material respects with the terms of all material easements at the Ashtabula Complex that benefit either of Ashtabula Plant 1 or Ashtabula Plant 2 (the “Business Easements”). Prior to the execution of this Agreement, the Transferred Companies have delivered or made available to Purchaser a true and complete copy of each of the Business Easements, to the extent in the possession of the Transferred Companies. No Transferred Company, and, to the Knowledge of Seller, no grantor party to any Business Easement is in material breach or default under such easement and there is no event or circumstance that has resulted or, to the Knowledge of Seller, would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a material breach or default with respect to any Business Easement.

(e)        To the Knowledge of Seller, the buildings, structures, fixtures and other improvements located on or related to the Business Properties comply in all material respects with all applicable Laws.

Section 3.15        Intellectual Property.

(a)        Section 3.15(a) of the Seller Disclosure Letter sets forth a complete and accurate list of all of the following Intellectual Property Rights included in the Business Intellectual Property: (i) patents and patent applications; (ii) trademark and service mark registrations and applications; (iii) copyright registrations and applications; (iv) domain name registrations; and (v) registrations protecting designs and applications therefor (together, the “Business Registered IP”). Each item of Business Registered IP is subsisting and, to the Knowledge of Seller, is valid and enforceable. A Transferred Company exclusively owns and possesses all right, title, and interest in and to the Business Registered IP free and clear of all Liens other than Permitted Liens. Immediately after the Closing, the Transferred Companies will, after taking into account all of the Ancillary Agreements, Section 5.07, Section 5.08, Section 5.10 and Section 5.13, own good and valid title to or have the valid right to use all of the Intellectual Property Rights, free and clear of all Liens, other than Permitted Liens, that are used in or necessary for the Business (except with respect to Excluded Assets that do not constitute Licensed Retained IP).

(b)        (x) No Proceedings are pending or, to the Knowledge of Seller, threatened in writing against or with respect to the Business, or against any of the Transferred Companies, that (i) allege any infringement, misappropriation or other violation of the Intellectual Property Rights of any other Person, or (ii) challenge the use, ownership, scope, enforceability, validity, patentability or registrability of any material Business Intellectual Property; and (y) no material Business Intellectual Property is subject to any consent, settlement, ruling, injunction or other outstanding order of any Governmental Entity adversely affecting any Transferred Company’s use or disposition thereof or any rights with respect thereto. Since January 1, 2015, (1) no Transferred Company has infringed, misappropriated, or otherwise violated, any Intellectual Property Rights of any other Person, and (2) no Person has infringed, misappropriated, or otherwise violated, any Business Intellectual Property.

(c)        Since January 1, 2015, no Person other than Seller and its Subsidiaries, Cristal or a Transferred Company has asserted in writing to Seller, its Subsidiaries, Cristal or any Transferred Company that such Person has any ownership in any Business Intellectual Property or Licensed Retained IP.

(d)       The Transferred Companies take and, since January 1, 2015, have taken commercially reasonable actions to (i) maintain and protect the secrecy of the confidential information they hold and other Business Intellectual Property (including the secrecy, confidentiality and value of their trade secrets) and (ii) protect and maintain the Systems, including the data stored therein or transmitted thereby, and provide for the continuity, integrity, and security thereof, as well as the back-up and recovery of data stored therein.

(e)       To the Knowledge of Seller, there has been no (x) security breach, theft or unauthorized disclosure, use or access or (y) material interruption, modification, or corruption, in each case, of or with respect to any Systems or any material trade secrets that constitute Business Intellectual Property used, collected, maintained or stored by or on behalf of the Business (or any unintended loss, destruction, compromise or unauthorized disclosure thereof).

(f)         All Persons who, since January 1, 2015, have participated in or contributed to the conception, authorship, or creation of Business Intellectual Property that is material to the Business have validly executed a written agreement containing language adequate to assign to a Transferred Company all right, title, and interest in and to all such Intellectual Property Rights, to the extent such rights do not automatically vest therewith by function of applicable Law.  Except as set forth in Section 3.15(f) of the Seller Disclosure Letter, each Person that, since January 1, 2015, has had access to any material trade secret that constitutes Business Intellectual Property or has executed a written agreement requiring such Person to keep confidential, and (other than for the benefit of the Business) not disclose or use, such trade secrets. To the Knowledge of Seller, no agreement referenced in this Section 3.15(f) has been breached by any Person.

(g)        The transactions contemplated by this Agreement shall not materially impair any right, title or interest of Seller or the Transferred Companies in the Business Intellectual Property or Licensed Retained IP and immediately subsequent to the Closing, all of the Intellectual Property Rights that are material to the Business will be owned by, or licensed to, the Transferred Companies on terms and conditions identical in all material respects to those under which Seller and the Transferred Companies owned, licensed or used such Intellectual Property Rights immediately prior to the Closing, without the payment of any additional amounts or consideration (in each case, subject to the Ancillary Agreements, Section 5.07, Section 5.08, Section 5.10 and Section 5.13, and excluding Excluded Assets that do not constitute Licensed Retained IP).

(h)        No material software included in the Business Intellectual Property has been, since January 1, 2015, used in a manner that has triggered any obligation or condition under any license identified as an open source license by the Open Source Initiative (www.opensource.org) that conditions the distribution of such software on (i) the disclosure, licensing or distribution of any source code for any portion of such software, (ii) the granting to licensees of the right to make derivative works or other modifications to such software, (iii) the licensing under terms that allow such software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) redistribution of such software at no license fee.

Section 3.16        Labor Matters.

(a)       Section 3.16(a) of the Seller Disclosure Letter sets forth a true and complete list of all Collective Bargaining Agreements. Except as set forth in Section 3.16(a) of the Seller Disclosure Letter, no union, labor organization, employee representative or similar labor organization or representative body or group of Business Employees has made a demand for union recognition or union certification or, to the Knowledge of Seller, engaged in any union organizing or decertification activities since January 1, 2013, and, to the Knowledge of Seller, in respect to any Business Employees, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other Governmental Entity.

(b)        There are no strikes, slowdowns, organized work stoppages, lockouts, material arbitrations or other material labor disputes pending or, to the Knowledge of Seller, threatened against the Transferred Companies.

(c)          None of the Transferred Companies has materially breached any provision of any Collective Bargaining Agreement.

(d)         Except as disclosed in Section 3.16(d) of the Seller Disclosure Letter, there are no pending, or to the Knowledge of Seller threatened, Proceedings or material labor grievances against the Transferred Companies with respect to any current or former Business Employee or otherwise concerning any labor or employment practices of the Transferred Companies. None of the Transferred Companies or, solely with respect to the Business, Seller or any of its other Subsidiaries, have received within the past four (4) years any notice of intent by any Governmental Entity to conduct an investigation, audit or Proceeding relating to any current or former Business Employees or any labor or employment practices of any Transferred Company or solely with respect to the Business, Seller or any of its other Subsidiaries.

(e)         The Transferred Companies are, and for the last three (3) years have been, in compliance in all material respects with all applicable Contracts and Laws respecting labor and employment matters, including as relates to hiring, background checks, compensation, benefits, collective bargaining, discrimination, harassment, sexual harassment, retaliation, civil rights, child labor, equal employment opportunity, immigration, work eligibility, pay equity, data privacy, safety and health, workers’ compensation, wage and hour matters, classification of employees as exempt or non-exempt, classification of workers as employees or independent contractors, testing, transfers, accommodations, time off work and leaves of absence, record retention, notice, wage payment and deduction, Taxes, and termination. Each current and former Business Employee who has provided services to any Transferred Company or Seller or any of its other Subsidiaries as an exempt employee, temporary employee, leased employee or seasonal employee, or independent contractor has been properly classified in all material respects as such under all applicable Laws, including those relating to wage and hour matters and Taxes and no Transferred Company has any material Liability arising out of improperly classifying any such current or former Business Employee.

(f)        To the Knowledge of Seller, none of Seller or any of the Transferred Companies is a party to a material settlement agreement entered into in the three (3) years prior to the date hereof with a current or former Business Employee that primarily relates to allegations relating to sexual harassment or misconduct. To the Knowledge of Seller, since January 1, 2015, no allegations of sexual harassment or misconduct have been made against any current or former Business Employee.

(g)        Since January 1, 2015, with respect to the Business, none of the Transferred Companies, Seller or any of its other Subsidiaries has committed any unfair labor practices, as defined by the National Labor Relations Act.

(h)       With respect to the Business Transaction, the Transferred Companies have satisfied, or prior to the Closing will satisfy, all notice, consultation and bargaining obligations owed to any current or former Business Employees and/or their representatives under applicable law or Collective Bargaining Agreements.

(i)         Since January 1, 2013, none of the Transferred Companies or Seller or any of its other Subsidiaries with respect to the Business has implemented any facility closing or layoff of employees subject to the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”), nor are any such closings or layoffs presently contemplated, planned or announced.

Section 3.17        Customers and Suppliers.

(a)         Section 3.17(a) of the Seller Disclosure Letter sets forth an accurate and complete list of each customer who, for the year ended December 31, 2018, accounted for more than $14,000,000 of revenues for the Business (each, a “Business Significant Customer”). As of the date hereof, none of the Transferred Companies or, solely to the extent related to the Business, Non-TC Party has any outstanding disputes with a Business Significant Customer other than in the ordinary course of business, that reasonably would be expected to involve an amount greater than $500,000, and none of the Transferred Companies or, solely to the extent related to the Business, Non-TC Party has received written notice of the intention of a Business Significant Customer  to reduce the scale of the business conducted with the Transferred Companies or, solely to the extent related to the Business, Non-TC Party that would reasonably be expected to result in a reduction in revenues in excess of $500,000 per fiscal year or to terminate or materially and adversely modify any existing Contract with the Transferred Companies or, solely to the extent related to the Business, Non-TC Party such that the revenues from such Business Significant Customer would reasonably be expected to be reduced by an amount greater than $500,000 per fiscal year.

(b)        Section 3.17(b) of the Seller Disclosure Letter sets forth an accurate and complete list of each supplier or other service provider of the Business that accounted for more than $1,000,000 of the accounts payable of the Business, on a consolidated basis, for the year ended December 31, 2018 (each, a “Business Significant Supplier”). As of the date hereof, none of the Transferred Companies has received any written notice of the intention of a Business Significant Supplier not to continue as a supplier of the Transferred Companies or to terminate or materially modify existing Contracts with the Transferred Companies other than any such modification that would reasonably be expected to result in an increase in such accounts payable by less than $500,000 per fiscal year.

Section 3.18       Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Moelis & Company LLC, the fees and expenses of which will be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Business Transaction based upon arrangements made by or on behalf of Seller.

Section 3.19      Insurance. The Transferred Companies maintain insurance policies with respect to the Business and the Business Assets with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each such insurance policy is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and no Transferred Company is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy, in each case, in all material respects. There is no claim pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business or (b) if not paid would constitute a Business Material Adverse Effect.

Section 3.20        Compliance with Foreign Corrupt Practices Act.

(a)         Since January 1, 2012, no Transferred Company, or any director, officer or employee or, to the Knowledge of Seller, any other Person while such other Person was acting for or on behalf of the Transferred Companies or the Business has violated or allegedly violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act 2010 or any other anti-bribery or anti-corruption Laws applicable to the Business or the Transferred Companies (collectively, the “Applicable Anti-Corruption Laws”).

(b)         Since January 1, 2012, no Transferred Company has received any written notice from any Governmental Entity that such Transferred Company, or any director, officer, employee or, to the Knowledge of Seller, other Person while such other Person was acting for or on behalf of such Transferred Company or the Business, has violated or allegedly violated any Applicable Anti-Corruption Laws.

Section 3.21        Compliance with Trade Laws.

(a)        Since January 1, 2012, no Transferred Company, and no director, officer, or employee, or, to the Knowledge of Seller, any other Person while such other Person was acting for or on behalf of any Transferred Company or the Business: (i) has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any U.S., E.U., UK or non-U.S. Governmental Entity, including the U.S. Department of Treasury, Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List, OFAC’s List of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, the U.S. Department of Commerce’s (“Commerce”) Denied Persons List, the Commerce Entity List, the Commerce Unverified List, the Debarred List maintained by the U.S. Department of State (“State Department”), the State Department’s Nonproliferation Sanctions List, the E.U.’s Consolidated List of Persons, Groups, and Entities subject to E.U. financial sanctions, the UN Sanctions List, and HM Treasury’s Consolidated List of financial sanctions targets in the UK (“Sanctioned Person”); (ii) has participated in any transaction involving a designated Sanctioned Person, or any country subject to comprehensive sanctions or substantial restrictions under the U.S. sanctions administered by OFAC or applicable non-U.S. sanctions, including the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria (“Sanctioned Country”) to the extent such activities or business would violate U.S. sanctions or other applicable non-U.S. sanctions; (iii) has been organized, resident or located in a Sanctioned Country; or (iv) has imported, exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable U.S., E.U., UK or non-U.S. export control, anti-boycott, or economic sanctions laws, regulations, or orders administered by OFAC, Commerce, the State Department, or the IRS.

(b)       Since January 1, 2012, no Transferred Company has to the Knowledge of Seller received any notice or inquiry from any Governmental Entity, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation to confirm, that any Transferred Company or any director, officer, employee or other Person acting for or on behalf of any Transferred Company has violated or allegedly violated any Laws administered by: (i) the E.U., any E.U. member state, the UK or the Bureau of Industry and Security of Commerce or the Directorate of Defense Trade Controls of the State Department pertaining to export controls; (ii) OFAC, the E.U., any E.U. member state, or the UK pertaining to economic and trade sanctions; (iii) Commerce or the IRS pertaining to anti-boycott; (iv) the Bureau of Customs and Border Protection of the U.S. Department of Homeland Security pertaining to importations; or (v) the Census Bureau of Commerce pertaining to export and import reporting.

Section 3.22        Sufficiency of Assets; Title to Assets. Immediately after the Closing, the Transferred Companies will, after taking into account all of the Ancillary Agreements, Section 1.03, Section 5.07, Section 5.08, Section 5.10 and Section 5.13, own good and valid title to or have the valid right to use all of the assets (including intangible assets), free and clear of all Liens, other than Permitted Liens, used or held for use in the conduct of the Business and to obtain all of the services (on the terms and subject to the conditions of the Contracts governing the provision of such services) necessary to allow Purchaser immediately after the Closing to conduct the Business, in each case (other than Intellectual Property Rights, which are the subject of the representations and warranties set forth in Section 3.15(a)), in substantially the same manner as conducted over the twelve (12) months preceding the Closing in all material respects, other than the Shared Contracts (if any) or the assets described under clause (ii) of the Excluded Assets definition herein. After taking into account all of the Ancillary Agreements, Section 1.03, Section 5.07, Section 5.08, Section 5.10 and Section 5.13, at the Closing the Transferred Companies will own, lease or have the legal rights to use all of the Business Assets. The material tangible assets of the Transferred Companies are (i) maintained in accordance with normal industry practice, (ii) in good operating condition and repair (subject to normal wear and tear consistent with the age of such assets) and (iii) are usable in the ordinary course of business, other than in each case assets that are not material to the Transferred Companies and are disposed of in the ordinary course of business.

Section 3.23          Credit Support. Set forth in Section 3.23 of  the Seller Disclosure Letter is a correct and complete list of all bonds, letters of credit, guarantees (whether payment or performance), security and other credit support of any Person with respect to the Business or any of the Transferred Companies (together, “Credit Support”) as of the date of this Agreement.

Section 3.24         No Implied Representations. None of Seller, Cristal or their respective Subsidiaries or Representatives has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business, Seller or any of the Transferred Companies or the Business Transaction, except for the representations and warranties made by Seller that are expressly set forth in this Agreement or any agreement, certificate or instrument delivered in connection with this Agreement.

Section 3.25          No Inducement or Reliance; Independent Assessment.

(a)         Seller has made its own independent investigation, review and analysis regarding Parent, Purchaser and their respective Subsidiaries, which investigation, review and analysis were conducted by Seller together with advisors, including legal counsel, that it has engaged for such purpose and, in making the determination to enter into this Agreement and to proceed with the Business Transaction, Seller and its Subsidiaries and Representatives have relied on the results of their own independent investigation.

(b)         Notwithstanding the foregoing, nothing in this Section 3.25 shall relieve Parent and Purchaser, and their respective Subsidiaries and Representatives, from any liability or damages incurred or suffered by Seller or its Subsidiaries solely to the extent such liabilities or damages were the result of actual fraud on the part of Parent, Purchaser, its Subsidiaries and their respective Representatives.

ARTICLE IV

Covenants Relating to Conduct of Business

Section 4.01        Conduct of Business.

(a)        Except for matters set forth in the Seller Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including actions contemplated by Exhibit A), or as required by applicable Law, or with the prior written consent of Purchaser (which shall not be unreasonably withheld or delayed), from the date of this Agreement to the Closing, Seller shall, and shall cause each Transferred Company to, subject to Section 11.11(b):

(i)           conduct the Business in the ordinary course in all material respects;

(ii)         use reasonable best efforts to manage the current assets and current liabilities of the Business in the ordinary course of business, taking into account historical fluctuations therein;

(iii)           continue to maintain the books and records of the Transferred Companies to the extent related to the Business in the ordinary course of business; and

(iv)          use their respective reasonable best efforts to preserve intact in all material respects their current business organization and the current relationships and goodwill of the Business with its current officers, key employees, customers, suppliers and other Persons having business dealings with the Business.

(b)        Without limiting the foregoing Section 4.01(a), except for matters set forth in the Seller Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including actions contemplated by Exhibit A), or as required by applicable Law, or with the prior written consent of Purchaser (which shall not be unreasonably withheld or delayed), from the date of this Agreement to the Closing, Seller shall not, and shall not permit any Transferred Company to, do any of the following, subject to Section 11.11(b):

(i)           (A) split, combine, subdivide or reclassify any capital stock, other equity interests or voting securities of any Transferred Company, or (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock, other equity interests or voting securities of any Transferred Company;

(ii)          (A) amend the Organizational Documents of the Company or (B) amend in any material respect the Organizational Documents of any other Transferred Company;

(iii)           issue, deliver, sell, transfer, dispose of, redeem, repurchase, acquire, grant, pledge or otherwise encumber or subject to any Lien, (A) any shares of capital stock of any Transferred Company or (B) any Company Voting Debt;

(iv)          (A) grant to any current or former director, employee or officer of the Business any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except to the extent required under (x) any Collective Bargaining Agreement set forth in Section 3.16(a) of the Seller Disclosure Letter or (y) any Business Benefit Plan set forth in Section 3.09(a) of the Seller Disclosure Letter, in each case, as in effect as of the date of this Agreement; (B) grant to any Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to (1) severance benefits for new hires or (2) additional severance benefits for employees in the context of promotions based on job performance or workplace requirements, in each case, with an annualized salary or equivalent annual compensation of less than $75,000, and, in each case in the ordinary course of business and consistent with the existing terms of the Transferred Companies’ applicable severance plans set forth in Section 3.09(a) of the Seller Disclosure Letter as in effect on the date of this Agreement or except to the extent required under (x) any Business Benefit Plan set forth in Section 3.09(a) of the Seller Disclosure Letter as in effect as of the date of this Agreement or (y) any Collective Bargaining Agreement set forth in Section 3.16(a) of the Seller Disclosure Letter as in effect as of the date of this Agreement; or (C) adopt or amend any Business Benefit Plan in a manner that would increase the costs with respect thereto, except to the extent required by applicable Law or to the extent expressly provided in this Agreement;

(v)         make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi)         directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business);

(vii)        sell, transfer, deliver, lease (as lessor or sublessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), redeem any existing Lien on, or otherwise dispose of, abandon, fail to maintain, or permit to lapse or expire (other than (1) expirations of patents at the end of their natural terms or (2) the disposal of Intellectual Property Rights that are not registered, issued, or the subject of any applications to register or issue, and no longer used or useful in the conduct of the Business in the reasonable business judgement of the Transferred Companies) any properties or assets of the Transferred Companies (other than sales of products or services in the ordinary course of business) or any interests therein, except (A) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted pursuant to Section 4.01(b)(ix), (B) any discharge of any Specified Lien prior to Closing, (C) as expressly required by the Business Material Contracts or (D) disposals of obsolete or worthless equipment or inventory no longer used or useful in the conduct of the Business;

(viii)       grant any covenant not to sue with respect to any Business Intellectual Property;

(ix)         incur any Indebtedness, except for (A) Indebtedness that will be paid off at or prior to the Closing, (B) Indebtedness that will be assumed or retained by Seller or a Subsidiary of Seller (including Subsidiaries of Cristal acquired by Seller in the Acquisition but excluding the Transferred Companies) at or prior to the Closing or (C) Indebtedness that is incurred in the ordinary course of business at levels consistent with the recent past practices of the Business; provided that, for the avoidance of doubt, in no event shall this Section 4.01(b)(ix) prohibit or otherwise restrict the Transferred Companies from the declaration or payment of any dividends or other distributions;

(x)          make any capital expenditures in excess of $5,000,000, other than (i) as set forth in Section 4.01(b)(x)(A)(i) of the Seller Disclosure Letter, (ii) capital expenditures required to be made by applicable Law and (iii) capital expenditures required to be made pursuant to Contracts in force on the date of this Agreement that have been made available to Purchaser prior to the execution of this Agreement;

(xi)        enter into or amend any Contract or take any other action (except as expressly permitted or contemplated by this Agreement) if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Business Transaction or adversely affect in a material respect the expected benefits (taken as a whole) of the Business Transaction;

(xii)        hire or terminate any employees (A) with an annualized salary or equivalent annual compensation of greater than $75,000, except any terminations for cause or (B) with an annualized salary or equivalent annual compensation equal to or less than $75,000, except, in the case of this subclause (B), in the ordinary course of business;

(xiii)       transfer internally (including in response to a request for transfer by an employee), or otherwise alter the duties and responsibilities of, any employee of Seller or its Affiliates, in each case, in a manner that would alter whether such employee is classified as a Business Employee, other than, in the case of any Business Employee, such actions that are taken in order to fill a vacancy in the Business in the ordinary course of business or upon a termination for cause or due to a voluntary resignation, death or disability;

(xiv)        implement (A) any employee layoffs requiring notice under the WARN Act, or (B) any other reduction in force, early retirement program, buyout, or other voluntary or involuntary employment termination program;

(xv)        other than any litigation that is an Excluded Liability, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages paid in full prior to the Closing, do not involve any admission of fault or wrongdoing and involve only the payment of monetary damages or other amounts less than $500,000 individually and less than $1,000,000 in the aggregate;

(xvi)       (A) modify, amend, terminate or expressly waive any rights or claims under any Business Material Contract (other than renewals of Business Material Contracts that have otherwise expired pursuant to their terms in the ordinary course of business), the Baltimore Lease or, solely to the extent related to the Business, any Shared Contract, in each case in any respect in a manner which is materially adverse to the Business, or (B) enter into any new Contract that (i) would have been considered a Business Material Contract or a Shared Contract if it were entered into prior to the date of this Agreement, or (ii) contains a change of control or similar provision in favor of the other party or parties thereto that would require a material payment to or give rise to any material rights to such other party or parties in connection with the consummation of the Business Transaction (including in combination with any other event or circumstances);

(xvii)      make, change or revoke any material Tax election, other than in the ordinary course of business; adopt or change any material Tax accounting method, except a change that is required under applicable Law to conform to a change permitted under Section 4.01(b)(v) or in the ordinary course of business; settle or compromise any material Tax liability or refund other than in the ordinary course of business; enter into any Tax sharing, allocation or similar agreement (other than as part of an agreement entered into in the ordinary course of business the principal purpose of which is not Taxes) or closing agreement with respect to Taxes; consent to the extension or waiver of the limitations period applicable to any material Tax claim or assessment other than in the ordinary course of business; or apply for or obtain any material Tax ruling;

(xviii)     merge or consolidate any Transferred Company with any other Person (provided that, for the avoidance of doubt, nothing in this Section 4.01(b)(xviii) shall prohibit any Transferred Company from merging or consolidating with any other Transferred Company);

(xix)       make any material capital contributions or investments (including through any loans or advances) in any Person (other than any Transferred Company) except for the management of the cash of the Transferred Companies in all material respects in the ordinary course;

(xx)         adopt a plan or agreement of complete or partial liquidation or dissolution of any Transferred Company; or

(xxi)        authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions (including, for the avoidance of doubt, directing or permitting Cristal or any of its Subsidiaries to take any of the actions set forth in the foregoing clauses (i) through (xx)).

Section 4.02        Advice of Changes. Purchaser and Seller shall promptly advise the other orally and in writing of any change or event that, individually or in the aggregate with all past changes and events, has caused or would reasonably be expected to cause any of the conditions set forth in Article VI not to be satisfied or materially delay or impede the ability of such Party to consummate the Closing.

Section 4.03        Exclusive Dealing.  None of Seller or its Subsidiaries shall, nor shall Seller or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants, Subsidiaries or other agents or advisors (“Representatives”) to, nor shall Seller or any of its Subsidiaries authorize, or otherwise grant its consent to, Cristal or any of its Representatives to, directly or indirectly, (i) solicit, initiate, induce, explore or knowingly take any action to facilitate or encourage the submission or announcement of any Business Transaction Proposal, or any inquiries, proposals or offers that may reasonably be expected to lead to a Business Transaction Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Business or afford access to the business, properties, assets, books or records of the Business to, or otherwise cooperate in any way with, assist or facilitate any Person (whether or not a Person making a Business Transaction Proposal) with respect to, or cooperate in any way with any Person with respect to any Business Transaction Proposal or any inquiry or proposal that may reasonably be expected to lead to a Business Transaction Proposal, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Seller or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Business Transaction Proposal, or requiring, or reasonably expected to cause, Seller to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Business Transaction or (iv) resolve, propose or agree to do any of the foregoing. Seller shall, and shall cause its Subsidiaries, Cristal and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Business Transaction Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Business Transaction Proposal, and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

ARTICLE V

Additional Agreements

Section 5.01        Access to Information; Confidentiality. Subject to applicable Law, Seller shall, and shall cause its Subsidiaries and the Transferred Companies to, afford to Purchaser, and its Representatives, reasonable access, during the period prior to the Closing, to its and their respective properties (including for the purposes of conducting a survey or similar thereon, provided that none of Purchaser or its Representatives shall be permitted to conduct any sampling, including invasive sampling, of any environmental media, including soil, groundwater, or air), Tax-related materials, books, contracts, commitments, personnel and records and, during such period, Seller shall, and shall cause its Subsidiaries to, furnish promptly to Purchaser (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Purchaser may reasonably request; provided that Seller or, as applicable, Cristal may withhold any document or information (i) that is subject to the terms of a confidentiality agreement with a third party (provided that Seller shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) that is subject to any attorney-client privilege (provided that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (iii) if providing such access or disclosing such information would, in the reasonable opinion of counsel to Seller, violate applicable Law (including antitrust and privacy Laws). If any material is withheld by Seller or, as applicable, Cristal pursuant to the proviso to the preceding sentence, Seller shall inform Purchaser as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.01 shall be subject to the Confidentiality Agreement, dated April 4, 2018, by and among Seller, Cristal and INEOS Europe AG (the “Confidentiality Agreement”).

Section 5.02        Required Actions.

(a)         Each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things reasonably necessary, reasonably proper or reasonably advisable to consummate and make effective, as soon as reasonably possible, the Closing and the Business Transaction, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Business Transaction, (ii) the execution and delivery of any additional instruments necessary to consummate the Closing and to fully carry out the purposes of this Agreement and (iii) the consummation of the Restructuring in accordance with Section 1.02.

(b)         In connection with and without limiting the generality of Section 5.02(a), Section 5.02(c) and Section 5.02(d), each of Purchaser and Seller shall:

(i)         subject to the other Party furnishing any necessary information and assistance, make or cause to be made as promptly as reasonably practicable (and in any event, Purchaser and/or Seller, as applicable, shall cause all documents, forms, applications, submissions and notifications to be filed with the appropriate Governmental Entity as promptly as reasonably practicable following the date of this Agreement), in consultation and cooperation with the other, all filings required under the HSR Act relating to the Business Transaction, and to supply as promptly as reasonably practicable to the appropriate Governmental Entity any additional information or documentary material that may be requested by such Governmental Entity in connection with any such filing, and be responsible for paying its owns fees and costs in connection with any such filings; and

(ii)       subject to applicable Laws relating to the sharing of information and unless prohibited by a Governmental Entity, in connection with obtaining FTC Consent, (A) subject to Section 5.02(c) promptly notify the other Party of any substantive communication (including oral communication) with any Governmental Entity with respect to (and to the extent related to) this Agreement or the Business Transaction; and (B) promptly provide the other Party with copies of all substantive correspondence, filings or communications between such Party or any of its Representatives, on the one hand, and any Governmental Entity or members of the staff of any Governmental Entity, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement.

(c)        Seller shall control and lead all communications and strategy in connection with the efforts to obtain FTC Consent or a Court Approval, including (i) the scheduling of, and strategic planning for, any meeting with the FTC related to the FTC Consent or Court Approval; (ii) the making of any filings or submissions to the FTC; (iii) the process for the receipt of FTC Consent or Court Approval; and (iv) the resolution of any investigation or other inquiry of the FTC; provided, however, that Seller shall consult in advance with Purchaser and in good faith take Purchaser’s views into account regarding the overall strategic direction related to the FTC Consent or a Court Approval, as applicable, and consult with Purchaser prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such FTC Consent or Court Approval. Without limiting the foregoing two sentences, each Party shall (i) cooperate and consult with the other in connection with all matters relating to FTC Consent, including any remedy requested pursuant to any Antitrust Law, (ii) use its reasonable best efforts to obtain FTC Consent (including defending the Business Transactions through litigation in a United States Court), (iii) cooperate in good faith to jointly develop a strategy for obtaining FTC Consent and (iv) not, except with the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), extend, stay or toll any applicable review period or waiting period. Subject to the last sentence of this Section 5.02(c), each of Seller, on the one hand, and Purchaser, on the other hand, shall keep the other Party informed and notify the other Party of all material communications with a Governmental Entity regarding obtaining FTC Consent regarding the Business Transaction. Subject to applicable Laws and unless requested by the FTC or FTC Staff, Purchaser shall not, and shall cause its Subsidiaries not to, agree to participate in any meeting or conference, whether in person or by telephone, with any Governmental Entity relating to the matters that are the subject of this Agreement without Seller’s consent, to the extent permitted by the relevant Governmental Entity and applicable Law, and Seller is given a reasonable opportunity to attend and participate at such meeting. Each of Seller and Purchaser may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.02 as “outside counsel only.” Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from Seller or Purchaser, as the case may be, or its legal counsel.  Notwithstanding anything set forth herein to the contrary, each of Seller and Purchaser acknowledges and agrees that nothing in this paragraph precludes either Party from having full, frank, and confidential discussions with the FTC or FTC Staff regarding the subject matter of this Agreement or the FTC remedy generally, without obligation to include, consult with, or report back to the other Party regarding the substance or extent of those communications.

(d)        Purchaser understands that Seller is entering into this Agreement to obtain FTC Consent or an order of a United States Court approving the Acquisition and the Business Transaction. Purchaser and Seller, as promptly as practicable after the date hereof (to the extent neither Purchaser nor Seller has already completed the following activities), will prepare and furnish all necessary information and documents reasonably requested by the FTC, FTC Staff or any other Antitrust Authority. Nothing in this Agreement shall prevent Seller from complying with the FTC Decision and Order and Seller shall not be considered in breach of this Agreement for taking any actions to comply with an injunction entered by a United States Court.  Each Party shall use reasonable best efforts to obtain, and agrees to take all actions and provide such assistance as the other Party may reasonably request in order to obtain, the FTC Consent. In addition to any other obligations set forth in this Section 5.02, each of Seller and Purchaser shall promptly notify the other Party of the occurrence (or reasonably impending occurrence) of any of the following events: (i) Purchaser is not (or will not be) preliminarily recommended to be approved by the FTC or other necessary Governmental Entity as a purchaser of the Transferred Companies hereunder; (ii) the FTC Staff informs Seller or Purchaser that the FTC Staff will not recommend approval of Purchaser as purchaser of the Transferred Companies hereunder; (iii) the FTC Staff informs Seller or Purchaser that the FTC Staff will recommend the transfer to Purchaser hereunder of any asset other than the Transferred Companies or that the FTC Staff will recommend prohibition of transfer to Purchaser hereunder of the Transferred Companies; (iv) the FTC or FTC Staff informs Seller or Purchaser of any request or requirement for Purchaser to divest any assets or otherwise modify their business; or (v) the FTC Staff informs Seller or Seller that it has recommended approval or will recommend approval of another purchaser for the Transferred Companies other than Purchaser.

 (e)        Without limiting the foregoing, Purchaser agrees to take, and cause each of its Subsidiaries to take, all actions that are necessary or advisable or as may be required by the FTC to obtain FTC Consent or by any other Governmental Entity in any jurisdiction necessary to expeditiously consummate the transactions contemplated by this Agreement, including (i) selling, licensing or otherwise disposing of, or holding separate and agreeing to sell, license or otherwise dispose of, or proposing or negotiating to do the same for (A) any entities, assets, categories of assets, product lines, businesses or facilities of any Transferred Company after the Closing or (B) any entities, assets, categories of assets, product lines, businesses or facilities of Purchaser or its Subsidiaries before or after the Closing, (ii) terminating, modifying or extending any existing relationships or contractual rights or obligations of Purchaser, the Company or their respective Subsidiaries, (iii) establishing or creating any relationships or contractual rights or obligations of Purchaser, the Company or their respective Subsidiaries, (iv) terminating any relevant venture or other arrangement, or (v) effectuating any other change or restructuring of Purchaser, the Company or their respective Subsidiaries.

Section 5.03        Solvency after the Closing.  After the Closing, Purchaser agrees that it shall not take or cause to be taken or omit to take any action that could result in a determination pursuant to applicable Law that, after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements (or after giving effect to such transactions and to such other subsequent actions or omissions), Purchaser (a) was insolvent at the time of the Closing or (b) as a result of the transactions contemplated by this Agreement or the Ancillary Agreements, (i) became insolvent, (ii) was left with unreasonably small capital with which to engage in its business or (iii) incurred debts beyond its ability to pay such debts as they mature, in each case such that the payment of the Purchase Price may be deemed a “fraudulent conveyance” or impermissible dividend or distribution under applicable Law or otherwise subject to claims of any creditors of Purchaser or its trustees in bankruptcy proceedings.

Section 5.04          Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with the Business Transaction shall be paid by the Party incurring such fees or expenses, whether or not the Business Transaction is consummated.

Section 5.05         Public Announcements. Purchaser and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Business Transaction, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law; court process; with any employees of such Party or their representatives as required to implement the Business Transaction or as is otherwise reasonably considered by such Party to be appropriate to maintain good employee relations; or by obligations pursuant to the listing rules of, or any listing agreement with, any applicable national securities exchange or national securities quotation system. Seller and Purchaser agree that the initial press release(s), whether joint or several, to be issued with respect to the Business Transaction shall be in the form(s) agreed to by the Parties prior to the date of this Agreement.

Section 5.06        Wrong Pockets.

(a)          If (and to the extent) that it is determined after Closing that legal title to or beneficial or other interest in, all or part of any Excluded Assets has been transferred to (or has not been transferred from) any Transferred Company, or that legal title to, or beneficial or other interest in, all or part of any Business Assets has not been transferred to any Transferred Company or licenses or other rights under Licensed Retained IP have not been provided to any Transferred Company, Purchaser shall cause the applicable Transferred Company to, or Seller shall and shall cause its Subsidiaries to, as applicable, (i) execute all such agreements, assignments, licenses, deeds or other documents as may be necessary for the purposes of transferring such assets (or part thereof) or the relevant interests in them, or the relevant licenses or other rights to them, to such other Party (or to a designee of such other Party), (ii) complete all such further acts or things as the other Party may reasonably direct in order to transfer such assets or the relevant interests in them, or the relevant licenses or other rights to them, to such other Party (or to a designee of such other Party), and (iii) hold the asset (or part thereof), or relevant interest in the asset, or the relevant licenses or other rights to them, in trust for such other Party (or for the designee of such other Party) (to the extent permitted by applicable Law) until the transfer or grant to the other Party is effected, and (iv) grant to the other Party a non-exclusive, worldwide, perpetual, irrevocable, royalty-free, freely transferable and sub-licensable license to use such asset or right until the transfer or license to the other Party (or to a designee of such other Party) is effected.

(b)         To the extent that either Purchaser (or a Transferred Company) or Seller (or any of its Subsidiaries) acquires any property, asset, license, or other right in accordance with Section 5.06(a), the transfer or provision of such property, asset, license, or other right shall be for nil consideration.

(c)          Seller shall, or shall cause its applicable Subsidiary to, promptly deliver to Purchaser (or its designee) any monies or checks that have been sent to Seller after the Closing by customers, suppliers or other contracting parties of the Transferred Companies or the Business for goods or services provided by the Business or otherwise in respect of the Transferred Companies hereunder (including promptly forwarding invoices or similar documentation to Purchaser).

(d)         Seller agrees that Purchaser has the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Purchaser in respect of any accounts receivable, notes receivable and other receivable arising from the operation of the Business, and Seller shall furnish Purchaser such evidence of this authority as Purchaser may reasonably request in writing.

(e)          Purchaser shall, or shall cause its applicable Subsidiary to, promptly deliver to Seller (or its designee) any monies or checks that have been sent to Purchaser or any of its Subsidiaries  (including the Transferred Companies) after the Closing to the extent they are not in respect of the Business (including promptly forwarding invoices or similar documentation to Seller).

Section 5.07       Use of Seller Marks.  Purchaser agrees that (except as expressly set forth in this Section 5.07) after the Closing, neither Purchaser nor its Subsidiaries (including the Transferred Companies) (i) will have any rights in and to the marks “Cristal” or “Tronox,” any Mark used by Seller, Cristal or any of their Subsidiaries or any Mark containing or comprising any of the foregoing (collectively, the “Seller Marks”) or (ii) will, at any time after the Closing, market, promote, advertise or offer for sale any products, goods or services utilizing any of the Seller Marks or otherwise hold itself out as having any affiliation with Seller or its Subsidiaries. Purchaser, on behalf of itself and its Subsidiaries (including the Transferred Companies), agrees that if any of the Business Assets bear a Seller Mark, Purchaser shall, prior to distributing, selling or otherwise making use of such Business Assets for the general public, remove, delete, cover or render illegible the Seller Mark as it may appear on such Business Assets. Notwithstanding the foregoing, for a period of six (6) months after the Acquisition Closing, Purchaser and its Subsidiaries (including the Transferred Companies) may use any remaining inventory of materials, including any sales and product literature, vehicles, business cards, schedules, stationery, packaging materials, displays, signage, advertising, marketing, promotional and related materials, training materials, audio and visual materials, manuals, forms, websites, social media pages and accounts, e-mail and e-mail addresses, computer software and other materials and systems, that include one or more of the Seller Marks to the extent such materials were included in the Business Assets as of the Closing. After the Closing, Purchaser shall not, and shall cause its Subsidiaries (including the Transferred Companies) not to, (i) use or adopt any name or any word (or other indicia of origin of goods or services) that is likely to cause confusion with any Seller Mark; (ii) contest the ownership or validity of any rights of Seller or its Subsidiaries in or to the Seller Marks, except in response to any Proceeding first threatened, initiated or otherwise asserted by Seller or any of its Affiliates against Purchaser or any of its or their customers or licensees, provided, that the foregoing exception shall not apply to the Seller Marks “Cristal” or “Tronox” or to any Seller Mark that is a combination mark composed of “Cristal” or “Tronox” and one or more generic or descriptive terms; or (iii) register or seek to register anywhere in the world any Seller Marks. Purchaser shall indemnify and hold harmless Seller, its Subsidiaries and its and their respective Representatives against all Losses asserted against or imposed upon them as a consequence of the use of the Seller Marks by Purchaser and its Subsidiaries (including the Transferred Companies) following the Closing.

Section 5.08        Shared Contracts.

(a)          Purchaser acknowledges that Seller, Cristal and/or their respective Subsidiaries (including the Transferred Companies) are party as of the date hereof to certain Contracts that relate both to the Business and one or more of Seller or its Subsidiaries’ other businesses (other than any such Contract covering substantially the same or similar services or arrangements that are covered by a Contract entered into by Purchaser or its Subsidiaries in connection with the transactions contemplated hereby, including the Transitional Services Agreement, each, a “Shared Contract”).  Set forth in Section 5.08 of the Seller Disclosure Letter is a true and complete list of each Shared Contract that is a sales Contract, a supply Contract under which a party is obligated to make payments in relation to the Business equal to or in excess of $1,000,000 during the life of such Contract, or otherwise material to the Business. Prior to the execution of this Agreement, Seller has made available to Purchaser a true and complete copy of each such Shared Contract (with terms unrelated to the Business having been redacted). Prior to the Closing, Seller will use reasonable best efforts (subject to the Expenses Cap and the terms of Section 5.08(b), at Seller’s cost and expense) to cause a Transferred Company to enter into a new Contract (except as contemplated by Section 5.21) with respect to each Shared Contract (each new Contract, a “Replacement Contract”) on substantially similar and no less favorable terms. From the Closing Date until the 12-month anniversary thereof, except as contemplated by Section 5.21, Purchaser shall use reasonable best efforts (at Seller’s cost and expense) to enter into any Replacement Contract not previously entered into prior to the Closing and Seller shall use reasonable best efforts (subject to the Expenses Cap and the terms of Section 5.08(b), at Seller’s cost and expense) to cooperate with respect thereto (as requested by Purchaser following the Closing). If a Transferred Company is unable to enter into any Replacement Contract prior to the Closing, until the earlier of such time as such Replacement Contract is entered into and the 12-month anniversary of the Closing Date, except as contemplated by Section 5.21, Seller will use reasonable best efforts to cooperate with Purchaser (subject to the Expenses Cap and the terms of Section 5.08(b), at Seller’s cost and expense) in any arrangement reasonably acceptable to Purchaser and Seller intended to provide Purchaser with services under such Shared Contract and for Purchaser to assume the Liabilities related thereto, in each case on substantially similar and no less favorable terms. For the avoidance of doubt, (x) from and after 12 months following the Closing, Purchaser shall have no right to receive any claims, rights or benefits under any Shared Contract and (y) in the event of any inconsistency or conflict between this Section 5.08(a) and the Feedstock Support Matters, the Feedstock Support Matters shall govern.

(b)         Notwithstanding anything set forth herein to the contrary, (i) in no event shall any costs and expenses associated with the efforts described under Section 5.08 or the efforts described under Section 1.03 payable by Seller exceed $1,000,000 in the aggregate for all such costs and expenses (the “Expenses Cap”), and all other such costs and expenses shall be borne solely by Purchaser; and (ii) neither Purchaser nor Seller shall incur or agree to incur any such costs and expenses without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.09        Intercompany Arrangements.

(a)          As of the Closing, all Contracts and transactions between Seller, Cristal and their respective Subsidiaries (other than the Transferred Companies) on the one hand, and the Transferred Companies, on the other hand (other than the Contracts or other transactions listed in Section 5.09 of the Seller Disclosure Letter), will either be terminated or amended to remove or replace the applicable Transferred Company or Subsidiary of Seller, as the case may be, as a party to such agreement, as applicable, without further liability to Purchaser and its Subsidiaries (including the Transferred Companies) with respect to periods following the Closing.

(b)         Other than pursuant to the Contracts listed in Section 5.09 of the Seller Disclosure Letter or as otherwise agreed, as of the Closing, Seller shall have caused each Transferred Company to pay, discharge, compromise, settle, terminate or otherwise satisfy or cause to be paid, discharged, compromised, settled, terminated or otherwise satisfied in full all intercompany Indebtedness, intercompany receivables and intercompany payables as well as all Liens related thereto.

Section 5.10        Credit Support.

(a)         During the period from the date of this Agreement and continuing until the Closing, except to the extent Purchaser consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not provide any Credit Support to the Business, and the Business shall not provide any Credit Support to any Non-TC Party, except for (i) replacements of Credit Support existing on the date of this Agreement or extensions of the term thereof, (ii) Credit Support required to be provided under applicable Law, (iii) Credit Support required to be provided pursuant to Business Material Contracts or Credit Support existing on the date of this Agreement, or (iv) unsecured Credit Support for an amount, individually or in the aggregate, not exceeding $20,000,000.

(b)         No later than ten (10) Business Days prior to the Closing Date, Seller shall provide Purchaser with a schedule that sets forth all of the Credit Support reasonably expected to be outstanding as of the Closing Date. Seller or Purchaser, as applicable, shall keep in effect and maintain, or cause to be kept in effect and maintained, all of the Credit Support as of the Closing Date until the earlier of (i) the date the applicable Credit Support is released or replaced, or caused to be released or replaced, by Purchaser or Seller, respectively, or (ii) (A) with respect to any Credit Support in favor of any Transferred Company, the date that is one hundred and twenty (120) days following the Closing Date and (B) with respect to any Credit Support in favor of any Non-TC Party, the date that is ninety (90) days following the Closing Date. Purchaser shall use its reasonable best efforts to obtain, on or before the Closing Date (to the extent Seller so requests), and in any event within one hundred and twenty (120) days following the Closing Date, the release or replacement of each of the obligations to provide Credit Support in respect of any liability of any Transferred Company set forth on such schedule. Seller shall use its reasonable best efforts to obtain, on or before the Closing Date (to the extent Purchaser so requests), and in any event within ninety (90) days following the Closing Date, the release or replacement of each of the obligations to provide Credit Support in respect of any liability of any Non-TC Party set forth on such schedule.

(c)         Notwithstanding anything to the contrary in Section 5.10(b), if Purchaser offers to a counterparty a guarantee with terms that are at least as favorable to the counterparty as the terms of the applicable Credit Support, and the counterparty does not accept such guarantee as a replacement for the existing Credit Support, then, (i) subject to Purchaser’s compliance with clause (ii) below, Seller shall keep in effect and maintain, or cause to be kept in effect and maintained, the related Credit Support as of the Closing Date; and (ii) Purchaser shall continue to use its reasonable best efforts after the Closing Date to cause such Credit Support to be released by providing to the applicable counterparty a substitute guarantee with terms that are at least as favorable to the counterparty as the terms of such Credit Support.

(d)          To the extent Purchaser or Seller, as applicable, does not obtain any such release or replacement, Purchaser or Seller, respectively, shall indemnify and hold harmless Seller or Purchaser, respectively, in respect of any liability or expense incurred by Seller (or any applicable Subsidiary thereof) or Purchaser (or any applicable Subsidiary thereof), respectively, in respect of any claim made in respect of any such liability or expense arising or incurred after the Closing Date.

Section 5.11       Release of Indemnity Obligations. Purchaser and Seller shall cooperate with each other with a view to entering into arrangements effective as of the Closing whereby Purchaser or its Subsidiaries would be substituted for Seller, Cristal or their respective Subsidiaries (other than the Transferred Companies) in any existing guarantees, letters of comfort, indemnities or arrangements in respect of the Business, including as set forth in Section 5.11 of the Seller Disclosure Letter. If Purchaser or its Subsidiaries cannot enter into the arrangements referred to above, Seller (i) shall not terminate any such guarantee, letter of comfort, indemnity or arrangement without Purchaser’s prior written consent and (ii) shall use reasonable best efforts to enforce its rights under the Acquisition Agreement to ensure that Cristal shall not terminate any such guarantee, letter of comfort, indemnity or arrangement without Purchaser’s prior written consent; provided that Purchaser shall enter into a separate guaranty with Seller, Cristal or any of their respective Subsidiaries, as applicable, to guarantee the performance of the obligations of Seller, Cristal or any of their respective Subsidiaries, under the Contract underlying such guarantee, letter of comfort, indemnity or arrangement.

Section 5.12      Litigation Support.   In the event and for so long as Purchaser or Seller, as applicable, is prosecuting, contesting or defending any Proceeding, other investigation, charge, claim, or demand by a third party (including any securities regulator) in connection with (a) the Business Transaction (including in respect of any regulatory policy issued by a securities regulator that is applicable to the Business Transaction), or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Transferred Companies or the Business, the other Party shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees to, cooperate with such first Party and its counsel in such prosecution, contest or defenses, including making available its personnel, and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that the first Party shall treat all such information as confidential and hereby waives any right to use such information for any purpose other than in connection with such Proceeding, other investigation, charge, claim or demand by a third party; and provided further that no Party shall be obliged to disclose or provide access to any documents, records or information subject to attorney-client privilege or attorney work-product protection (provided, however, that such Party shall use its reasonable best efforts to allow for such disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or attorney work-product protection).

Section 5.13        Intellectual Property Licenses and Other Intellectual Property Matters.

(a)         Seller hereby grants, and shall cause its Subsidiaries to grant, to Purchaser and its Affiliates (including each Transferred Company and each Person that becomes an Affiliate of Purchaser after the Closing Date) a perpetual, non-exclusive, irrevocable, non-assignable (except as set forth in Section 5.13(b)(iv)) and non-sublicensable:

(i)           royalty-free, worldwide license, effective only upon the Closing Date, under the Licensed Retained IP to (A) use, sell, export, import and offer for sale titanium dioxide or titanium tetrachloride, and any intermediate products, by-products, combinations or materials and formulations derived from or incorporating titanium dioxide or titanium tetrachloride (collectively, “Titanium Products”) and any processes, applications, or devices (including equipment and machinery) relating to the use, sale or other commercialization thereof, and (B) provide services related to clause (A), provided, that none of the foregoing rights shall include the right to make or have made Titanium Products (which shall be addressed in Section 5.13(a)(ii) and Section 5.13(a)(iii) only),

(ii)        royalty-free license, effective only upon the Closing Date, under the Licensed Retained IP to, solely in North America, (A) make and have made Titanium Products and (B) use any processes, applications, and devices (including equipment and machinery) relating to the manufacture thereof; and

(iii)        royalty-free license, effective only upon the Option Exercise Date, under the Licensed Retained IP to, solely at the Licensed Non-US Facility(ies) and solely for manufacture, in each successive twelve (12)-month period beginning on the Option Exercise Date (each, a “Volume Calculation Year”), of a volume of Non-US Manufactured Titanium Products that is equal to or less than the Annual Licensed Volume, (A) make and have made Titanium Products and (B) use any processes, applications, and devices (including equipment and machinery) relating to the manufacture thereof.

(b)         The licenses set forth in Section 5.13(a) shall, subject to the applicable restrictions set forth in Section 5.13(a), include the right to (i) reproduce, distribute, perform, display, prepare derivative works of, improve and otherwise modify such Licensed Retained IP (except with respect to disclosure of confidential information to the extent it is subject to non-disclosure obligations under this Agreement); (ii) create designs or schematics of, or provide support or maintenance for, any of the foregoing set forth in Section 5.13(b)(i); (iii) notwithstanding the prohibition on sublicensing set forth in Section 5.13(a), authorize any Person to do any of the foregoing set forth in Section 5.13(b)(i) and Section 5.13(b)(ii) solely for and on behalf of Purchaser and its Affiliates; and (iv) transfer or assign (A) the licenses granted in Section 5.13(a)(i) and Section 5.13(a)(ii) only in connection with a sale of all or substantially all of the Business; and (B) transfer or assign the licenses granted in Section 5.13(a)(iii) only in connection with a sale (other than to a Prohibited China Entity) of all or substantially all of the Business together with (x) if the Option has not yet expired or has not been exercised in accordance with Section 5.13(c), the Option, and (y) if the Option Exercise Date has occurred, the Licensed Non-US Facility(ies). Purchaser shall, and shall cause its Affiliates (including the Transferred Companies) to, use the Licensed Retained IP solely in accordance with the terms of this Section 5.13.

(c)          From the period from the Closing Date to the tenth (10th) anniversary of the Closing Date, Purchaser shall have the right to exercise the option to receive from Seller and its Subsidiaries the license granted in Section 5.13(a)(iii) (the “Option”) by (i) notifying Seller in writing that Purchaser is exercising the Option; (ii) remitting to Seller a cash payment of the Option Initial Fee within thirty (30) days of the foregoing writing; and (iii) agreeing in such writing to pay Seller the amount of the Option Installment Fees on each of the first five (5) anniversaries of the Option Exercise Date.  The date by which Purchaser has provided the writing(s) described in clauses (i) and (iii) and has remitted the Option Initial Fee as described in clause (ii) shall be referred to herein as the “Option Exercise Date.” Purchaser shall make each such Option Installment Fee payment to Seller (without any required notice by Seller) by wire transfer on each of the first five (5) anniversaries of the Option Exercise Date.  Effective upon the Option Exercise Date, Purchaser shall keep complete and accurate books and records showing all Non-US Manufactured Titanium Products manufactured at the Licensed Non-US Facility(ies), and, upon Seller’s reasonable request no more than once per calendar year, Purchaser shall make such books and records available during normal business hours for inspection and audit by an independent auditor appointed by Seller (or its authorized representative) and approved by Purchaser (such approval shall not be unreasonably withheld or delayed), provided that Seller and its Affiliates shall not have access to any information obtained by or provided to such auditor in connection with such audit or inspection other than a report setting forth whether Purchaser has exceeded the Annual Licensed Volume with respect to Non-US Manufactured Titanium Products manufactured at the Licensed Non-US Facility(ies) in the Volume Calculation Year(s) to which such inspection and audit applies.  Seller shall bear its own costs for any such inspection or audit.  Purchaser shall not directly or indirectly assign, sell, transfer, syndicate or otherwise dispose of (or enter into any agreement having the economic effect of the foregoing) any of its interest in the Licensed Non-US Facility(ies) (whether held directly or indirectly through a Purchaser Subsidiary) to a Prohibited China Entity.  If the Option has not yet expired and has not been exercised in accordance with this Section 5.13(c), Purchaser’s rights under the Option may be assigned or transferred solely in connection with a sale of all or substantially all of the Business.

(d)         From and after the Closing Date, Seller hereby covenants that it shall not, and shall cause its Subsidiaries not to, in North America, (i) make or have made the products set forth on Section 5.13(d)(i) of the Seller Disclosure Letter; or (ii) make or have made any Titanium Products utilizing, in connection with the manufacture of Titanium Products, the Licensed Retained IP set forth on Section 5.13(d)(ii) of the Seller Disclosure Letter.  For the avoidance of doubt, the foregoing covenant shall not in any way limit, in the Seller Hamilton Facility or elsewhere, Seller or its Subsidiaries (or any third party engaged by Seller or its Subsidiaries) from using, selling, exporting, importing, or offering for sale, reproducing, distributing, performing, displaying, preparing derivative works of, improving, otherwise modifying,  creating designs or schematics of, or providing support or maintenance for, as applicable, any Titanium Products or any Licensed Retained IP (except solely to the extent that any of the foregoing activities constitute manufacturing, in which case the foregoing sentence shall apply).

(e)         To the extent that, prior to the Closing Date, Seller, its Subsidiaries, or the Transferred Companies used grade descriptors or product designations (e.g., the terms “RCL”, “RCS”, “595”, “596” or “722”) in connection with the manufacture, use, sale, or other commercialization of a particular titanium dioxide pigment grade that, prior to or as of the Closing Date, has been commercially manufactured at the Ashtabula Complex, Purchaser and its Subsidiaries (including the Transferred Companies) may use in perpetuity such grade descriptors or product designations in connection with the manufacture, use, sale, and other commercialization of titanium dioxide pigment grades or products and in connection with services related thereto, including on any materials, sales and product literature, packaging materials, and signage, provided, that nothing in this Section 5.13(e) will grant Purchaser any right or license to any Seller Marks (including, for the avoidance of doubt, the “Tiona” Marks). For the avoidance of doubt, TiONA® RCL-722 will be considered commercially manufactured at the Ashtabula Complex prior to the Closing Date.

(f)          Except as otherwise addressed in the Transitional Services Agreement, until the twenty four (24) month anniversary of the Closing Date, Seller shall reasonably cooperate with Purchaser to transfer to databases of the Transferred Companies any data on databases of Seller or any of its Subsidiaries (other than the Transferred Companies) that is (i) transferred or licensed as part of the Business Intellectual Property or Licensed Retained IP; and (ii) not already in the possession of any of the Transferred Companies. Until the twenty four (24) month anniversary of the Closing Date, Seller shall use commercially reasonable efforts to file applications to duly record any prior transfers of Intellectual Property Rights with any and all relevant Governmental Entities around the world sufficient to evidence in the records of such Governmental Entities a chain of title showing the Transferred Companies’ sole and exclusive ownership (prior to transfer to Purchaser) of the Business Registered IP, unless already held in the name of a Transferred Company. Prior to the Closing Date, Seller shall deliver to Purchaser a list of any payment required to be made by a Transferred Company with the applicable patent, trademark or copyright office within sixty (60) days following the Closing Date to prosecute, maintain or renew any Business Registered IP.

Section 5.14        Non-Solicitation.

(a)          For the period commencing on the Closing Date and expiring on the second anniversary thereof, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly (including through a Representative), (i) solicit, influence, entice or encourage (A) any Business Employee as of the Closing or (B) any employee of Parent or its Subsidiaries as of the date hereof or as of the Closing with whom Seller, its Subsidiaries or their respective Representatives (x) first became aware of in connection with the Business Transaction or (y) interacted with during the course of Parent’s or Purchaser’s due diligence performed on the Business and the Transferred Companies in connection with the Business Transaction, in each case, to cease his or her employment with Parent or its Subsidiaries, as applicable or (ii) solicit for employment or employ any such employee described in clause (i) (determined without regard to the reference to the Closing Date) whose employment with Parent or its Subsidiaries has terminated, for a period of six (6) months following such termination, in each case, without the prior written consent of Purchaser.

(b)        For the period commencing on the Closing Date and expiring on the second anniversary thereof, each of Parent and Purchaser shall not, and shall cause its respective Subsidiaries not to, directly or indirectly (including through a Representative), (i) solicit, influence, entice or encourage any employee of Seller or its Subsidiaries as of the Closing (A) who are not Business Employees and who are employed at (1) the Hawkins Point site in Baltimore, Maryland or (2) the Baltimore Technical Facility or (B) with whom Parent, its Subsidiaries or their respective Representatives (x) first became aware of in connection with the Business Transaction or (y) interacted with during the course of Parent’s or Purchaser’s due diligence performed on the Business and the Transferred Companies in connection with the Business Transaction, in each case, to cease his or her employment with Seller or its Subsidiaries, as applicable or (ii) solicit for employment or employ any such employee described in clause (i) (determined without regard to the reference to the Closing Date) whose employment with Seller or a Subsidiary of Seller has terminated, for a period of six (6) months following such termination, in each case, without the prior written consent of Seller; provided, however, that this Section 5.14(b) shall not apply with respect to any of the individuals set forth in Section 5.14(b) of the Seller Disclosure Letter, and Seller shall encourage such individuals to accept offers of employment from Purchaser or its Affiliates.

(c)         Section 5.14(a) and Section 5.14(b) will not be deemed to prohibit the Parties or their respective Subsidiaries from (i) engaging in general media advertising or general employment solicitation that may be targeted to a particular geographic or technical area (other than advertising or general employment solicitation targeted only at Ashtabula, Ohio or the immediate vicinity) or (ii) engaging any recruiting firm or similar organization to identify or solicit persons for employment, if, in each case of clauses (i) and (ii), such activity is not targeted towards employees of the Transferred Companies, Parent or its Subsidiaries or Seller or its Subsidiaries, as applicable.  For the avoidance of doubt, nothing in this Section 5.14(c) shall be interpreted to permit either Party to employ any Person in violation of Section 5.14(a) or Section 5.14(b).

(d)         The Parties acknowledge that (i) the provisions of Section 5.14(a) and Section 5.14(b) are material inducements for Purchaser and Seller, respectively, to enter into this Agreement, (ii) Purchaser and Seller would not enter into this Agreement without such restrictive provisions and (iii) such provisions are reasonable and necessary and that Purchaser and Seller will be irrevocably damaged if such covenants, respectively, are not specifically enforced. Accordingly, each of the Parties agrees that, in addition to any other relief or remedies available, each of Purchaser and Seller shall be entitled to seek and obtain an appropriate injunction or other equitable remedy from a Court for the purposes of restraining the other Party from any actual or threatened breach of such covenants, and no bond or security will be required in connection therewith. It is the desire of the Parties that the restrictive provisions set forth in Section 5.14(a) and Section 5.14(b) be enforced to the fullest extent permissible under any applicable Law and public policies applied in each jurisdiction in which enforcement is sought. If a Court declares that any term or provision of Section 5.14(a) or Section 5.14(b) is invalid or unenforceable, the Parties agree that the Court making the determination of invalidity or unenforceability shall have the power to (and the Parties shall request such Court to) reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or enforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and Section 5.14(a) and Section 5.14(b) shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.15        Post-Closing Assistance.

(a)          Purchaser agrees to retain and maintain all books, records and files that are included in the Business Assets and/or that are delivered to Purchaser hereunder for a period of at least six (6) years after the Closing Date (plus any additional time during which Purchaser has been advised in writing by Seller that (i) there is an ongoing Proceeding with respect to Taxes with respect to periods prior to the Closing or (ii) any such period is otherwise open to assessment; provided that only such books, records and files reasonably related to the appropriate Proceeding with respect to Taxes or period as advised by Seller shall be subject to such time extension). During such period, Purchaser agrees to provide Seller and its Representatives reasonable cooperation, access (including copies) and staff assistance, as needed and at Seller’s sole cost and expense, during normal business hours and upon reasonable notice, with respect to the books, records and files delivered to Purchaser hereunder, and Seller agrees to provide Purchaser and its Representatives reasonable cooperation, access (including copies) and staff assistance, as needed and at Purchaser’s sole cost and expense, during normal business hours and upon reasonable notice, with respect to the books, records and files relating to the Business and retained by Seller, in each case as may be necessary for general business purposes, including the defense of litigation, the preparation of Tax Returns and financial statements, the auditing of financial statements, other financial reporting activities and the management and handling of Proceedings with respect to Taxes; provided that such cooperation, access and assistance does not unreasonably disrupt the normal operations of Purchaser or Seller or their respective Subsidiaries.

(b)        After the Closing, Purchaser will (and will cause the Transferred Companies and their respective Subsidiaries to) reasonably assist Seller and its Subsidiaries in preparing information for various Governmental Entities or other third Persons after the Closing to the extent that such information relates to the Business Transaction, the Business, the Transferred Companies and/or the assets or liabilities of the Business. Such information includes, but is not limited to, information required by Seller and its Subsidiaries to comply with their financial reporting and any audit requirements. Seller shall reimburse Purchaser for all reasonable out-of-pocket and documented costs and expenses (excluding internal costs) actually incurred by Purchaser and its Subsidiaries in connection with the compliance by Purchaser with its obligations under this Section 5.15(b).

(c)        After the Closing, Seller shall (and shall cause its Subsidiaries to) reasonably assist Purchaser and its Subsidiaries in preparing information for various Governmental Entities or other third Persons after the Closing to the extent that such information relates to the Business Transaction, the Business, the Transferred Companies and/or the assets or liabilities of the Business. Such information and assistance shall include information and assistance required by Purchaser and its Subsidiaries to comply with their financial reporting and any audit requirements. Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (for the avoidance of doubt, excluding internal costs) actually incurred by Seller and its Subsidiaries in connection with the compliance by Seller with its obligations under this Section 5.15(c).

(d)         After the Closing, Seller shall (and shall cause its Subsidiaries to) provide Purchaser and its Subsidiaries, and any of their respective Representatives, upon reasonable advance notice with access during normal business hours to those books and records within its possession or under its control necessary for the preparation of financial statements and other financial data relating to the Business that is either (i) required to be included in any current or future securities Law filing by any of Purchaser and its Subsidiaries with the SEC, ASIC or other Governmental Entity under applicable Law, including any reconciliation to IFRS deemed required or necessary by Purchaser and its Subsidiaries; or (ii) reasonably required by Purchaser and its Subsidiaries to provide in connection with any offering of any debt or equity securities by Purchaser and its Subsidiaries. Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (excluding internal costs) actually incurred by Seller and its Subsidiaries in connection with the compliance by Seller with its obligations under this Section 5.15(d).

(e)          After the Closing, Seller shall (and shall cause its Subsidiaries to) reasonably assist Purchaser and its Subsidiaries in transitioning pre-existing relationships of Seller, Cristal and their respective Affiliates with shipping and other logistics providers and brokers to Purchaser and its Subsidiaries solely to the extent such relationships relate to the Business. Such assistance shall include organizing introductory meetings (which may be telephonic) and making reasonably available information about prior shipping and logistics practices solely to the extent related to the Business.

Section 5.16      Further Assurances. At any time at and after the Closing, Purchaser and Seller will, and will cause their respective Subsidiaries to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Seller or Purchaser, as the case may be, to satisfy or in connection with their obligations hereunder or to consummate or implement the Business Transaction and agreements contemplated hereby (subject to Section 5.08, including documents reasonably necessary to enable Purchaser to assume or enter into Replacement Contracts).

Section 5.17         Insurance.

(a)        Immediately from and after the Acquisition Closing, Seller or its Subsidiaries shall cause the Business Assets and the Business Properties to be insured under insurance policies that (i) collectively provide reasonably adequate insurance coverage for the Business Assets and the Business Properties, (ii) collectively are sufficient in all material respects for compliance with all requirements of Law and all Contracts to which the Transferred Companies are party or by which they are otherwise bound, and (iii) are issued by a third-party insurer that is financially sound and reputable.

(b)        From and after the Closing Date, the Transferred Companies shall cease to be insured by Seller’s or its Subsidiaries’ insurance policies or by any of Seller’s or its Subsidiaries’ self-insurance programs. For the avoidance of doubt, following the Closing, Seller and its Subsidiaries shall retain all rights to control the insurance policies and programs of Seller and its Subsidiaries, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of Purchaser or the Transferred Companies. Prior to and after the Closing, Seller and its Subsidiaries shall reasonably cooperate with Purchaser to assist Purchaser in obtaining replacement insurance policies for the Transferred Companies, including any tail insurance policies. Following the Closing Date, Purchaser shall (and shall cause the Transferred Companies to) reasonably cooperate with respect to any claims made by Seller with respect to the Business or the Transferred Companies prior to the Closing.

(c)         From and after the Closing Date, (i) if Seller or any of its Subsidiaries receives any insurance proceeds from a third-party insurance policy maintained by Seller or its Subsidiaries, from claims with respect to Losses relating to or arising from the assets and properties of the Business or the Transferred Companies prior to the Closing, to the extent that no Purchaser Indemnitee has received payment in respect of such Loss pursuant to Article VIII, Seller will remit to Purchaser such third-party insurance proceeds, and (ii) upon request of Purchaser, Seller and its Subsidiaries shall use commercially reasonable efforts to notify Seller’s insurance carrier of any available claims for recovery with respect to Losses relating to or arising from the assets and properties of the Business or the Transferred Companies prior to the Closing (for which notice of a claim in respect of any Losses has not been made to Seller’s or its applicable Subsidiary’s insurance carrier prior to the Closing). Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (for the avoidance of doubt, excluding internal costs) actually incurred by Seller and its Subsidiaries in connection with the compliance by Seller with its obligations under this Section 5.17(c).

Section 5.18        Post-Closing Confidentiality.

(a)         From and after the Closing, and subject to the rights and obligations of Seller and its Affiliates pursuant to Section 5.13, Seller shall, and shall cause its Subsidiaries and Representatives to, (A) maintain the confidentiality of confidential Licensed Retained IP with a level of confidentiality that is no less than Seller uses to protect its own confidential information of a similar type; and (B) keep confidential all confidential Business Assets and confidential information relating to Business Liabilities (together with confidential Licensed Retained IP, “Purchaser Confidential Information”), except (i) with the prior written consent of Purchaser; (ii) to the extent necessary to comply with applicable Laws, including federal securities Laws, the valid order of a Court or any Proceeding, in which event, to the extent permitted by such Law, order or Proceeding, Seller shall notify Purchaser as promptly as practicable (and, if possible, prior to the making of such disclosure) and, to the extent lawful to do so, consult with Purchaser as to the timing, content and manner of such disclosure and to take possible steps to avoid or limit disclosure; (iii) to the extent such Purchaser Confidential Information is available to the public through no fault of Seller or any Subsidiary of Seller; (iv) to the extent such Purchaser Confidential Information becomes available after the Closing Date to Seller or any of its Subsidiaries from a third Person who is under no confidential or fiduciary obligation to Purchaser or its Affiliates with respect to such Purchaser Confidential Information; (v) to the extent Seller can demonstrate that such Purchaser Confidential Information was independently developed by Seller or its Subsidiaries after the Closing Date without violating this Section 5.18(a); (vi) to the extent such Purchaser Confidential Information is used in the enforcement of any of the rights of Seller or any of its Subsidiaries under this Agreement or the Ancillary Agreements or in the defense of any Proceeding brought against Seller or one of its Subsidiaries; or (vii) to any Person who is engaged by Seller or any of its Affiliates solely for and on behalf of Seller or its Affiliates who is bound by appropriate obligations of confidentiality. The obligations of Seller pursuant to this Section 5.18(a) shall cease two (2) years following the Closing, except that such obligations shall survive (i) for five (5) years following the Closing in respect of Purchaser Confidential Information that is proprietary information and know-how, and (ii) for thirty-five (35) years following the Closing in respect of trade secrets that constitute Purchaser Confidential Information.

(b)         From and after the Closing, and subject to the rights and obligations of Purchaser and its Affiliates pursuant to Section 5.13, Purchaser shall, and shall cause its Subsidiaries (and its other Affiliates to the extent that such Affiliates are granted a license to or access to confidential information pursuant to Section 5.13(a) and Section 5.13(b) or are otherwise the beneficiaries of the Option pursuant to Section 5.13(c)) and Representatives to, keep confidential, all confidential Excluded Assets and confidential information relating to Excluded Liabilities (the “Seller Confidential Information”), except (i) with the prior written consent of Seller; (ii) to the extent necessary to comply with applicable Laws, including federal securities Laws, the valid order of a Court or any Proceeding, in which event, to the extent permitted by such Law, order or Proceeding, Purchaser shall notify Seller as promptly as practicable (and, if possible, prior to the making of such disclosure) and, to the extent lawful to do so, consult with Seller as to the timing, content and manner of such disclosure and to take possible steps to avoid or limit disclosure; (iii) to the extent such Seller Confidential Information is available to the public through no fault of Purchaser or any Subsidiary of Purchaser; (iv) to the extent such Seller Confidential Information becomes available after the Closing Date to Purchaser or any of its Subsidiaries from a third Person who is under no confidential or fiduciary obligation to Seller or its Subsidiaries with respect to such Seller Confidential Information; (v) to the extent Purchaser can demonstrate that such Seller Confidential Information was independently developed by Purchaser or any of its Subsidiaries after the Closing Date without violating this Section 5.18(b); (vi) to the extent such Seller Confidential Information is used in the enforcement of any of the rights of Purchaser or any of its Subsidiaries under this Agreement or the Ancillary Agreements or in the defense of any Proceeding brought against Purchaser or one of its Subsidiaries; or (vii) to any Person who is (A) engaged by Purchaser or any of its Affiliates solely for and on behalf of Purchaser or its Affiliates (including to exercise their rights as set forth in Section 5.13(a) and Section 5.13(b) or are otherwise the beneficiaries of the Option pursuant to Section 5.13(c)); and (B) bound by appropriate obligations of confidentiality. The obligations of Purchaser pursuant to this Section 5.18(b) shall cease two (2) years following the Closing, except that such obligations shall survive for thirty-five (35) years following the Closing in respect of trade secrets that constitute Seller Confidential Information.

(c)          From and after the Closing, the provisions of this Section 5.18 shall supersede the Confidentiality Agreement with respect to the subject matter hereof.

Section 5.19        Director and Officer Liability and Indemnification.

(a)         For a period of six (6) years after the Closing, Purchaser shall not, and shall not permit the Transferred Companies to, amend, repeal or modify any provision in the Transferred Companies’ Organizational Documents relating to the exculpation or indemnification of any officers, directors or managers of the Transferred Companies existing as of the date hereof (unless required by Law), where such amendments, repeal or modification would adversely affect the rights of such individuals, it being the intent of the Parties that the officers, directors and managers of the Transferred Companies shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted by Law.

(b)        Following the Closing, if any of the Transferred Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that the successors and assigns of such Transferred Company, as applicable, shall assume all of the obligations set forth in this Section 5.19.

Section 5.20        Real Estate Matters. Seller shall, and shall cause the Transferred Companies to, reasonably cooperate with Purchaser, at the request and sole cost and expense of Purchaser, in the event Purchaser elects, or is required by a lender, to obtain (i) new owner’s (or lender’s) title insurance policies (or bring-downs of or endorsements to any of the existing title insurance policies, if available) from a nationally recognized title company selected by Purchaser, dated as of a date reasonably proximate to the Closing Date, in amounts determined by Purchaser or any lender, insuring the applicable Transferred Company’s (or lender’s) interest in and to any of the Business Owned Property, free and clear of any Liens, and (ii) ALTA surveys of any Business Owned Property (or updates to existing ALTA surveys, if available) from one or more licensed surveyors selected by Purchaser, sufficient to allow the title company to remove the “survey exception” from each of the title policies referenced in clause (i) above, dated as of a date reasonably proximate to the Closing Date and certified to the applicable Transferred Company, any lender, and the title company.  Seller agrees that any such cooperation will include the removal or discharge of any Liens other than Permitted Liens, delivery by the Transferred Companies of any reasonable affidavits required by the title company (including owner’s affidavits but specifically excluding any non-imputation affidavits), and the granting of access to the applicable Business Owned Property by the above-referenced surveyor(s).  Purchaser shall be solely responsible for the cost and expense of the title policies, the surveys and any related item under this Section 5.20.

Section 5.21        Baltimore Technical Facility. Prior to the Closing, the applicable Transferred Company shall assign the Baltimore Lease to Seller or a Subsidiary of Seller (other than a Transferred Company), and Purchaser and Seller shall negotiate in good faith to finalize a plan for separation and allocation of the space and assets (including the Transferred Baltimore Assets) at the Baltimore Technical Facility as contemplated by this Agreement and the BATC Separation Plan and in accordance with the Baltimore Technical Facility Sublease, including as necessary to reallocate and segregate the space to be allocated to Seller and Purchaser, respectively.  Without limiting the generality of the foregoing, prior to the Closing, Seller shall obtain all Consents that are required to separate and allocate the space and assets as contemplated by the immediately preceding sentence, and Purchaser and Seller shall enter into the Baltimore Technical Facility Sublease at Closing, and shall reallocate and segregate the space and assets at the Baltimore Technical Facility as reasonably necessary to effect the foregoing.

Section 5.22       Hawkins Point Permits.  Notwithstanding anything set forth herein to the contrary, if at the Closing, HP Transferee has not obtained the requisite Permits to own, operate and manage the Hawkins Point Properties, then, subject to Seller’s obligations under Section 8.01, (a) the applicable Transferred Company shall retain such Hawkins Point Properties as provided in the Landfill Management and Transfer Agreement (as defined below) and (b) Purchaser (or the applicable Transferred Company) and HP Transferee shall enter into a Landfill Management and Transfer Agreement, substantially in the form attached hereto as Exhibit G (the “Landfill Management and Transfer Agreement”), which shall provide for (i) the operation and management of such Hawkins Point Properties by HP Transferee as provided therein, and (ii) the transfer of ownership by the applicable Transferred Company to HP Transferee of such Hawkins Point Properties as provided therein. For the avoidance of doubt, compliance with the provisions of this Section 5.22 shall satisfy Purchaser’s obligations pursuant to Section 1.03 with respect to the Hawkins Point Properties.

Section 5.23        Feedstock Support Matters.  Each of the Parties agrees to comply with its covenants set out in Exhibit H.

Section 5.24        Pre-Closing IT Preparation.  Prior to the Closing, Seller and Purchaser shall take, or cause to be taken, the actions set forth in Exhibit N regarding preparation of IT systems prior to the Closing.

ARTICLE VI

Conditions Precedent

Section 6.01      Conditions to Each Party’s Obligation to Consummate the Closing. The respective obligations of each Party to consummate the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)         No Legal Restraints. No outstanding judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction or of a Court shall have been entered and shall continue to be in effect, and no Law (collectively, the “Legal Restraints”) shall have been adopted or be in effect, and no Proceeding shall have been instituted by any Governmental Entity and remain pending which would reasonably be expected to result in a Legal Restraint, in each case that prohibits, enjoins or makes illegal the consummation of the Business Transaction.

(b)           U.S. Governmental Consent. FTC Consent shall have been obtained or, absent FTC Consent, one or more courts of competent jurisdiction in the United States shall have (i) ordered the removal of the Preliminary Injunction and (ii) (A) issued an order permitting the Acquisition to close conditional upon the closing of the Business Acquisition or (B) prohibiting the FTC from seeking to enjoin the Acquisition conditional upon the closing of the Business Acquisition.

(c)          Acquisition Closing. The Acquisition Closing shall have occurred.

(d)          Restructuring. The Restructuring shall have been effected in accordance with Section 1.02.

Section 6.02      Conditions to Obligations of Seller. The obligations of Seller to consummate the Closing are further subject to the following conditions:

(a)          Representations and Warranties.

(i)         The representations and warranties of Parent and Purchaser contained in Section 2.01, Section 2.02, Section 2.03(a)(i) and Section 2.07 (the “Purchaser Fundamental Representations”) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(ii)        The representations and warranties of Parent and Purchaser contained in this Agreement (except for the Purchaser Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)        Performance of Obligations of Purchaser. Parent and Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)          Certificate.  Seller shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser that each of the conditions to Closing set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d)         Ancillary Agreements. Seller shall have received all Ancillary Agreements, duly executed by Purchaser or its Affiliates party thereto.

Section 6.03        Conditions to Obligation of Purchaser. The obligations of Purchaser to consummate the Closing are further subject to the following conditions:

(a)        Representations and Warranties.

(i)          The representations and warranties of Seller contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05(a)(i) and Section 3.18 (the “Seller Fundamental Representations”) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii)         The representation and warranty of Seller contained in the first sentence of Section 3.07 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time; and

(iii)       The representations and warranties of Seller contained in this Agreement (except for the Seller Fundamental Representations and the representation and warranty of Seller contained in the first sentence of Section 3.07) shall be true and correct (without giving effect to any limitation as to “materiality” or “Business Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.

(b)         Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)         Certificate.  Purchaser shall have received a certificate signed on behalf of Seller by an executive officer of Seller that each of the conditions to Closing set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

(d)          Ancillary Agreements. Purchaser shall have received all Ancillary Agreements, duly executed by Seller or its Subsidiaries party thereto.

Section 6.04       Frustration of Conditions to the Closing. Neither Purchaser nor Seller may rely for any purpose on the failure of any condition set forth in Sections 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such Party’s failure to perform its obligations hereunder.

ARTICLE VII

Termination, Amendment and Waiver

Section 7.01        Termination. This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of Seller and Purchaser;

(b)          by either Seller or Purchaser:

(i)            if the Acquisition Agreement shall have been terminated in accordance with its terms;

(ii)          if the Closing has not occurred on or before June 11, 2019, as such date has been extended pursuant to Section 7.04 (the “Stock Purchase End Date”);

(iii)         if the condition set forth in Section 6.01(a) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; or

(iv)        if the FTC or FTC Staff notifies Seller that Parent or Purchaser is not an acceptable purchaser of the Transferred Companies or the sale of the Transferred Companies is not an acceptable divestiture;

(c)       by Seller, if Parent or Purchaser breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Purchaser contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (ii) is not reasonably capable of being cured by the Stock Purchase End Date or, if reasonably capable of being cured, shall not have been cured (A) within thirty (30) days following receipt of written notice from Seller of such breach or failure or (B) any shorter period of time that remains between the date Seller provides written notice of such breach or failure and the Stock Purchase End Date; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if it is then in material breach of any covenant or agreement contained in this Agreement, or any representation or warranty of Seller contained herein then fails to be true and correct, in each case, such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not then be satisfied; or

(d)         by Purchaser, if Seller breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Seller contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (ii) is not reasonably capable of being cured by the Stock Purchase End Date or, if reasonably capable of being cured, shall not have been cured (A) within thirty (30) days following receipt of written notice from Purchaser of such breach or failure or (B) any shorter period of time that remains between the date Seller provides written notice of such breach or failure and the Stock Purchase End Date; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if it or Purchaser is then in material breach of any covenant or agreement contained in this Agreement, or any representation or warranty of Parent or Purchaser contained herein then fails to be true and correct, in each case, such that the conditions set forth in Section 6.02(a) or Section 6.02(b) would not then be satisfied.

Section 7.02        Effect of Termination. In the event of termination of this Agreement by either Purchaser or Seller as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Seller or Purchaser, other than as provided in the last sentence of Section 5.01, Section 5.04 and Article XI, which provisions (and the Confidentiality Agreement) shall survive such termination; provided that no such termination shall relieve any Party from any liability or damages incurred or suffered by a Party to the extent such liabilities or damages were the result of fraud, the willful and material breach by another Party of any of its representations or warranties set forth in this Agreement or the material breach by another Party of any of its covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

Section 7.03        Procedure for Termination. In the event of termination and abandonment of this Agreement by Seller or Purchaser, or both, pursuant to Section 7.01, written notice thereof specifying the relevant provision under which termination is made shall be given to the other Party and the basis therefor described in reasonable detail, and the Business Transaction shall be abandoned, without further action by any Party.

Section 7.04        Stock Purchase End Date.  In the event that the End Date (as defined in the Acquisition Agreement in effect on the date of this Agreement) is extended after the date hereof (a) for an additional period of eleven (11) days or fewer than the End Date as of the date hereof, then the Stock Purchase End Date shall automatically be extended by an equal number of days; and (b) for an additional period of more than eleven (11) days longer than the End Date as of the date hereof, then Seller shall accordingly notify Purchaser promptly of any such extension and Purchaser shall have the option, at its sole discretion, to extend the Stock Purchase End Date by an equal number of days beyond the eleventh (11th) day of the extension (it being understood that the first eleven (11) days shall have been extended automatically pursuant to clause (a)).

ARTICLE VIII

Indemnification

Section 8.01        Indemnification by Seller. From and after the Closing, subject to the limitations set forth in this Agreement, Seller shall, to the fullest extent permitted by Law, indemnify, defend and hold harmless Parent, Purchaser and their respective Affiliates, the past, present and future directors, officers, employees and agents of Parent, Purchaser, and their respective Affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing Persons (collectively the “Purchaser Indemnitees”), from and against any and all Losses which any Purchaser Indemnitee may incur or suffer to the extent such Losses arise out of or result from: (a) any breach of any representation or warranty of Seller contained in this Agreement or in any certificate delivered hereunder (other than any Seller Fundamental Representation or Tax Representation) as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (b) any breach of any Seller Fundamental Representation or Tax Representation as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (c) any breach of any covenant or agreement contained in this Agreement to be performed by Seller, (d) any Pre-Closing Taxes, (e) the Restructuring and any other action or transaction carried out by Seller or its Subsidiaries which is required for the Restructuring or (f) any Excluded Asset or Excluded Liability (other than Losses arising out of or resulting from the use by a Purchaser Indemnitee of Licensed Retained IP in connection with the Purchaser’s exercise of the Option, except to the extent such use is otherwise addressed by clauses (a) through (e) of this Section 8.01).

Section 8.02         Indemnification by Parent. From and after the Closing, subject to the limitations set forth in this Agreement, Parent shall, to the fullest extent permitted by Law, indemnify, defend and hold harmless Seller and its Subsidiaries (excluding, for the avoidance of doubt, the Transferred Companies), the past, present and future directors, officers, employees and agents of Seller and its and their respective Affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing Persons (collectively the “Seller Indemnitees”) from and against any and all Losses which any Seller Indemnitee may incur or suffer to the extent such Losses arise out of or result from: (a) any breach of any representation or warranty of Parent or Purchaser contained in this Agreement or in any certificate delivered hereunder (other than any Purchaser Fundamental Representation) as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (b) any breach of any Purchaser Fundamental Representation as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (c) any breach of any covenant or agreement contained in this Agreement to be performed by Parent or Purchaser and (d) any Business Asset or Business Liability.

Section 8.03        Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a)          Third Party Claims.

(i)          Any Purchaser Indemnitee or Seller Indemnitee seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (a “Third Party Claim”) in respect of any matter that is subject to indemnification under Section 8.01 or Section 8.02, as applicable, shall promptly deliver to the other Party (the “Indemnifying Party”) a written notice (a “Third Party Claim Notice”) setting forth a description in such detail as is reasonably available in good faith of the nature of the Third Party Claim, a copy of all papers served with respect to such Third Party Claim (if any), the basis for the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate (if calculable) of any Losses suffered with respect to such Third Party Claim; provided that the failure to so transmit a Third Party Claim Notice shall not affect the Indemnifying Party’s obligations under this Article VIII, except to the extent that the Indemnifying Party is prejudiced as a result of such failure. Notwithstanding anything set forth herein to the contrary, (A) the Parties agree that no Third Party Claim Notice shall be required to be delivered with respect to any Specified Proceeding and (B) Seller shall be entitled to assume and control the defense of any Specified Proceeding.

(ii)        If a Third Party Claim is asserted against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it elects, to assume and control the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party and to settle such Third Party Claim at the discretion of the Indemnifying Party; provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (A) the Third Party Claim relates to or arises in connection with any criminal claim involving the Indemnified Party as a defendant, (B) the gravamen of the Third Party Claim seeks an injunction or equitable relief against any Indemnified Party, (C) the Third Party Claim seeks has or would reasonably be expected to result in Losses in excess of the amounts available for indemnification pursuant to this Article VIII or (D) the Third Party Claim would reasonably be expected to have a Business Material Adverse Effect or a material adverse effect on the business of Seller or Purchaser, as applicable, in each case, taken as a whole. The Indemnifying Party shall not, except with the written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), enter into any settlement or consent to entry of any judgment that (1) does not include the provision by the Person(s) asserting such claim to all Indemnified Parties of a full, unconditional and irrevocable release from all Liability with respect to such Third Party Claim, (2) includes an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party or (3) includes injunctive or other nonmonetary relief affecting any Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal fees or expenses incurred by the Indemnified Party in connection with the defense thereof; provided that the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party (it being understood that the Indemnifying Party shall control such defense); provided further that the Indemnifying Party will pay the costs and expenses of such separate counsel if, based on the reasonable opinion of legal counsel to the Indemnified Party reasonably acceptable to the Indemnifying Party, a conflict or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party which makes representation of both parties inappropriate under applicable standards of professional conduct; provided further that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third Party Claim. The Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under this Article VIII and fully releases the Indemnifying Party with respect to such Third Party Claim.

(iii)        All of the Parties shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and each Party (or a duly authorized representative of such Party) shall (and shall cause its Subsidiaries to) furnish such records, information and testimony that are within its possession or under its control and reasonably relevant to such Third Party Claim, provided that the Indemnified Party shall not be obliged to disclose or provide access to any documents, records or information subject to attorney-client privilege or attorney work-product protection (provided, however, that such Indemnified Party shall use its reasonable best efforts to allow for such disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or attorney work-product protection), and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

(b)          Direct Claims. If any Indemnified Party has a claim against any Indemnifying Party under this Article VIII that does not involve a Third Party Claim being asserted against such Indemnified Party (a “Direct Claim”), such Indemnified Party shall promptly deliver to the Indemnifying Party a written notice (a “Direct Claim Notice”) setting forth a description in such detail as is reasonably available in good faith of the nature of the Direct Claim, copies of all material written evidence thereof, the basis for the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate (if calculable) of any Losses suffered with respect to such Direct Claim; provided that the failure to so transmit a Direct Claim Notice shall not affect the Indemnifying Party’s obligations under this Article VIII, except to the extent that the Indemnifying Party is prejudiced as a result of such failure. The Indemnified Party shall allow the Indemnifying Party and its advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and, to the extent not adverse to its interests (as reasonably determined by its legal counsel), the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance as the Indemnifying Party or any of its advisors may reasonably request; provided that any access to premises or personnel or examination of any accounts, documents or records shall be conducted at the Indemnifying Party’s expense, during normal business hours under the reasonable supervision of the Indemnified Party’s agents and in such a manner as not to interfere in any material respect with the normal operations of the Indemnified Party; and provided further that the Indemnifying Party shall treat all such information as confidential and hereby waives any right to use such information for any purpose other than in connection with a Direct Claim or its investigation; and provided further that the Indemnified Party shall not be obliged to disclose or provide access to any documents, records or information subject to attorney-client privilege or attorney work-product protection (provided, however, that such Indemnified Party shall use its reasonable best efforts to allow for such disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or attorney work-product protection). If the Indemnifying Party disputes a Direct Claim, the Indemnified Party and the Indemnifying Party shall attempt to resolve in good faith such dispute within forty-five (45) days of the Indemnifying Party delivering written notice to the Indemnified Party of such dispute. If such dispute is not so resolved within such 45-day period, then either party may initiate a Proceeding with respect to the subject matter of such dispute in accordance with, and subject to the limitations of, Article XI.

(c)           For the purposes of determining any breach of a representation or warranty of Seller, Parent or Purchaser contained in this Agreement, and calculating any Losses under this Article VIII, any “materiality” or “Material Adverse Effect” qualifications in such representations, warranties and covenants (other than the first sentence of Section 3.07) shall be disregarded.

Section 8.04         Survival of Representations and Warranties, Covenants and Agreements.

(a)         The representations and warranties contained in this Agreement shall survive the Closing as follows: (i) the Seller Fundamental Representations, the Purchaser Fundamental Representations and the representations and warranties contained in Section 3.08 (the “Tax Representations”) shall survive the Closing until the expiration date of the applicable statute of limitations, (ii) the acknowledgements in Section 2.08, Section 2.09, Section 3.24 and Section 3.25 shall survive indefinitely, (iii) all other representations and warranties of Parent and Purchaser contained in this Agreement or in any certificate delivered hereunder shall survive the Closing until the date that is eighteen (18) months following the Closing Date, and (iv) all other representations and warranties of Seller contained in this Agreement or in any other certificate delivered hereunder shall survive the Closing until the date that is eighteen (18) months following the Closing Date;

(b)          Except as otherwise specified herein, all covenants and agreements contained in this Agreement to be performed after the Closing shall survive the Closing indefinitely or for the shorter period explicitly specified therein;

(c)          The right of a Purchaser Indemnitee or Seller Indemnitee, as applicable, to commence any claim for indemnification for breach of any covenant or agreement contained in this Agreement to be performed at or prior to the Closing shall survive the Closing until the date that is eighteen (18) months following the Closing Date; and

(d)           The indemnification obligations contained in Section 8.01(d), Section 8.01(e), Section 8.01(f) and Section 8.02(d) shall survive the Closing indefinitely;

provided that the right of a Purchaser Indemnitee or Seller Indemnitee, as applicable, to commence any claim for indemnification for breach of any representation, warranty, covenant and agreement contained in this Agreement shall survive the time at which it would otherwise expire pursuant to this Section 8.04 if, prior to such time, notice of a breach or potential breach thereof giving rise to a right or potential right of indemnity under this Article VIII shall have been given to the Party against whom such indemnity may be sought in accordance with Section 8.03. Any claim not asserted in accordance with this Article VIII on or prior to the expiration of the applicable survival period set forth in this Section 8.04 will be irrevocably and unconditionally released and waived.

Section 8.05         Limitations on Indemnification Obligations. Notwithstanding anything to the contrary in this Article VIII:

(a)        The Purchaser Indemnitees shall not be entitled to recover Losses for any breach of any Seller Fundamental Representation pursuant to this Article VIII in excess of a maximum aggregate amount of the Enterprise Value.

(b)        The Purchaser Indemnitees shall not be entitled to recover Losses pursuant to Section 8.01(a) for any breach of any representation or warranty attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Losses incurred or suffered by the Purchaser Indemnitees for such breach exceeds $250,000.

(c)         The Purchaser Indemnitees shall not be entitled to recover Losses pursuant to Section 8.01(a) until the aggregate amount which the Purchaser Indemnitees would recover under Section 8.01(a) exceeds $14,000,000, in which case the Purchaser Indemnitees shall only be entitled to recover such Losses in excess of such amount, up to a maximum aggregate amount of Losses recovered under Section 8.01(a) of $35,000,000.

(d)         For the avoidance of doubt, the limitations on Seller’s indemnification obligations as set forth in Section 8.05(a), Section 8.05(b) and Section 8.05(c) above shall not apply to the recovery of any Losses by the Purchaser Indemnitees for any breach by Seller relating to covenants and agreements contained in this Agreement, or otherwise for Excluded Assets, Excluded Liabilities, Pre-Closing Taxes or the Restructuring.

(e)         The Seller Indemnitees shall not be entitled to recover Losses for any breach of the Purchaser Fundamental Representations pursuant to this Article VIII in excess of a maximum aggregate amount of the Enterprise Value.

(f)          The Seller Indemnitees shall not be entitled to recover Losses pursuant to Section 8.02(a) for any breach of any representation or warranty attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Losses incurred or suffered by the Seller Indemnitees for such breach exceeds $250,000.

(g)         For the avoidance of doubt, the limitations on Purchaser’s indemnification obligations as set forth in Section 8.05(e) and Section 8.05(f) above shall not apply to the recovery of any Losses by the Seller Indemnitees for any breach by Parent or Purchaser relating to covenants and agreements contained in this Agreement and Business Assets and Business Liabilities.

(h)        The Purchaser Indemnitees shall not be entitled to recover Losses pursuant to this Article VIII to the extent that such Losses were included in the calculation of Closing Working Capital and reflected or reserved for on the final Closing Statement setting forth the Actual Adjustment Amount.

(i)         (i) Each Indemnified Party shall use commercially reasonable efforts to collect any available third party insurance proceeds (“Insurance Proceeds”), in respect of any Loss; provided that such Indemnified Party need not attempt to so collect prior to making a claim for indemnification or receiving an indemnity payment in respect of such Loss under this Article VIII, (ii) any Loss for which an Indemnified Party may make a claim shall be reduced by any Insurance Proceeds actually collected by such Indemnified Party in respect of such Loss (net of any Taxes arising from the receipt of such Insurance Proceeds), (iii) if an Indemnified Party receives an indemnity payment in respect of a Loss under this Article VIII and subsequently collects any Insurance Proceeds in respect of such Loss, such Indemnified Party shall pay to the Indemnifying Party an amount equal to the excess of such indemnity payment received over the amount of such indemnity payment that would have been due if such Insurance Proceeds (net of any Taxes arising from the receipt of such Insurance Proceeds) had been collected before such indemnity payment was made, and (v) the Purchaser Indemnitees shall not be entitled to recover Losses (other than Taxes) for any matter to the extent specifically reserved against in the Business Financial Statements (or the notes thereto).

(j)          None of Seller or any of its Subsidiaries shall have any obligation under Section 8.01(a) to indemnify, defend and hold harmless the Purchaser Indemnitees from and against any and all Losses which any Purchaser Indemnitee may incur or suffer to the extent such Losses (x) relate to any environmental, health or safety matters, including matters arising under Environmental Laws, and (y) result from, or with respect to clause (ii) below only, would not have arisen but for, or are increased by any of the following:

(i)       Parent, Purchaser or any of their respective Subsidiaries undertaking any subsurface soil or groundwater investigation relating to any soil or groundwater conditions at any Business Property that have not been discovered through prior investigation as of the Closing, and where such investigation is not:

(A)        required to comply with (x) an order, consent decree or similar binding instrument of a Governmental Entity with jurisdiction over such Business Property and the environment, safety or health, (y) Environmental Laws or (z) Environmental Permits;

(B)         approved in writing by Seller in its sole discretion;

(C)        in response to a bona fide third party or employee claim relating to a risk or harm to environmental or human health or safety matters; provided any voluntary sampling must be reasonably limited in scope to evaluate the specific allegation in the claim; or

(D)         taken in connection with the cessation, closing, abandoning, decommissioning or terminating, in each case in the ordinary course of business, of current mining or manufacturing activities at such Business Property after the Closing, or otherwise in connection with repair, maintenance, replacement or construction activities at any Business Property, in each case in the ordinary course of business after the Closing (and not with the primary purpose of establishing a claim for Losses relating to any environmental, health or safety matters), in each case, where soil and groundwater investigations are both customary and necessary in the reasonable judgment of Purchaser or its Subsidiaries in connection with any of the foregoing activities;

(ii)          a change in the use of any Business Owned Property to non-industrial purposes after the Closing (but this clause (ii) shall not apply to transfers to third-parties, provided that such transfers will not result in a change of use to a non-industrial purpose);

(iii)        any act or omission by Parent, Purchaser or any of their respective Subsidiaries that (A) is reckless or grossly negligent, or (B) results in any exacerbation or worsening of any pre-Closing condition; or

(iv)        any notification, report, admission or disclosure by Parent, Purchaser or any of their respective Subsidiaries of any pre-Closing condition to any Governmental Entity or other third party other than (A) as required to comply with (x) an order, consent decree or similar binding instrument of a Governmental Entity with jurisdiction over such Business Property and the environment, safety or health, (y) Environmental Laws or (z) Environmental Permits, (B) such notifications, reports, admissions or disclosures that are made by Parent, Purchaser or any of its subsidiaries in the ordinary course of business (and not with the primary purpose of establishing a claim for Losses relating to any environmental, health or safety matters), (C) as approved in writing by Seller in its sole discretion or (D) in response to a bona fide third party or employee claim relating to a risk or harm to environmental or human health or safety matters; provided any such notifications, reports, admissions or disclosures must be reasonably limited in scope to address the specific allegation in the claim; or

(v)         any failure to comply with the following cleanup standards in connection with any Remedial Action undertaken at any Business Property after the Closing: the Remedial Action shall be undertaken in a reasonable and cost-effective manner, which should include, where available, natural attenuation, the use of risk-based cleanup standards or deed restrictions and, with respect to a Business Property, shall be to cleanup standards no more stringent than those that apply to industrial properties; provided that satisfaction of the foregoing limitations does not materially burden or interfere with the activities and operations of Parent, Purchaser or any of their respective Subsidiaries at any of the Business Properties or otherwise in relation to the Business.

(k)         None of Seller or any of its Affiliates shall have any obligation under Section 8.01 to indemnify, defend and hold harmless the Purchaser Indemnitees from and against any and all Losses which any Purchaser Indemnitee may incur or suffer to the extent that such Losses result from or are increased by a Purchaser Tax Act.

(l)          All Losses shall be net of any Tax Benefit actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Losses in (or prior to) the taxable year in which the applicable indemnity payment is received or in the subsequent taxable year; provided that (A) if a realized Tax Benefit that has been taken into account under this Section 8.05(l) is rendered unavailable by reason of a carryback of any Tax asset from a subsequent period or due to any other subsequent event, the Indemnifying Party shall make an appropriate reconciliation payment to the Indemnified Party (provided further that to the extent the Indemnified Party is permitted under applicable Law to waive a carryback, the Indemnified Party shall be deemed to have made an election to that effect) or (B) if a Tax Benefit is not included in the computation of a Loss and is subsequently realized, the Indemnified Party shall pay to the Indemnifying Party the amount of such Tax Benefit as promptly as practicable following the actual realization of such Tax Benefit.

(m)        The Indemnified Party shall take reasonable steps to mitigate or resolve all indemnifiable Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses hereunder.  In the event that the Indemnified Party shall fail to take such reasonable steps to mitigate or resolve any such Losses, then notwithstanding anything else to the contrary contained herein, the Indemnifying Party shall not be required to indemnify any Person to the extent such Loss could reasonably be expected to have been avoided if the Indemnified Party had taken such steps.

(n)          None of Seller or any of its Affiliates shall have any obligation under Section 8.01 to indemnify, defend and hold harmless the Purchaser Indemnitees from and against (i) any and all Taxes attributable any taxable period (or portion thereof) beginning after the Closing Date or (ii) any and all Losses which any Purchaser Indemnitee may incur or suffer to the extent that such Losses are related to the existence, amount or usability of any net operating loss, capital loss, Tax basis or other Tax attributes, in each case other than Pre-Closing Taxes.

Section 8.06       Currency Conversion. If the amount of any Losses incurred or suffered by any Indemnified Party is expressed in a currency other than U.S. Dollars, any such amounts expressed in a currency other than U.S. Dollars shall be converted from the applicable currency to U.S. Dollars using the Exchange Rate as of two (2) Business Days prior to the date upon which a final determination as to the payment of such Losses to the Indemnified Party is made.

Section 8.07        Exclusive Remedy. Except in cases of actual fraud, from and after the Closing, recovery pursuant to this Article VIII shall constitute the Parties’ sole and exclusive monetary remedy for any and all Losses relating to or arising from this Agreement and the Business Transaction, and each Party hereby waives and releases, to the fullest extent permitted by applicable Law, any and all other rights, remedies, claims and causes of action (including rights of contributions, if any), whether in contract, tort or otherwise, known or unknown, foreseen or unforeseen, which exist or may arise in the future, arising under or based upon any federal, state or local Law, that any Party may have against the other Party in respect of any breach of this Agreement; provided that the foregoing shall not be deemed to deny (a) any Party equitable remedies (including injunctive relief or specific performance) when any such remedy is otherwise available under this Agreement pursuant to Section 11.15, or (b) any Party or its Subsidiaries any remedies under any Ancillary Agreement, and the foregoing shall not interfere with or impede the resolution of disputes relating to the Actual Adjustment Amount by the Independent Accountant pursuant to Section 1.06.

Section 8.08      Character of Indemnity Payments. The Parties agree that any indemnification payments made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the Purchase Price, unless otherwise required by Law (including by a determination of a Tax authority that, under applicable Law, is not subject to further review or appeal).

ARTICLE IX

Tax Matters

Section 9.01       Transfer Taxes. Purchaser and Seller will each pay fifty percent (50%) of all Transfer Taxes imposed by reason of the Business Transaction (for the avoidance of doubt, excluding the Restructuring). Each of Seller, Purchaser and their respective Subsidiaries will (i) cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of such Transfer Taxes and (ii) use commercially reasonable efforts to minimize the amount of such Transfer Taxes. Seller and Purchaser, as appropriate, will execute and deliver, and each of Purchaser and Seller will cause each of its Subsidiaries, as appropriate, to execute and deliver, all instruments and certificates reasonably necessary to enable the other party to comply with any filing requirements relating to any such Transfer Taxes.

Section 9.02         Filing of Tax Returns.

(a)         Seller shall prepare, cause to be prepared or use commercially reasonable efforts to cause Cristal to prepare, and timely file, cause to be filed or use commercially reasonable efforts to cause Cristal to file, in each case at its or Cristal’s own expense, all Tax Returns of the Transferred Companies with a due date (taking into account applicable extensions) on or prior to the Closing Date (each, a “Seller Tax Return”); provided that each Seller Tax Return shall be prepared in accordance with the past practice of the Transferred Companies, except as otherwise required by applicable Law, and Seller shall use commercially reasonable efforts to cause each Seller Tax Return prepared by Cristal to be prepared in accordance with past practice of the Transferred Companies, except as otherwise required by applicable Law.  Seller shall (or shall cause its Subsidiaries to or use commercially reasonable efforts to cause Cristal to) timely remit all Taxes shown thereon as due.

(b)         Seller shall prepare, cause to be prepared or use commercially reasonable efforts to cause Cristal to prepare, in each case at its or Cristal’s own expense  (i) all Tax Returns of the Transferred Companies with respect to a Pre-Closing Tax Period (other than  a Straddle Period), other than Seller Tax Returns, with a due date (taking into account applicable extensions) after the Closing Date (each, a “Pre-Closing Tax Return”); provided that: (i) each Pre-Closing Tax Return shall be prepared in accordance with the past practice of the Transferred Companies, except as otherwise required by applicable Law (and in the case of a Pre-Closing Tax Return prepared by Cristal, Seller shall use commercially reasonable efforts to cause each such Pre-Closing Tax Return to be prepared in accordance with past practice of the Transferred Companies, except as otherwise required by applicable Law), (ii) Seller shall provide Purchaser with a draft of each Pre-Closing Tax Return at least thirty (30) calendar days prior to the due date (taking into account applicable extensions) for such Tax Return and, in the case of a Tax Return prepared by Cristal, Seller shall use commercially reasonable efforts to cause Cristal to deliver to Purchaser such Tax Return within such time, (iii) Purchaser shall have the right to review and comment on any Pre-Closing Tax Return, and (iv) to the extent Purchaser provides any reasonable comments at least ten (10) calendar days prior to the due date for any Pre-Closing Tax Return, Seller shall make, and use commercially reasonable efforts to cause Cristal to make, such modifications as are requested by Purchaser on such Tax Returns.  Seller shall timely file, cause to be timely filed, use commercially reasonable efforts to cause Cristal to timely file or timely deliver to Purchaser to be filed, such Pre-Closing Tax Returns and, to the extent that Seller would be liable in respect of such Taxes under Section 8.01, remit, or cause to be remitted, payment for any Taxes shown as due on such Pre-Closing Tax Returns due (or else shall pay to Purchaser or a Subsidiary of Purchaser an amount equal to such Taxes at least two (2) Business Days in advance of such date).

(c)         Purchaser shall prepare and file, or cause to be prepared and filed, all other Tax Returns of the Transferred Companies for any Pre-Closing Tax Period that are filed after the Closing Date (including Tax Returns with respect to a Straddle Period); provided that Purchaser shall prepare any Tax Return of the Transferred Companies with respect to a Straddle Period in accordance with past practice of the Transferred Companies, except as otherwise required by applicable Law; provided further that with respect to Tax Returns for a Straddle Period that as drafted show a Tax in respect of which Seller is liable under this Agreement, (i) Purchaser shall provide Seller with a draft of any such income Tax Return at least thirty (30) calendar days (or in the case of non-income Tax Returns, as soon as reasonably possible) prior to the due date (taking into account applicable extensions) for such Tax Return and Seller shall have the right to provide such Tax Returns to Cristal in accordance with the terms of the Acquisition Agreement (as of February 21, 2017, without taking into account any amendments, restatements or modifications thereafter), (iii) Seller shall have the right to review and allow Cristal to review such Tax Return, and (iv) to the extent Seller provides any reasonable comments (including reasonable comments of Cristal) at least ten (10) calendar days prior to the due date for any such income Tax Return (and promptly after receipt in the case of a non-income Tax Return), Purchaser shall make such modifications as are requested by Seller on such Tax Return.  Purchaser shall (or shall cause its Subsidiaries to) timely remit all Taxes shown thereon as due (subject to the right to indemnity for such Taxes pursuant to this Agreement, including pursuant to Section 8.01).

(d)         Notwithstanding anything in this Agreement to the contrary, none of Parent, Purchaser nor any Transferred Company shall be required to file a Tax Return if Purchaser determines, in its reasonable discretion exercised in good faith, that filing such Tax Return is likely to expose Parent, Purchaser or any Transferred Company (or any of their Affiliates, officers, directors or employees) to criminal penalties.

Section 9.03       Straddle Periods. For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of any Person for any Straddle Period, the determination of the Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one which ended at the close of business on the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit for the Straddle Period, shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books were closed at the close of the Closing Date; provided, however, that (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) periodic taxes (other than income, franchise/capital, sales, use, or withholding Taxes) such as real and personal property taxes, shall be apportioned ratably between such periods based on the number of days for the portion of the Straddle Period ending on and including the Closing Date, on the one hand, and the number of days for the portion of the Straddle Period beginning after the Closing Date, on the other hand.

Section 9.04        Contests Relating to Taxes.

(a)         After the Closing Date, Purchaser agrees to promptly give notice to Seller of the receipt of any written notice that asserts any claim, or commences any audit, suit, action or proceeding, involving Taxes (collectively, a “Tax Claim”), in each case in respect of which indemnity could reasonably be expected to be sought pursuant to this Agreement, or that otherwise could reasonably be expected to increase the liability of Seller or Cristal or any of their respective Subsidiaries for Taxes for a Pre-Closing Tax Period; provided, however, that no failure or delay by Purchaser to provide notice of a Tax Claim shall reduce or otherwise affect the obligation of Seller or any of its Affiliates hereunder except to the extent that Seller or its Affiliates is actually prejudiced by such failure or delay.

(b)         Seller, at its own expense, shall have the right to represent the interests of itself and the Transferred Companies in any and all Tax Claims relating to (x) Tax Returns or Taxes of any Transferred Company for any Pre-Closing Tax Period (other than a Straddle Period) and (y) any Tax Return of Seller and/or its Affiliates (other than any Transferred Company); provided, however, that (i) Purchaser shall have the right, at its own expense, directly or through its designated representatives, to participate fully in such Tax Claim, including to review in advance and reasonably comment upon submissions of briefs or similar documents made in the course of such Tax Claim and to attend any in-person or telephonic meetings, (ii) Seller shall defend or prosecute such Tax Claim diligently and in good faith, (iii) Seller shall keep Purchaser advised of any significant developments and events relating to such Tax Claim and (iv) Purchaser’s consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any settlement by Seller that could reasonably be expected to result in a liability of Purchaser or its Affiliates for Taxes for which they are not indemnified under Section 8.01.  Seller shall have the right to allow Cristal to represent the interests of the Company pursuant to this Section 9.04(b) in its place in a Tax Claim described in clause (x) above to the extent required under the Acquisition Agreement (as of February 21, 2017, without taking into account any amendments, restatements or modifications thereafter).

(c)          Purchaser, at its own expense, shall have the right to represent the interests of the Transferred Companies in any and all Tax Claims, other than Tax Claims described in Section 9.04(b); provided that, in the case of any Tax Claim relating to Tax Returns or Taxes of any Transferred Company for any Straddle Period (i) Seller shall have the right, at its own expense, directly or through its designated representatives, to participate fully in such Tax Claim, including to review in advance and reasonably comment upon submissions of briefs or similar documents made in the course of such Tax Claim and to attend any in-person or telephonic meetings, and to allow Cristal to participate in such Tax Claim to the same (but no greater) extent, (ii) Purchaser shall defend or prosecute such Tax Claim diligently and in good faith, (iii) Purchaser shall keep Seller advised of any significant developments and events relating to such Tax Claim and (iv) Seller’s consent (not to be unreasonably withheld, conditioned or delayed, it being agreed that it is not unreasonable if Seller needs consent from Cristal under the Acquisition Agreement (as of February 21, 2017, without taking into account any amendments, restatements or modifications thereafter) and Cristal has withheld, conditioned or delayed its consent despite Seller’s reasonable best efforts to obtain such consent on a timely basis) shall be required for any settlement by Purchaser that would result in liability of Seller or its Affiliates for Taxes.

Section 9.05        Cooperation on Tax Matters. Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns of the Transferred Companies, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such litigation or Proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and using commercially reasonable efforts to cause Cristal to do the foregoing. Any information obtained pursuant to this Section 9.05 or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the Parties and their respective legal and tax advisors (it being understood such information may be provided to applicable Tax authorities if required under applicable Law).

Section 9.06        Tax Refunds. Except to the extent the same has been reflected as a current asset in Closing Working Capital on the final Closing Statement, Seller shall be entitled to any refunds or credits of or against any Taxes for which Seller is responsible pursuant to Article IX. Upon the reasonable request of Seller and at Seller’s expense, Purchaser agrees to file or cause to be filed all Tax Returns (including amended Tax Returns) or other documents claiming any such refunds or credits to which Seller is entitled pursuant to the preceding sentence. Purchaser shall promptly forward to Seller or reimburse Seller for any refunds or credits due to Seller or any of its Subsidiaries (pursuant to the terms of this Section 9.06) after receipt thereof (net of any costs and Taxes directly or indirectly imposed on the receipt or accrual of such refund (including any withholding Taxes directly or indirectly incurred in connection with the payment of such amount by Purchaser or Seller)). No amounts shall be payable by Purchaser or its Affiliates under this Section 9.06 to the extent (A) the receipt of such refund or credit obligates Purchaser or any Transferred Company to make a payment to a third party pursuant to a contract entered into on or prior to the Closing Date or under applicable Law; or (B) the refund or credit is with respect to a Tax that Seller did not pay prior to the Closing Date or include in the calculation of Closing Working Capital or indemnify for pursuant to this Agreement.

Section 9.07       Coordination with Acquisition Agreement. Notwithstanding anything in this Agreement to the contrary, in the context of any provision in this Article IX concerning obligations of Seller to take or omit to take any action (including, without limitation, obligations to (i) provide access to books, records and information to Purchaser and (ii) obtain consents), such provision shall, to the extent that the same would as a matter of fact require any action or omission by Cristal or any Subsidiary of Cristal, be read as a reference to the obligation of Seller to use reasonable best efforts to cause Cristal, or the relevant Subsidiary of Cristal, to take or omit to take such action; provided, however, that if as of the date of this Agreement Seller does not have any contractual right against Cristal that Seller can enforce to cause Cristal or such Subsidiary to take or omit to take such action (whether under the Acquisition Agreement or otherwise) but Seller has contractual obligations under this Agreement to do so, then Seller and Purchaser shall discuss in good faith such limitations in Seller’s ability to cause Cristal or such Subsidiary of Cristal to take or omit to take any such action and Seller and Purchaser shall act reasonably to seek to resolve such issue as is reasonably practicable.

ARTICLE X

Employee Matters

Section 10.01      Employee Matters.

(a)         Seller has made available to Purchaser a list (the “Business Employee List”) setting forth the employees of Seller and its Subsidiaries who are not employed at the Ashtabula Complex and who are expected to be Business Employees as of the Closing with their name, title, active status, exempt status, union affiliation (if any), salary or hourly pay rate, work location and employer thereof, with such information updated as of a date no earlier than five (5) Business Days prior to the Closing Date. Following the date hereof, Seller may update the Business Employee List at any time by giving written notice(s) to Purchaser until five (5) Business Days prior to the Closing Date to reflect changes on account of: (i) any employee who commences a leave of absence or who returns from a leave of absence prior to the Closing Date; (ii) any employees who are no longer employed by Seller as a result of death, disability or a termination of employment (with or, to the extent permitted by Section 4.01(b)(xii), without cause) or voluntary resignation; and (iii) other changes agreed in writing by the Parties.

(b)         For a period of not less than (x) (with respect to severance only) 24 months and (y) (with respect to other compensation and employee benefits) 12 months, in each case, immediately following the date of the Acquisition Closing (the “Continuation Period”), Purchaser shall, or shall cause its applicable Affiliates (including the Transferred Companies) to provide each employee of each of the Transferred Companies as of the Closing (each a “Continuing Employee”) and each individual set forth in Section 5.14(b) of the Seller Disclosure Letter who accepts an offer of employment from Purchaser or its Affiliates, who, in each case, is not a bargaining unit employee subject to a Collective Bargaining Agreement or collective bargaining relationship, compensation and employee benefits (other than equity or equity-based compensation) that are equal to the greater of (i) compensation and employee benefits (other than equity or equity-based compensation and retiree welfare benefits) that are substantially comparable in the aggregate to compensation and employee benefits to which the Continuing Employee was entitled immediately prior to the Closing and (ii) compensation and employee benefits (other than equity or equity-based compensation) that are at the same level as applies to similarly situated individuals employed by Purchaser or any of its Affiliates. With respect to Continuing Employees covered by any Collective Bargaining Agreement or collective bargaining relationship, Purchaser shall, or shall cause its applicable Affiliates to assume and be bound by each Collective Bargaining Agreement and each collective bargaining relationship, and will provide each employee covered under each Collective Bargaining Agreement or each collective bargaining relationship with compensation, benefits, and other terms and conditions of employment in compliance with the terms of applicable Collective Bargaining Agreement and applicable Law, as may be modified from time to time, or as otherwise required by applicable Law.   Except as otherwise specifically provided in this Article X (including with respect to the treatment of the Cristal USA Inc. Hourly Employees’ Retirement Plan and the Cristal Savings and Investment Plan pursuant to Section 10.02 and the treatment of retiree welfare benefits pursuant to Section 10.03), and except as otherwise provided in the Transitional Services Agreement, upon the Closing, each Continuing Employee shall cease all active participation in and accrual of benefits under the Business Benefit Plans, and Seller shall and shall cause its Affiliates to retain sponsorship of the Business Benefit Plans and all related assets and liabilities with respect to such Business Benefit Plans. The Transferred Companies shall honor vacation days and other paid time off accrued but not yet taken prior to the Closing with respect to each Continuing Employee and each individual set forth in Section 5.14(b) of the Seller Disclosure Letter who accepts an offer of employment from Purchaser or its Affiliates.

(c)         Without limiting the foregoing provisions of this Section 10.01, Purchaser shall, or shall cause its applicable Affiliates (including the Transferred Companies) to use reasonable best efforts to take the following actions with respect to each Continuing Employee under any employee benefit plans of Purchaser or any of its Affiliates in which such Continuing Employee may become eligible to participate after the Closing, including, for all periods after the Closing, the Business Benefit Plans (each a “Purchaser Plan”, and collectively, the “Purchaser Plans”): (A) to the extent required by law, waive any limitations regarding pre-existing conditions, evidence of insurability requirements and eligibility waiting periods to the extent such conditions were inapplicable or waived under the comparable Business Benefit Plans in which a Continuing Employee participated immediately prior to the Closing; (B) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing for the plan year in which the Closing occurs in satisfying any applicable deductible or out-of-pocket requirements under any such Purchaser Plans; and (C) for purposes of eligibility and vesting under all Purchaser Plans applicable to a Continuing Employee, treat all service by such Continuing Employee with Seller and its Subsidiaries (including the Transferred Companies) before the Closing as service with Purchaser and its Subsidiaries and its or their Affiliates to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Business Benefit Plan; provided that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service.

(d)         Nothing contained herein shall be construed as requiring Purchaser or any of its Affiliates to continue any specific benefit plans or to continue the employment, or any changes to the terms and conditions of the employment, of any specific Person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Purchaser or Seller or any of their respective Affiliates to (i) amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Purchaser or Seller or any of their respective Affiliates in accordance with applicable law or (ii) terminate the employment of any Continuing Employee or other individual for any reason or at any time, including without cause. Without limiting the scope of this Section 10.01, nothing in this Section 10.01 shall confer any rights or remedies of any kind or description upon any employee of the Transferred Companies or any other Person other than the Parties and their respective successors and assigns.

(e)          Provided that on or before the Closing Seller has provided Purchaser with a true and complete list, by date and location, of all employees of the Transferred Companies laid off by the Transferred Companies in the 90-day period preceding the Closing, Purchaser shall indemnify and hold Seller and its Subsidiaries harmless from all Liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of Purchaser or the Transferred Companies occurring after the Closing.

(f)          Following the date of this Agreement, Seller and Purchaser shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 10.01, including (A) exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages and any information that is reasonably necessary to affect their respective tax withholding, accounting and reporting obligations under applicable Law, (B) using its commercially reasonable efforts in obtaining any governmental approvals required hereunder, (C) in responding to reasonable questions posed by employees, labor unions, employee representatives or any other persons or entities and (D) in any negotiations with unions or employee representatives, in each case except as would result in the violation of any applicable Law relating to the safeguarding of data privacy. Seller shall consult with Purchaser before distributing any communications to any employee of Seller or its Subsidiaries who is expected to be a Business Employee as of the Closing that relate to the Business Transaction or any post-Closing compensation, benefits or terms of employment; provided that Seller may distribute any such communication without first consulting with Purchaser if such communication is consistent with and addressed by the terms of this Agreement, the Ancillary Documents or the Business Transaction or a press release to the general public made pursuant to, and in accordance with, Section 5.05.

(g)         Nothing herein, expressed or implied, is intended or shall be construed to constitute an amendment to any Purchaser Plan or Business Benefit Plan or any other compensation or benefits plan maintained for or provided to employees, directors or consultants of Purchaser or Seller or any of their respective Affiliates prior to or following the Closing.

(h)         On or as soon as practicable following the Closing Date, the Seller shall, or shall cause one of its Affiliates to, pay to each (x) Continuing Employee and (y) individual set forth in Section 5.14(b) of the Seller Disclosure Letter (to the extent such individual has accepted an offer of employment with Purchaser or its Affiliates) (each employee referred to in clauses (x) and (y), a “Pro Rata Bonus Employee”) a bonus, together with any employer-paid portion of any employment and payroll Taxes related thereto, in an amount equal to the pro rata portion of the bonus earned for the calendar year in which the Closing Date occurs, if any, which shall be determined using actual performance through the Closing Date against predetermined performance metrics for the Business, in respect of such Pro Rata Bonus Employee through the Closing Date (it being understood and agreed that Purchaser shall, or shall cause one of its Affiliates to, pay each Pro Rata Bonus Employee the bonus earned, if any, by such Pro Rata Bonus Employee under the applicable plan of Purchaser or its Affiliates over the balance of the year in which the Closing Date occurs). In determining the bonus amounts for each Pro Rata Bonus Employee, the Seller shall exercise any discretion in good faith and a manner consistent with its past practice regarding the evaluation of performance goals and determination of bonus amounts to be paid to such Pro Rata Bonus Employees.

(i)        Purchaser’s workers’ compensation program shall be responsible for all claims for benefits that are incurred after the Closing by participating Continuing Employees. The Seller’s workers’ compensation program shall be responsible for all claims for benefits that are incurred on or prior to the Closing by participating Continuing Employees. A claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers’ Compensation Event”) occurs. If the Workers’ Compensation Event occurs over a period both preceding and following the Closing, the claim shall be the joint responsibility and Liability of Seller and Purchaser and shall be equitably apportioned between Seller and Purchaser based upon the relative periods of time that the Workers’ Compensation Event transpired preceding and following the Closing.

Section 10.02      Pension and Savings Plan Matters. Prior to the Closing, Seller shall, or shall cause one of its Subsidiaries (excluding the Transferred Companies) to, assume sponsorship of the Cristal USA Inc. Pension Plan from the Transferred Companies.  From and after the Closing, Seller shall, or shall cause one of its Subsidiaries (excluding the Transferred Companies) to, be responsible for all liabilities and obligations associated with such Cristal USA Inc. Pension Plan. From and after the Closing, (a) the Transferred Companies shall retain sponsorship of Cristal USA Inc. Hourly Employees’ Retirement Plan and all related assets and liabilities and the Cristal Savings and Investment Plan and all related assets and liabilities and (b) all employees of Seller and its Affiliates who are not Business Employees shall cease all active participation in and accrual of benefits under each such plan.

Section 10.03    Retiree Welfare Matters.  As of the Closing, (i) Seller shall, or shall cause one of its Subsidiaries (excluding the Transferred Companies) to, assume all Liabilities for current and former non-Business Employees (and their respective beneficiaries, in each case) for retiree medical, retiree life insurance or other retiree welfare benefits under any Business Benefit Plan that provides for such benefits and (ii) the Transferred Companies shall retain all liability for current and former Business Employees (and their respective beneficiaries) for such retiree benefits under the Business Benefit Plans.

ARTICLE XI

General Provisions

Section 11.01      Amendment; Waivers.  This Agreement may be amended by the Parties at any time before Closing, by an instrument in writing signed on behalf of each of the Parties. Any modifications or amendments to this Agreement (and any Ancillary Agreements) are subject to prior approval by the FTC, and any such modifications or amendments will not take effect until the Parties have secured any necessary FTC approvals. At any time prior to the Closing, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (iii) waive compliance with any covenants and agreements contained in this Agreement or (iv) waive the satisfaction of any of the conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.02      Incorporation of FTC Decision and Order. The Parties hereby agree and acknowledge that the terms and provisions of the FTC Decision and Order shall govern this Agreement and any Ancillary Agreements.  The terms and provisions of the FTC Decision and Order that pertain to this Agreement and the Ancillary Agreements are hereby deemed incorporated by reference.  To the extent that any term or provision of this Agreement or any Ancillary Agreement conflicts with any directly corresponding term or provision of the FTC Decision and Order, the Parties hereby agree that the terms or provisions of the FTC Decision and Order shall control the rights and obligations of the Parties.

Section 11.03      Right to Rescind and Modify if Ordered by the FTC. At the time the FTC Decision and Order becomes final, if the FTC notifies Seller that Purchaser is not an acceptable purchaser of the assets being divested pursuant to this Agreement, then each of the Seller and Purchaser shall have the right immediately to rescind this Agreement, and the termination provisions of this Agreement shall be applicable as if a termination of this Agreement has occurred. Furthermore, at the time the FTC Decision and Order becomes final, if the FTC notifies Seller that this Agreement is not an acceptable manner of divestiture, Seller and Purchaser shall reasonably seek to modify this Agreement as may be necessary to satisfy the FTC; provided, however, that nothing in this provision shall require either Seller or Purchaser to agree to any modification or take any action that is not commercially reasonable.

Section 11.04      Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Seller, to:

Tronox Limited
263 Tresser Boulevard, Suite 1100
Stamford, CT 06901
USA
Attention:	Office of the General Counsel
Facsimile:	(203) 705-3703
Email:	Jeffrey.Neuman@tronox.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
USA
Attention:	William Sorabella
Facsimile:	(212) 446-6460
Email:	william.sorabella@kirkland.com

(b)	if to Purchaser or Parent, to:

c/o INEOS Enterprises
Avenue des Uttins 3,
1180 Rolle
Switzerland
Attention:	Juliet Lewis, Head of Legal – INEOS Enterprises
Email:	juliet.lewis@ineos.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
825 8th Avenue
New York, New York 10019
USA
Attention:	Craig F. Arcella
Nicholas A. Dorsey
Facsimile:	(212) 474-3700
Email:	carcella@cravath.com
ndorsey@cravath.com

Section 11.05       Definitions. For purposes of this Agreement:

“2017 Financial Statements” shall have the meaning set forth in Section 3.06(a).

“2018 Unaudited Financial Statements” shall have the meaning set forth in Section 3.06(a).

“Accounting Principles” means the accounting principles, practices and methodologies set forth in Exhibit C or, to the extent not set forth or reflected therein, as used in the Business Financial Statements.

“Acquired Shares” shall have the meaning set forth in the Recitals.

“Acquisition” shall have the meaning set forth in the Recitals.

“Acquisition Agreement” shall have the meaning set forth in the Recitals.

“Acquisition Closing” shall have the meaning set forth in the Recitals.

“Actual Adjustment Amount” shall have the meaning set forth in Section 1.06(g).

“Adjustment Amount” means (a) the Closing Cash, minus (b) the Closing Indebtedness minus (c) Unpaid Seller’s Expenses plus (d) the Working Capital Adjustment Amount (which may be a positive or negative amount). For the avoidance of doubt, the Adjustment Amount may be expressed as a positive or negative number, as the case may be.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Ancillary Agreements” means the Transfer Agreement, the Transitional Services Agreement, the Strategic Supply Agreement, the Baltimore Technical Facility Sublease and, solely to the extent required pursuant to Section 5.22, the Landfill Management and Transfer Agreement.

“Annual Financial Statements” shall have the meaning set forth in Section 3.06(a).

“Annual Licensed Volume” has the meaning set forth on Exhibit J.

“Antitrust Authority” means any Governmental Entity with the authority to enforce, oversee or apply any Antitrust Law.

“Antitrust Law” means any Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition and any Merger Control Law.

“Applicable Anti-Corruption Laws” shall have the meaning set forth in Section 3.20(a).

“Ashtabula Complex” means Ashtabula Plant 1 and Ashtabula Plant 2, together with any adjacent real property constituting supporting infrastructure, including an air separation unit, a co-generation facility, a landfill, water supply ponds and a water supply plant.

“Ashtabula Plant 1” means that certain plant used in the Business and located at 2900 Middle Road, Ashtabula, Ohio.

“Ashtabula Plant 2” means that certain plant used in the Business and located at both 2426 Middle Road and 1704 State Road, Ashtabula, Ohio.

“Baltimore Lease” means that Industrial Building Lease by and between ARC HRPBPAA001, LLC, successor-in-interest to Glen Burnie Venture, LLC, as landlord, and Cristal USA Inc., formerly known as Millennium Inorganic Chemicals Inc., as tenant, dated as of December 27, 2001, and as amended on October 16, 2002, for the Baltimore Technical Facility.

“Baltimore Technical Facility” means Cristal’s Administrative and Technical Center located at 6752 Baymeadow Drive, Glen Burnie, Maryland.

“Baltimore Technical Facility Sublease”  means the Sublease Agreement to be entered into as of the Closing, by and between Seller, as sublandlord, and Purchaser or a Transferred Company, as subtenant, substantially in the form attached hereto as Exhibit F.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 2.02(a).

“BATC Separation Plan” means the BATC Separation Plan set forth in Exhibit M.

“Business” shall have the meaning set forth in the Recitals.

“Business Assets” means all of Seller’s and its Subsidiaries’ (including for the avoidance of doubt, Subsidiaries of Cristal acquired by Seller in the Acquisition) respective right, title and interest in and to:

(a)         all rights, properties and assets (tangible or intangible and wherever located) which are primarily related to, owned, used or held for use in the conduct of the Business (other than, for the avoidance of doubt, (x) the Excluded Assets, (y) Intellectual Property Rights (which shall be governed by clause (b) of this definition), and (z) the rights, properties and assets described in clause (c) of this definition, which shall each be governed solely by clause (c) of this definition), as such assets shall exist on the Closing Date;

(b)          all Intellectual Property Rights (other than Seller Marks) that (i)(A) were exclusively used in the conduct of the Business prior to, or as of, the Closing Date; (B) are set forth on Section 11.05(a) of the Seller Disclosure Letter; or (C) were developed or held for use exclusively in the conduct of the Business and (ii)(A) are as of the Closing Date, owned by any Subsidiary of Seller that, prior to the Acquisition Closing, was a Subsidiary of Cristal; or (B) were acquired by Seller in connection with the Acquisition (the “Business Intellectual Property”); and

(c)          all rights arising under, pursuant to, or in connection with any assignment of inventions or confidentiality or non-compete agreements, entered into by any Continuing Employee, solely to the extent such rights are related to Business Intellectual Property.

“Business Benefit Plan” shall have the meaning set forth in Section 3.09(a).

“Business Day” means any day other than a day on which banking institutions are authorized or required by Law to be closed in New York City.

“Business Easements” shall have the meaning set forth in Section 3.14(d).

“Business Employee” means each employee and independent contractor of the Transferred Companies as of the Closing Date (following consummation of the Restructuring). For the avoidance of doubt, “former Business Employee” shall refer to each employee and independent contractor of the Transferred Companies and each other employee or independent contractor of Seller or its Affiliates who worked primarily in the Business prior to the Restructuring, in each case whose employment or service, as applicable, with the Transferred Companies has terminated prior to the Closing Date.

“Business Employee List” shall have the meaning set forth in Section 10.01(a).

“Business Financial Statements” shall have the meaning set forth in Section 3.06(a).

“Business Intellectual Property” shall have the meaning set forth in the definition for “Business Assets.”

“Business Leased Property” shall have the meaning set forth in Section 3.14(b).

“Business Leases” shall have the meaning set forth in Section 3.14(b).

“Business Liabilities” means all Liabilities of Seller and its Subsidiaries (or of Purchaser and its Subsidiaries arising from and after the Closing asserted against a Seller Indemnitee) to the extent related to or arising out of the ownership or operation of the Business or the Business Assets occurring or arising before, on or after the Closing Date, in each case, other than the Excluded Liabilities.

“Business Material Adverse Effect” means a Material Adverse Effect with respect to the Business.

“Business Material Contract” shall have the meaning set forth in Section 3.13(a).

“Business Owned Property” shall have the meaning set forth in Section 3.14(a).

“Business Permits” shall have the meaning set forth in Section 3.11.

“Business Properties” shall have the meaning set forth in Section 3.14(a).

“Business Registered IP” shall have the meaning set forth in Section 3.15(a).

“Business Significant Customer” shall have the meaning set forth in Section 3.17(a).

“Business Significant Supplier” shall have the meaning set forth in Section 3.17(b).

“Business Transaction” shall have the meaning set forth in the Recitals.

“Business Transaction Proposal” means other than the Business Transaction or any proposal or offer from Purchaser or any of its Affiliates, any third-party offer, proposal, indication of interest or inquiry contemplating or otherwise relating to any transaction or series of transactions (whether or not in writing) involving (i) any acquisition by a third party (whether by way of share or asset purchase), merger, joint venture, license or similar transaction, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of transactions by a Person or a group (as defined in the Exchange Act and the rules promulgated thereunder) of all or any material portion of the Business or the Transferred Companies, (ii) any other proposal or offer which, if consummated, would result in a direct or indirect acquisition or license (or similar transaction) by a third party of the Business or the Transferred Companies, or (iii) any combination of the foregoing, but, for the avoidance of doubt, excluding any transaction in respect of a majority of Seller and its Subsidiaries, taken as a whole, provided that such excluded transaction does not require termination or amendment of this Agreement.

“Cash and Cash Equivalents” means all cash and cash equivalents on hand wherever located (to the extent freely available and deducting repatriation costs), including bank balances and bank accounts, monies in possession of any banks, savings and loans or trust companies and similar cash items on hand as per the reconciled cash book; provided, however, that Cash and Cash Equivalents shall not include Restricted Cash. Any foreign currency Cash and Cash Equivalents will be translated to United States dollars at the Exchange Rate on the Closing Date.

“Change in Control Payments” means transaction-related bonuses, retention awards, change in control or severance payments or other similar amounts payable by any of the Transferred Companies in connection with the consummation of the Business Transaction and the employer-paid portion of any related employment and payroll Taxes.

“China” means, solely for purposes of this Agreement, the People’s Republic of China, the Special Administrative Region of Hong Kong, and the Special Administrative Region of Macau (for the avoidance of doubt, China does not include Taiwan).

“Closing” shall have the meaning set forth in Section 1.01.

“Closing Balance Sheet” shall have the meaning set forth in Section 1.06(b).

“Closing Cash” means, as at the Effective Time, all Cash and Cash Equivalents of the Transferred Companies, as reported on the Closing Balance Sheet, excluding any proceeds from the sale or transfer of the Excluded Assets and Excluded Liabilities or otherwise arising from the Restructuring; provided that each of Closing Cash and Estimated Closing Cash shall not exceed $10 million.

“Closing Date” shall have the meaning set forth in Section 1.05.

“Closing Indebtedness” means, as at the Effective Time, the amount of Indebtedness of the Transferred Companies, as reported on the Closing Balance Sheet.

“Closing Statement” shall have the meaning set forth in Section 1.06(b).

“Closing Statement Dispute Notice” shall have the meaning set forth in Section 1.06(d).

“Closing Working Capital” means, as at the Effective Time, (x) Current Assets minus (y) Current Liabilities, in each case as derived from the Closing Balance Sheet, but excluding any amounts in Cash and Cash Equivalents or Restricted Cash. Notwithstanding anything in the Agreement to the contrary, no current or deferred asset or liability in respect of income Taxes shall be taken into account. For the avoidance of doubt, the Closing Working Capital can be expressed as a positive or negative number, as the case may be.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means all and any agreement or arrangement to which any Transferred Company is a party or by which any Transferred Company is bound, with any trade union, works council or other labor organization or representative body.

“Commerce” shall have the meaning set forth in Section 3.21(a).

“Company” shall have the meaning set forth in the Recitals.

“Company Voting Debt” shall have the meaning set forth in Section 3.03(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.01.

“Consent” shall have the meaning set forth in Section 2.03(a).

“Continuation Period” shall have the meaning set forth in Section 10.01(a).

“Continuing Employee” shall have the meaning set forth in Section 10.01(a).

“Contract” means any contract, lease, license, indenture, note, bond, agreement, concession, franchise, commitment, bid, tender, purchase order or other agreement or instrument, in each case, oral or written, and including all amendments, modifications and supplements thereto.

“Court” means any court of competent jurisdiction.

“Court Approval” means an order of a United States Court reserving or overruling any decision by the FTC rejecting (i) this Agreement or (ii) Parent or Purchaser as an acceptable purchaser of the Business.

“Credit Support” shall have the meaning set forth in Section 3.23.

“Cristal” shall have the meaning set forth in the Recitals.

“Current Assets” means the current assets of the Business (consisting of the current assets of the Transferred Companies (following the Restructuring), if any), included in the illustrative calculation derived from the Closing Balance Sheet, as shown in Exhibit D, calculated using the Accounting Principles in Exhibit C.

“Current Liabilities” means the current liabilities of the Business (consisting of the current liabilities of the Transferred Companies (following the Restructuring), if any), included in the illustrative calculation derived from the Closing Balance Sheet, as shown in Exhibit D, calculated using the Accounting Principles in Exhibit C.

“Direct Claim” shall have the meaning set forth in Section 8.03(b).

“Direct Claim Notice” shall have the meaning set forth in Section 8.03(b).

“Disputed Item” shall have the meaning set forth in Section 1.06(d).

“Effective Time” means immediately prior to Closing, but after the Intercompany Arrangements proposed in Section 5.09 have been fully satisfied.

“Employment Contracts” means any contract of employment or engagement of any of the Transferred Companies under which an individual is employed as an employee, or otherwise, to perform personally any work or services.

“Enterprise Value” shall have the meaning set forth in Section 1.04(i).

“Environmental Claim” shall have the meaning set forth in Section 3.12(b)(i).

“Environmental Laws” shall have the meaning set forth in Section 3.12(b)(ii).

“Environmental Permits” shall have the meaning set forth in Section 3.12(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall have the meaning set forth in Section 3.09(k).

“Estimated Adjustment Amount” means (a) the Estimated Cash, minus (b) the Estimated Indebtedness, minus (c) Estimated Unpaid Seller’s Expenses plus (d) the Estimated Working Capital Adjustment Amount (which may be a positive or negative amount). For the avoidance of doubt, the Estimated Adjustment Amount may be expressed as a positive or negative number, as the case may be.

“Estimated Cash” shall have the meaning set forth in Section 1.06(a).

“Estimated Closing Statement” shall have the meaning set forth in Section 1.06(a).

“Estimated Closing Working Capital” shall have the meaning set forth in Section 1.06(a).

“Estimated Indebtedness” shall have the meaning set forth in Section 1.06(a).

“Estimated Purchase Price” shall have the meaning set forth in Section 1.04.

“Estimated Unpaid Seller’s Expenses” shall have the meaning set forth in Section 1.06(a).

“Estimated Working Capital Adjustment Amount” means (a) in the event Estimated Closing Working Capital is greater than the Target Working Capital, an amount (in dollars) equal to Estimated Closing Working Capital minus the Target Working Capital, (b) in the event Estimated Closing Working Capital is less than the Target Working Capital, a negative amount (in dollars) equal to Estimated Closing Working Capital minus the Target Working Capital and (c) in the event Estimated Closing Working Capital equals the Target Working Capital, zero dollars ($0).

“Exchange Rate” means the exchange rate between the applicable local currency and United States Dollars as observed by Bloomberg (the spot rate of exchange in effect) at 9:00 a.m. Eastern Time on any given day.

“Excluded Assets” means all of Seller’s and its Subsidiaries’ (including, for the avoidance of doubt, Subsidiaries of Cristal acquired by Seller in the Acquisition) respective right, title and interest in and to, (i) any rights, properties or assets (tangible or intangible and wherever located) which are not primarily related to, owned, used or held for use in the conduct of the Business (other than the Business Assets) and (ii) the following rights, properties and assets (tangible or intangible and wherever located):

(a)          all rights, properties or assets (tangible or intangible and wherever located), including furniture, fixtures, furnishings, equipment and other tangible personal property, related to, used or held for use at the Baltimore Technical Facility (including the Baltimore Lease), other than the Transferred Baltimore Assets;

(b)          all rights, properties or assets (tangible or intangible and wherever located) related to the Hawkins Point Properties;

(c)          all Intellectual Property Rights other than the Business Intellectual Property;

(d)          the Shared Contracts; and

(e)          all reimbursements and other payments received by or owed to, Seller and/or any of its Subsidiaries (including the Transferred Companies) before, on or after the Closing Date in respect of the Specified Liens or the claims for payment underlying the Specified Liens.

“Excluded Liabilities” means all Liabilities other than the Business Liabilities, including (i) all Liabilities related to or arising out of the ownership or operation of the Excluded Assets, any asset other than the Business Assets or any business other than the Business, in each case, occurring or arising before, on or after the Closing Date (including, for the avoidance of doubt, all rights, privileges and claims under the Shared Contracts), (ii) all Liabilities (whether or not relating to the Business) relating to the manufacture, sale, distribution or marketing of any paint or pigment containing lead, (iii) all Liabilities related to or arising out of the Specified Proceedings, (iv) all Indebtedness, (v) all Pre-Closing Antitrust Liabilities, and (vi) without limitation or duplication of any of the foregoing, all Liabilities arising from or relating to the Hawkins Point Properties, or the ownership, operation, management, use or transfer thereof, in each case, whether arising prior to, on or after the Closing, including, for the avoidance of doubt, any Liability arising from or relating to (A) Seller’s obligations (or the obligations of HP Transferee) under Section 5.22 or (B) the Landfill Management and Transfer Agreement (except to the extent such Liability was the result of the willful breach thereof by Purchaser or its Affiliates) or (C) possession by any Transferred Company, or the transfer or reissuance to HP Transferee, after the Closing, of any required permits for the Hawkins Point Properties or (D) entry by any Transferred Company, Seller or HP Transferee or their respective Affiliates before, on or after the Closing Date into any order, decree or agreement with any Governmental Entity, including any modifications or amendments thereto, contemplated by the Landfill Management and Transfer Agreement or otherwise entered into by Purchaser or its Affiliates, with the prior written consent of Seller, or by Seller or HP Transferee or their respective Affiliates.

“Feedstock Support Matters” shall mean the feedstock support matters set forth in Exhibit H.

“FTC” shall have the meaning set forth in the Recitals.

“FTC Consent” means any of the following (i) the FTC accepting the proposed FTC Decision and Order pursuant to 16 C.F.R. § 2.32 under which the FTC will allow the Acquisition to be consummated conditional upon Seller and Cristal agreeing to, among other things, consummate this Agreement within a specified period after closing the Acquisition; or (ii) Court Approval.

“FTC Decision and Order” shall mean the proposed Decision and Order submitted to the FTC, which is attached hereto as Exhibit K.  When the Final Decision and Order is issued by the FTC, it will be attached hereto as Exhibit L.

“FTC Staff” shall have the meaning set forth in Section 2.03(b).

“GAAP” means generally accepted accounting principles in the United States as at December 31, 2018.

“Governmental Entity” shall have the meaning set forth in Section 2.03(a).

“Hawkins Point Properties” means (i) real property and facilities thereon and thereat located at 3801 Ft. Armistead Road, Baltimore, Maryland, USA, which comprise a landfill; and (ii) real property and facilities thereon and thereat located at 3901 Ft. Armistead Road, Baltimore, Maryland, USA, which include, among other things, a former titanium dioxide plant known as the Hawkins Point Plant (also known as the Cristal Global, Millennium Chemical, SCM-Adrian Joynce Works) and a pond.

“Hazardous Materials” shall have the meaning set forth in Section 3.12(b)(iii).

“HP Transferee” means Tronox, LLC.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a.

“IFRS” means International Financial Reporting Standards as adopted by the European Union.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person, (ix) the deferred purchase price of services or property (including any earn-out obligations, but excluding any trade payables and accrued expenses arising in the ordinary course of business) of any Person or any of its Subsidiaries, (x) all obligations and liabilities under “sale and lease-back” transactions, (xi) any obligations in respect of dividends or other distributions declared but unpaid, (xii) all contingent obligations (including any guarantee) in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (x) above to the extent such liabilities are required to be recognized on a balance sheet in accordance with GAAP or (xiii) all obligations of such Person set forth on Section 11.05(b) of the Seller Disclosure Letter (the “Specified Liens”), in the case of each of clauses (i) through (x), together with all accrued but unpaid interest and other payment obligations thereon (including prepayment premiums, breakage costs and other related fees or liabilities payable as a result of the Closing), but excluding any unamortized debt issuance costs.

“Indemnified Party” shall have the meaning set forth in Section 8.03(a)(i).

“Indemnifying Party” shall have the meaning set forth in Section 8.03(a)(i).

“Independent Accountant” shall have the meaning set forth in Section 1.06(f).

“Insurance Proceeds” shall have the meaning set forth in Section 8.05(i).

“Intellectual Property Rights” means all intellectual property rights and industrial property rights, in any jurisdiction, including those rights in and to (i) patents, patent applications, and patent disclosures and inventions, together with reissuances, continuations, continuations-in-part, provisionals, revisions, extensions and reexaminations thereof, (ii) Internet domain names, trademarks, service marks, trade dress, trade names, logos, and corporate names, and registrations and applications for registration thereof, together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered), and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software (whether in both source code, and object code, or other form), applications, data, databases, and documentation thereof (including user manuals), (vi) trade secrets and other confidential information (including ideas, formulae, lists, compositions, recipes, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, schematics, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information), (vii) rights of publicity and other commercial rights to a personal name, and (viii) copies and tangible embodiments thereof (in whatever form or medium).

“IRS” shall have the meaning set forth in Section 3.09(b).

“Judgment” shall have the meaning set forth in Section 2.03(a).

“Knowledge” with respect to (a) Seller means the actual or constructive knowledge (after making due inquiry, including, without limitation, of representatives of Cristal prior to the Acquisition Closing) of the individuals set forth in Section 11.05(c) of the Seller Disclosure Letter and (b) Purchaser means the actual knowledge (after making due inquiry) of the individuals set forth in Section 11.05(a) of the Purchaser Disclosure Letter.

“Landfill Management and Transfer Agreement” shall have the meaning set forth in Section 5.22.

“Law” shall have the meaning set forth in Section 2.03(a).

“Legal Restraints” shall have the meaning set forth in Section 6.01(a)

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, or due or to become due whether in contract, tort, strict liability or otherwise).

“Licensed Non-US Facility(ies)” means the single manufacturing facility (or multiple facilities acquired by INEOS Enterprises Holdings Limited or its Subsidiary from a Person in a single transaction (and not, for the avoidance of doubt, a series of related transactions)) manufacturing Titanium Products (A) that is located outside of China, is identified in writing by Purchaser to Seller upon Purchaser’s exercise of the Option, and is wholly owned by INEOS Enterprises Holdings Limited or any Subsidiary of INEOS Enterprises Holdings Limited in which INEOS Enterprises Holdings Limited directly or indirectly owns at least 95% of the interests and (B) in which no Prohibited China Entity owns, directly or indirectly, any interest.

“Licensed Retained IP” means any Intellectual Property Rights (other than the Business Intellectual Property and the Seller Marks) that (i)(A) have been used in the conduct of the Business prior to, or as of, the Closing Date; (B) prior to the Closing Date, were developed or held for use by the Business; or (C) are set forth on Section 11.05(d) of the Seller Disclosure Letter; and (ii) (A) are as of the Closing Date, owned by any Subsidiary of Seller that, prior to the Acquisition Closing, was a Subsidiary of Cristal; or (B) were acquired by Seller in connection with the Acquisition. For the avoidance of doubt, (x) patent application WO2016/166595 titled “Method For Producing Redox-Active Ti(IV) Coordination Compounds” and patent application WO2017/017529 titled “Hydrothermal Treatment Method For Producing Redox-Active Transition Metal Coordination Compounds” and (y) all Intellectual Property Rights (other than Seller Marks) relating substantially to the methods, processes, or technology claimed or described in such patent applications are included in the Licensed Retained IP.

“Lien” means any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance, right of first offer, right of first refusal or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Losses” means any and all losses, damages, costs, Taxes, deficiencies, assessments, fees and expenses, including interest, penalties, fines (whether civil or criminal), reasonable fees of attorneys’ and other advisors’ and other reasonable expenses and costs of defense; provided, however, that “Losses” shall not include any incidental, consequential, exemplary, indirect, special or punitive damages, including loss of future revenue, income or profits, business interruption, diminution of value or loss of business reputation or opportunity (except to the extent that any such damages are the subject of a Third Party Claim).

“Marks” means fictional business names, corporate names, trade names, trade dress rights, trademarks and service marks, logos, domain names, social media identifiers, other sources of origin and registrations and applications for registration of any of the foregoing. For the avoidance of doubt, Marks do not include grade descriptors or product designations.

“Material Adverse Effect” means (a) with respect to Seller or Purchaser, as applicable, any fact, circumstance, effect, change, event, occurrence, condition or development that, individually or in the aggregate with all other facts, circumstances, effects, changes, events, occurrences, conditions or developments, prevents or materially impedes, or would reasonably be expected to prevent or materially impede, Seller or Purchaser, as applicable, from consummating the Closing or (b) with respect to the Business, any fact, circumstance, effect, change, event, occurrence, condition or development that, individually or in the aggregate with all other facts, circumstances, effects, changes, events, occurrences, conditions or developments, has had or would reasonably be expected to have a material adverse effect on the business, properties, condition (financial or otherwise) or results of operations of the Business, taken as a whole; provided that solely for purposes of clause (b) of this definition, none of the following facts, circumstances, effects, changes, events, occurrences, conditions or developments to the extent resulting from, arising out of or attributable to, either alone or in combination (i) changes or conditions generally affecting the industries in which the Business operates, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any other jurisdiction where the Business operates, (iii) any failure, in and of itself, by Seller or its Subsidiaries to meet any internal projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect unless excepted by another clause of this proviso), (iv) the execution and delivery of this Agreement or the public announcement of the Closing or any of the other transactions contemplated by this Agreement (provided that this clause (iv) shall not apply to the use of “Business Material Adverse Effect” in Section 3.05(a) or Section 3.05(b) or the closing condition set forth in Section 6.03(a)(iii) to the extent that such condition relates to such representations and warranties), (v) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof) after the date of this Agreement, (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism or (vii) any hurricane, tornado, flood, earthquake or other natural disaster, (viii) any litigation relating to this Agreement or the Business Transaction or (ix) any action taken by any Party that is required by this Agreement or taken at the written request of the other Party, shall constitute a “Material Adverse Effect” or be taken into account in determining whether a “Material Adverse Effect” has occurred with respect to such Person, except, in the case of clauses (i), (ii), (v), (vi) and (vii), to the extent such fact, circumstance, effect, change, event, occurrence, condition or development is disproportionately adverse to the Transferred Companies or the Business, in each case, taken as a whole, relative to other participants in the industries in which the Transferred Companies or the Business, respectively, operates.

“Merger Control Law” shall mean any Law requiring one or more parties to a transaction, merger, acquisition or joint venture to submit a notification or filing to an Antitrust Authority regarding any transaction, merger, acquisition or joint venture, including the HSR Act.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 3(37) or Section 4001(a)(3) of ERISA.

“Non-Assignable Asset” shall have the meaning set forth in Section 1.03.

“Non-TC Party” means Seller or a Subsidiary of Seller (other than a Transferred Company).

“Non-TC Ashtabula Contracts” means sales Contracts, other than Shared Contracts, that exclusively relate to the Business and to which a Non-TC Party is a party, including the Contracts set forth in Section 11.05(e) of the Seller Disclosure Letter.

“Non-US Manufactured Titanium Product” means any Titanium Product that (i)(A) is covered by or practices any Licensed Retained IP or (B) is manufactured in a manner, or manufactured using any processes, applications, or devices (including equipment and machinery), that practices or embodies any Licensed Retained IP (including any claim of any patent constituting Licensed Retained IP); and (ii) is manufactured outside of the United States.

“OFAC” shall have the meaning set forth in Section 3.21(a).

“Off-the-Shelf Software License” means a non-exclusive license for commercially-available, unmodified, “off-the-shelf” software, for aggregate payments of no more than $50,000.

“Option” shall have the meaning set forth in Section 5.13(c).

“Option Exercise Date” shall have the meaning set forth in Section 5.13(c).

“Option Initial Fee” shall have the meaning set forth on Exhibit J.

“Option Installment Fee” shall have the meaning set forth on Exhibit J.

“Organizational Document” means any of the following, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) limited liability company agreement or operating agreement for a limited liability company; (v) any charter, governing or similar document adopted or filed in connection with the creation, formation, governance or organization of a Person; and (vi) any amendment, side letter or binding interpretation of any of the foregoing.

“Parent” shall have the meaning set forth in the preamble.

“Party” or “Parties” shall have the meaning set forth in the preamble.

“PBGC” means Pension Benefit Guaranty Corporation.

“Pension Plan” shall have the meaning set forth in Section 3.09(d).

“Permitted Liens” means (i) statutory liens securing payments not yet due (other than with respect to Taxes), (ii) such recorded imperfections or irregularities of title, including easements, trackage rights, leases, licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances (other than with respect to Intellectual Property Rights) incurred in the ordinary course of business that, in the aggregate, do not materially affect the use of the properties or assets subject thereto in the operation of the Business as conducted over the twelve (12) months preceding the Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy any Business Owned Property which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property, (iv) matters that may be disclosed by a current, accurate survey or physical inspection of a Business Owned Property, in either case performed prior to Closing, that, in the aggregate, do not materially affect the use of the property subject thereto in the operation of the Business as currently conducted thereon, (v) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the Business Financial Statements, in each case which will be paid off at or prior to the Closing, (vi) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (vii) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, as applicable, (viii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (ix) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business, (x) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business and (xi) Liens (other than with respect to Intellectual Property Rights and Business Owned Property) which are not, individually or in the aggregate, material to the Business.

“Permits” means all licenses, permits, franchises, approvals, allowances, waivers, exceptions, certificates, registrations, authorizations, consents or Judgments of, or notices to or filings with, any Governmental Entity.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Position Statements” shall have the meaning set forth in Section 1.06(f).

“Pro Rata Bonus Employee” shall have the meaning set forth in Section 10.01(h).

“Pre-Closing Antitrust Liabilities” means all Liabilities arising from any agreement, arrangement, understanding or practice (whether legally binding or not) or course of conduct prior to the Closing the purpose or effect of which was to prohibit, restrict, or distort competition in violation of any Antitrust Law in any jurisdiction in which the Transferred Companies or the Business have carried on or are carrying on business.

“Pre-Closing Tax Period” means any taxable period beginning before and ending on or before the Closing Date and the portion of any Straddle Period beginning before and ending on the Closing Date.

“Pre-Closing Tax Return” shall have the meaning set forth in Section 9.02(b).

“Pre-Closing Taxes” means (i) Taxes of the Transferred Companies for any Pre-Closing Tax Period (including, for the avoidance of doubt, Taxes of the Transferred Companies, whenever paid, attributable to any adjustment under Section 481 of the Code made prior to the Closing and any other Taxes for any Pre-Closing Tax Period, whenever paid, that are remitted pursuant  to an installment plan with a taxing authority or otherwise), (ii) without duplication of the foregoing clause (i), all Taxes of any Person (other than the Transferred Companies) imposed on a Transferred Company (A) as a transferee or successor, by contract entered into prior to the Closing (other than Taxes imposed pursuant to customary provisions in contracts entered into in the ordinary course of business the principal purpose of which is not Taxes) or otherwise, which Taxes relate to an event or transaction occurring before the Closing or (B) as a result of being or having been, prior to the Closing, a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including under U.S. Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law), (iii) Taxes of Seller or any of its Affiliates (excluding any Transferred Company), and (iv) Taxes attributable the Restructuring (including those attributable to the transactions contemplated by Section 5.22).

“Preliminary Injunction” shall have the meaning set forth in the Recitals.

“Proceeding” shall have the meaning set forth in Section 2.04.

“Prohibited China Entity” means (A) any Person that is (x) directly or indirectly beneficially owned or controlled (including by virtue of representation on such Person’s board of directors or similar governing body by one or more Persons that are citizens or nationals of China) by one or more Persons organized, located, or resident in China; or (y) organized or incorporated under the laws of China; and (B) any Affiliate of any such Person.

“Proposed Assignee” shall have the meaning set forth in Section 1.03.

“Proposed Assignor” shall have the meaning set forth in Section 1.03.

“Purchase Price” means an amount of cash equal to (i) the Enterprise Value plus (ii) the Actual Adjustment Amount, determined in accordance with Section 1.06.

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Confidential Information” shall have the meaning set forth in Section 5.18(a).

“Purchaser Disclosure Letter” shall have the meaning set forth in the Preamble to Article II.

“Purchaser Fundamental Representations” shall have the meaning set forth in Section 6.02(a)(i).

“Purchaser Indemnitees” shall have the meaning set forth in Section 8.01.

“Purchaser Material Adverse Effect” means a Material Adverse Effect with respect to Purchaser.

“Purchaser Plan” or “Purchaser Plans” shall have the meaning set forth in Section 10.01(c).

“Purchaser Tax Act” means (A) amending a Seller Tax Return or a Pre-Closing Tax Return of a Transferred Company other than with the consent of Seller (not to be unreasonably withheld, delayed or conditioned) or as required by applicable Law, (B) making an election under Section 338 of the Code with respect to the acquisition of a Transferred Company, (C) making a Tax election inconsistent with the past practices and procedures of a Transferred Company that retroactively applies to the Taxes of a Transferred Company for a Tax period ending on or prior to the Closing Date, (D) extending or waiving, or permitting a Transferred Company to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period or Straddle Period, (E) voluntarily approaching any Tax authority or initiating any “voluntary disclosure” or similar proceeding with respect to any Tax matter for a Pre-Closing Tax Period or Straddle Period or (F) taking, or causing any Transferred Company to take, any action (other than actions expressly contemplated herein) on the Closing Date after the Closing outside the ordinary course of business if such action could have the effect of increasing the Tax liability or reducing any Tax asset of a Transferred Company or Seller in respect of any Pre-Closing Tax Period or increasing the liability of Seller under this Agreement, in each case without the prior consent of Seller (not to be unreasonably withheld, delayed or conditioned), other than an action taken or transaction entered into: (i) at the written request of Seller; (ii) in the ordinary course of the Business (as conducted at Closing or the Acquisition Closing); (iii) pursuant to this Agreement or any contract or agreement entered into by a Transferred Company prior to the Closing (or pursuant to this Agreement); or (iv) that is required by any applicable Law.  For purposes of the definition of “Purchaser Tax Act,” Seller’s refusal to consent to an action of Purchaser by reason of Seller not having received the required consent of Cristal pursuant to the Acquisition Agreement (as of February 21, 2017, without taking into account any amendments, restatements or modifications thereafter) shall be deemed reasonable to the extent Seller used its reasonable best efforts to obtain such consent on a timely basis.

“Release” shall have the meaning set forth in Section 3.12(b)(iv).

“Remedial Action” means all actions required to clean up, remove, treat or remediate or otherwise address Hazardous Materials in the environment located at, on or under real property at concentrations exceeding those allowed by Environmental Laws, including the following: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential clean up, removal, treatment or remediation of Hazardous Material in the indoor or outdoor environment.

“Replacement Contract” shall have the meaning set forth in Section 5.08.

“Representatives” shall have the meaning set forth in Section 4.03.

“Resolution Period” shall have the meaning set forth in Section 1.06(e).

“Restricted Cash” means cash and cash equivalents that are not capable of being lawfully spent, distributed, loaned or released without deduction and that are not freely available or distributable (including cash posted to support letters of credit, performance bonds or other similar obligations, customer deposits and deposits with third parties (including landlords and vendors)).

“Restructuring” shall have the meaning set forth in the Recitals.

“Sanctioned Country” shall have the meaning set forth in Section 3.21(a).

“Sanctioned Person” shall have the meaning set forth in Section 3.21(a).

“Seller” shall have the meaning set forth in the preamble.

“Seller Confidential Information” shall have the meaning set forth in Section 5.18(b).

“Seller Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

“Seller Fundamental Representations” shall have the meaning set forth in Section 6.03(a)(i).

“Seller Hamilton Facility” means that certain plant used in the business of the Seller and located at 40034 Tronox Rd, Hamilton, Mississippi.

“Seller Indemnitees” shall have the meaning set forth in Section 8.02.

“Seller Marks” shall have the meaning set forth in Section 5.07.

“Seller Tax Return” shall have the meaning set forth in Section 9.02(a).

“Shared Contract” shall have the meaning set forth in Section 5.08.

“Specified Liens” shall have the meaning set forth in the definition for “Indebtedness”.

“State Department” shall have the meaning set forth in Section 3.21(a).

“Specified Proceedings” means the Proceedings marked as such with an asterisk (*) in Section 3.10 of the Seller Disclosure Letter.

“Stock Purchase End Date” shall have the meaning set forth in Section 7.01(b)(ii).

“Straddle Period” means any taxable period beginning before and ending after the Closing Date.

“Strategic Supply Agreement” shall mean an agreement between Seller and a Transferred Company regarding the strategic supply of certain pigments on terms substantially consistent with those terms set forth in Exhibit I.

“Subsidiary” with respect to any Person, means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Systems” means the computer systems (including computer software, firmware and hardware), telecommunications, networks, peripherals, platforms, computer systems and other similar or related items of automated, computerized and/or software systems that are primarily used for or in the Business.

“Target Working Capital” means $167,500,000.

“Tax Benefit” means a deduction, loss or credit with respect to Taxes. A Tax Benefit shall be considered actually realized by an Indemnified Party or its Affiliates only to the extent that, but for such Tax Benefit, such Indemnified Party’s and its Affiliates’ aggregate liability for Taxes (other than estimated Taxes) would be higher than it is with such Tax Benefit in the year the Loss was incurred or in the immediately succeeding Tax year. In computing the amount of any such Tax Benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount.

“Tax Claim” shall have the meaning set forth in Section 9.04(a).

“Tax Representations” shall have the meaning set forth in Section 8.04(a).

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of a tax imposed by a Governmental Entity, including any employment taxes (such as employer or employee social security taxes), corporate taxes, indirect taxes, stamp or customs duties and value added taxes, together with all interest, penalties and additions imposed with respect to such amounts.

“Third Party Claim” shall have the meaning set forth in Section 8.03(a)(i).

“Third Party Claim Notice” shall have the meaning set forth in Section 8.03(a)(i).

“Titanium Products” shall have the meaning set forth in Section 5.13(a)(i).

“Transfer Agreement” means the Transfer Agreement, by and among the Transferred Companies, Tronox Incorporated, a wholly owned subsidiary of Seller, certain other subsidiaries of Seller and, solely for the purposes specified therein, Seller, substantially in the form attached hereto as Exhibit B.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated on or before the Closing pursuant to this Agreement.

“Transferred Baltimore Assets” means (a) all of the Transferred Companies’ respective right, title and interest in and to the Baltimore Technical Facility Sublease, (b) all IT equipment and software (and contracts related thereto) located at or used in the operation of the Baltimore Technical Facility, other than (i) any IT equipment or software (or contracts related thereto) exclusively used by any employee of Seller or any of its Subsidiaries who is not a Business Employee and (ii) the IT equipment and software (and contracts related thereto) set forth on Section 11.05(f) of the Seller Disclosure Letter, except where, in the case of clauses (i) and (ii), such IT equipment is, or contains information that is, necessary for the conduct of the Business in the ordinary course and (c) the furniture, fixtures, furnishings, equipment, and other personal property, in each case, located at the Baltimore Technical Facility.

“Transferred Companies” shall have the meaning set forth in the Recitals.

“Transferred Company Equity” shall have the meaning set forth in Section 3.03(a).

“Transitional Services Agreement” means the Transitional Services Agreement, by and between HP Transferee and Purchaser, substantially in the form attached hereto as Exhibit E.

“Unfunded Salaried Plan Amount” means $2,500,000.

“Unpaid Seller’s Expenses” means the amount of all of the fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other Representatives) incurred on or prior to the Closing by or on behalf of, or to be paid by, at any time any Transferred Company in connection with this Agreement or the Business Transaction, including any Change in Control Payments (whether payable prior to, on or after the Closing) that are unpaid as of immediately prior to the Closing, as derived from the Closing Balance Sheet.

“Unresolved Items” shall have the meaning set forth in Section 1.06(f).

“Volume Calculation Year” shall have the meaning set forth in Section 5.13(a)(iii).

“WARN Act” shall have the meaning set forth in Section 3.16(i).

“Workers’ Compensation Event” shall have the meaning set forth in Section 10.01(i).

“Working Capital Adjustment Amount” means (a) in the event Closing Working Capital is greater than the Target Working Capital, an amount (in dollars) equal to Closing Working Capital minus the Target Working Capital, (b) in the event Closing Working Capital is less than the Target Working Capital, a negative amount (in dollars) equal to Closing Working Capital minus the Target Working Capital and (c) in the event Closing Working Capital equals the Target Working Capital, zero dollars ($0).

Section 11.06      Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Whenever the words “in the ordinary course of business” are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practice over the twelve (12) months preceding the Closing Date”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Masculine gender shall also include the feminine and neutral genders, and vice versa. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated, and, in the case of any Law, shall include all rules and regulations promulgated thereunder. References to a Person are also to its permitted successors and assigns. References to “days” shall refer to calendar days unless Business Days are specified. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day. Any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 5:00 p.m. New York City time on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to United States dollars.

Section 11.07      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 11.08       Entire Agreement; No Third-Party Beneficiaries.

(a)         This Agreement, taken together with the Purchaser Disclosure Letter, Seller Disclosure Letter, the Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the Business Transaction (including, for the avoidance of doubt, the Heads of Terms, dated as of September 30, 2018, by and between Seller and INEOS Europe AG, which shall have no further force or effect as of the date hereof).

(b)          Except as expressly provided in Section 5.19, this Agreement is not intended to, and shall not, confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and nothing herein, express or implied, is intended to or shall confer upon any Person other than the Parties any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.09       Governing Law and Venue.

(a)          This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under any applicable principles of conflicts of laws of the State of Delaware.

(b)         Each Party irrevocably submits to the jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such court does not have subject matter jurisdiction or declines jurisdiction, in any state or federal court located in the State of Delaware) any Proceeding arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Proceeding may be heard and determined in such court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding. The Parties further agree, (i) to the extent permitted by Law, that final and unappealable judgment against any of them in any action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.04; provided that, solely with respect to service of process upon Parent, Parent hereby irrevocably designates Purchaser as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or any other agreement executed in connection with this Agreement, and such service shall be deemed complete upon delivery thereof to Purchaser. Nothing herein shall affect the right of any Party to serve process in any manner permitted by applicable law. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the state of Delaware and of the United States of America.

Section 11.10       Bulk Sale Laws. Purchaser hereby waives compliance by Seller and its Subsidiaries, in connection with the Business Transaction, with the provisions of any applicable bulk sales or bulk transfer or similar Law.

Section 11.11       Obligations of the Parties; Effect of Cristal Ownership.

(a)         Whenever this Agreement requires an Affiliate or a Subsidiary of a Party to take any action, such requirement shall be deemed to include an undertaking on the part of such Party to cause such Affiliate or Subsidiary to take such action.

(b)          Without prejudice to Section 11.11(a), notwithstanding anything set forth herein to the contrary, in the context of any provision in this Agreement concerning obligations of Seller to take or omit to take any action (including, without limitation, obligations to (i) provide access to books, records and information to Purchaser and (ii) obtain Consents) prior to the Acquisition Closing, such provision shall, to the extent that the same would as a matter of fact require any action or omission by Cristal or any Subsidiary of Cristal (as the owner and operator of the Business), be read as a reference to the obligation of Seller to use reasonable best efforts to cause Cristal, or the relevant Subsidiary of Cristal, to take or omit to take such action; provided, however, that if as of the date of this Agreement Seller does not have any contractual right against Cristal that Seller can enforce to cause Cristal or such Subsidiary to take or omit to take such action (whether under the Acquisition Agreement or otherwise) but Seller has contractual obligations under this Agreement to do so, then Seller and Purchaser shall discuss in good faith such limitations in Seller’s ability to cause Cristal or such Subsidiary of Cristal to take or omit to take any such action and Seller and Purchaser shall act reasonably to seek to resolve such issue as is reasonably practicable.

Section 11.12     Purchaser Obligations.  Subject to the provisions of this Section 11.12, Parent hereby fully, unconditionally and irrevocably guarantees to Seller the performance of all obligations to be performed by Purchaser under this Agreement.  Parent hereby acknowledges that, with respect to all of Purchaser’s obligations, this guaranty shall be a guaranty of payment and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against Purchaser.  Parent hereby waives diligence, demand of payment, filing of claims with a court in the event of a merger or bankruptcy of Purchaser, any right to require a proceeding first against Purchaser, the benefit of discussion, protest or notice and all demands whatsoever, and covenants that this guaranty will not be discharged as to any obligation except by satisfaction of such obligation in full.

Section 11.13      Mutual Drafting. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 11.14      Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.15      Remedies. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Article VII, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 11.16      Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the Business Transaction. Each Party (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 11.16.

Section 11.17      Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered, including by e-mail in PDF format (which shall constitute a legal and valid signature for purposes hereof and have the same effect as an original), to the other Parties.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement, all as of the date first written above.

TRONOX LIMITED

By:	/s/ Jeffry N. Quinn
Name:	Jeffry N. Quinn
Title:	President and Chief Executive Officer

INEOS AG

By:	/s/ Jonny Ginns
Name:	Jonny Ginns
Title:	Authorized Signatory

INEOS JOLIET US HOLDCO, LLC

By:	/s/ Rebecca Gray
Name:	Rebecca Gray
Title:	Vice President of Tax & Corporate Secretary